As filed with the Securities and Exchange Commission on June 28, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Form S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Global Traffic Network, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7383 (Primary Standard Industrial Classification Code Number)	33-1117834 (I.R.S. Employer Identification No.)

800 Second Avenue, 5th Floor
New York, New York 10017
Telephone: (212) 896-1255
Facsimile: (212) 986-3380
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William L. Yde III
Chairman of the Board, President and Chief Executive Officer
Global Traffic Network, Inc.
800 Second Avenue, 5th Floor
New York, New York 10017
Telephone: (212) 896-1255
Facsimile: (212) 986-3380
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William M. Mower, Esq. Alan M. Gilbert, Esq. Maslon Edelman Borman & Brand, LLP 90 South 7th Street, Suite 3300 Minneapolis, Minnesota 55402 Telephone: (612) 672-8200 Facsimile: (612) 672-8397	Steven Grossman, Esq.
C. Brophy Christensen, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, California 94111-3305
Telephone: (415) 984-8700
Facsimile: (415) 984-8701

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Offering Price per	Aggregate	Amount of
to be Registered	Registered(1)	Share(2)	Offering Price	Registration Fee
Common Stock, $0.001 par value	5,175,000 shares	$7.12	$36,846,000.00	$1,131.17

(1)	Includes 675,000 shares purchasable by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended, and based upon the average of the high and low sale prices for such common stock on June 25, 2007, as reported on the NASDAQ Global Market.

The Registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus
SUBJECT TO COMPLETION, DATED JUNE 28, 2007

4,500,000 Shares

Common Stock

Global Traffic Network, Inc. is offering 4,500,000 shares of its common stock.

Our common stock is quoted on the NASDAQ Global Market under the symbol “GNET”. The last reported sale price of our common stock on the NASDAQ Global Market on June 26, 2007 was $6.96 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 of this prospectus.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Us, Before Expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 675,000 shares of our common stock solely to cover over-allotments of shares, if any.

Delivery of the shares of our common stock will be made on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Oppenheimer & Co.
JMP Securities
Feltl and Company

The date of this prospectus is          , 2007.

GTN

GLOBAL TRAFFIC NETWORK

Radio Traffic Reports | **Radio News Reports** | **Television Reports**

ABOUT THIS PROSPECTUS

You should rely only on the information in this prospectus. Neither we, nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. We are making offers to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. You should not consider this prospectus to be an offer to sell, or a solicitation of an offer to buy, shares of our common stock if the person making the offer or solicitation is not qualified to do so or if it is unlawful for you to receive the offer or solicitation.

References in this prospectus to “we”, “us”, “our”, “our company” and “the Company” refer to Global Traffic Network, Inc. and its consolidated subsidiaries, unless the context requires otherwise. Our direct and indirect wholly-owned subsidiaries include The Australia Traffic Network Pty Limited, an Australian proprietary company organized and registered under the Corporations Act of Australia, Global Traffic Canada, Inc., a Delaware corporation, Canadian Traffic Network ULC, an Alberta business corporation, and Global Traffic Network (UK) Limited, a private company limited by shares incorporated in England and Wales. We refer to these entities throughout this prospectus as “The Australia Traffic Network”, “Global Canada”, “Canadian Traffic Network” and “UK Traffic Network”, respectively.

Prior to our initial public offering, The Australia Traffic Network, our wholly-owned Australian operating subsidiary, was a separate entity controlled by the same shareholder base that controlled us immediately prior to such initial public offering. On March 23, 2006, the effective date of the initial public offering, and pursuant to a Securities Exchange Agreement (the “Securities Exchange Agreement”) dated December 13, 2005 among us, The Australia Traffic Network and the holders of all of the outstanding ordinary shares of The Australia Traffic Network, we exchanged 4,000,000 shares of our common stock and issued an aggregate of $1.4 million in promissory notes to The Australia Traffic Network shareholders for all of the outstanding ordinary shares of The Australia Traffic Network (the “Share Exchange”). As a result of the Share Exchange, The Australia Traffic Network became our wholly-owned subsidiary. Those promissory notes (the “Share Exchange Notes”), which were intended to cover the estimated tax consequences to such shareholders of the Share Exchange, were paid in their entirety on March 29, 2006, the closing date of our initial public offering, out of the net proceeds from the initial public offering. Unless we indicate otherwise, the discussions in this prospectus assume that the Share Exchange had occurred as of July 1, 2001 such that The Australia Traffic Network had been a wholly-owned subsidiary of ours for all periods presented. However, the balance sheet data as of and prior to June 30, 2005 does not include the impact of the issuance of the Share Exchange Notes as part of the Securities Exchange Agreement. Any activity or balances prior to May 16, 2005 (our date of formation) pertain to The Australia Traffic Network only. In each case, all material intercompany transactions and balances have been eliminated.

Throughout this prospectus, our fiscal years ended June 30, 2002 through 2006 are referred to as fiscal years 2002 through 2006, respectively. Our fiscal year consists of 52 weeks, commencing on July 1 of each year and ending on June 30 of the subsequent year.

Although we have derived substantially all of our revenues to date from our Australian and Canadian operations, and have recently begun to incur limited expenses in connection with start-up operations in the United Kingdom, we report our financial condition and results of operations in U.S. dollars and all references to dollar amounts in this prospectus refer to U.S. dollars unless stated otherwise. Income statement amounts are converted from Australian dollars, Canadian dollars and British pounds to U.S. dollars based on the average exchange rate for each quarterly period covered. Assets and liabilities are converted based on the exchange rate as of the applicable balance sheet date. Equity is converted based on the exchange rate in place at the time of the applicable investment. Foreign currency translation adjustments occur when the income statement and balance sheet are converted at different exchange rates and are recognized as other comprehensive income or loss in the financial statements.

Throughout this prospectus, we refer to the radio stations that contract to receive our radio traffic reports and radio news reports as members of our “Radio Network” and the television stations that contract to receive our TV reports as members of our “TV Network”. Collectively, we refer to the members of these networks as our network affiliates. In addition, we collectively refer to the radio traffic reports, radio news reports and TV reports that we provide to our network affiliates as our information reports.

SUMMARY

This summary highlights material information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before deciding to invest in our common stock. Before making an investment decision, we urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors,” beginning on page 9 of this prospectus, and our consolidated financial statements and related notes set forth elsewhere in this prospectus.

Global Traffic Network, Inc.

We provide traffic and news information reports to radio and television stations in international markets. We are the largest provider of traffic information reports to radio and television stations in Australia and Canada. We also provide news information reports to radio stations in Canada and we believe that we maintain the largest inventory of commercial advertising embedded in news reports in Australia. We derive substantially all of our revenues from the sale to advertisers of commercial advertising inventory associated with these information reports. We obtain this advertising inventory from radio and television stations in exchange for information reports and/or, for certain broadcasters, cash compensation. We provide broadcasters in international markets a cost-effective alternative to gathering and delivering their own traffic and news information reports and offer advertisers an efficient, broad-reaching alternative to that offered by traditional radio and television.

In Australia, our network affiliates are currently comprised of 69 radio stations and 13 television stations and we expect to add three additional radio stations and one additional television station in July 2007. Including these additional stations, and according to AC Nielsen, our Australian information reports have a weekly reach of approximately 7.6 million radio listeners, which represents over 94% of the commercial radio listeners, and approximately 7.7 million television viewers, which represents over 62% of the commercial television viewers, in the five largest Australian markets.

In Canada, our network affiliates are currently comprised of 69 radio stations and three television stations and we expect to begin providing information reports to two additional television stations shortly. According to BBM Canada, the Canadian industry consortium for audience ratings, our Canadian information reports have a weekly reach of more than 7.5 million radio listeners, which represents over 29% of the commercial radio listeners, and more than 1.7 million television viewers, which represents approximately 7% of the commercial television viewers in Canada.

In addition, we recently started to explore opportunities for expansion into several European markets and have formed a subsidiary in the United Kingdom in anticipation of commencing our United Kingdom operations. To date, we have not contracted to provide services to any radio or television stations in the United Kingdom or any other European market.

Our commercial advertising inventory, which is primarily comprised of ten second advertising spots embedded in information reports that are broadcast on radio or television, is generally sold as advertising packages on a local, regional or national network basis. We market our advertising packages on a percentage-based rotation. Each advertiser receives its pro rata share of our aggregate advertising inventory that airs primarily during prime morning and afternoon drive periods. Because we consolidate our commercial advertising inventory on a network basis, we are able to offer advertisers a cost-effective, broad-based advertising vehicle that reaches mass audiences. Since July 1, 2006, our advertising customers have included nine of the top ten Australian marketers and 16 of the top 20 global marketers, as published by AdvertisingAge.

Industry Background and Trends

The international markets for radio and television represent significant opportunities for attracting media audiences and advertising. According to AC Nielsen, the total number of commercial radio listeners and television viewers in Australia is approximately 16.0 million and 20.3 million, respectively. According to BBM Canada, the total number of commercial radio listeners and television viewers in Canada are each approximately 25.7 million. According to fourth quarter 2006 ratings by Radio Joint Audience Research (“RAJAR”), the total audience reach for commercial radio and television stations in the United Kingdom is approximately 45.0 million listeners and approximately 25.0 million households.

Radio and television stations generally attempt to attract listeners and viewers by selecting a style of programming that appeals to a target listening or viewing audience. Although there are many programming formats, broadcasters recognize that traffic and news reports appeal to a wide range of audiences. Because there can be substantial expenses involved in preparing and delivering traffic and news reports, many broadcasters have elected to outsource the preparation and delivery of these reports to third parties that specialize in packaging such information. Outsourcing companies are often able to provide better information in a more cost-effective manner, which allows broadcasters to focus on improving service to their listeners or viewers, reduce costs and improve profitability.

The media advertising market has experienced many changes and innovations in recent years, particularly the introduction and rising popularity of non-traditional media outlets such as the internet and mobile digital media. As a result, broadcasters increasingly compete with these additional media platforms. This trend has resulted in a more mature advertising market in traditional media with limited or no growth, which increases the pressure on broadcasters to manage their operations and expenses in a cost-effective manner.

The fragmentation of media markets also poses a challenge to advertisers. Although innovations in non-traditional media provide advertisers with additional platforms through which they can reach consumers, the rising number of media platforms creates increasingly segmented audiences that make it difficult for advertisers, especially large companies that rely on national or global brand recognition, to reach the broad-based audiences that they desire. Advertisers are increasingly looking for a return on investment for each advertising dollar spent, which is generally measured by the audience reach of their chosen advertising media and the penetration to various demographics within those media.

Our Business Model

We believe that our business model addresses the needs of multiple constituencies. Our inventory of network-based advertising allows advertisers to deliver a meaningful message to a broad, demographically diverse audience using the traditional media of radio and television. For broadcasters, we facilitate the delivery of traffic and news information to audiences in a cost-effective manner.

We obtain information through an infrastructure that includes, among other things, helicopters, airplanes, cameras and remote monitoring systems, scanners, station listener lines, cellular phones, remote camera systems positioned on aircraft and external news gathering sources. We process the information and prepare and deliver high-quality reports that enable radio stations to provide listeners with accurate up-to-the-minute information. We also leverage the on-the-scene presence of our helicopters, which are fitted with camera systems to record and compile video footage.

The information reports we provide to radio and television stations are divided into three categories based on the content of the report and the medium in which it is delivered:

•	Radio traffic reports provide radio listeners with daily scheduled customized traffic information.

•	Radio news reports provide radio listeners with general news information that complements our radio traffic reports.

•	TV reports provide television viewers with customized traffic reports and video footage of traffic conditions and breaking news stories.

We work closely with station program and news directors to customize our information reports to meet content and style requirements of each of our network affiliates so that our reports will appeal to each station’s target audience. Stations regularly participate in the selection of on-air broadcasters to ensure that the broadcaster’s style is appropriate for their stations’ formats. Our broadcasters often become integral “on-air personalities” as a result of their on-air presence and interaction with the stations’ on-air personnel. Because we incur all costs related to the preparation and transmission of our information reports and we provide these reports in exchange for advertising inventory, radio and television stations can eliminate the cash costs involved in providing traffic and news reports to their audiences.

Our services appeal to advertisers because our advertising inventory is sold on a network basis that gives advertisers an opportunity to reach a broad-based, local, regional or national audience through a single purchase of commercial advertising inventory. We believe this type of network-based advertising platform is especially appealing to large companies that market products by leveraging national or global brand recognition. In addition, we position advertisements within the information reports such that advertisers’ messages are broadcast along with regularly scheduled programming. Because the information reports are actively sought out by listeners and viewers, we believe the advertisements embedded in the reports are less likely to be avoided by a listener or viewer changing stations or “tuning out” than traditional advertising message. Examples of our larger and higher profile advertising customers in Australia and Canada include the following companies:

Australia	Canada

• Borders Bookstores	• 20th Century Fox
• GIO Insurance	• Allstate Insurance
• New South Wales Lotteries	• General Motors
• News Corp.	• Honda
• Target Australia	• HSBC
• Virgin Atlantic Airways	• McDonald’s

Although many large advertisers utilize our advertising platform, we maintain a broad and diverse customer base. No one advertiser comprises more than 5% of our revenue base and our top ten advertising customers represent only 25% of our overall advertising sales.

Our Competitive Advantages

We believe that we provide broadcasters in international markets with a cost-effective alternative to gathering and delivering their own traffic and news information reports and offer advertisers an efficient broad-reaching alternative to that offered by traditional radio and television.

•	Leading market share in our established markets. We are the largest third-party provider of traffic reports to radio and television stations in Australia and have a majority of the market. We have 69 affiliate stations in 17 markets for radio traffic reports and 13 affiliate stations in seven markets for TV reports. We also maintain significant inventory of advertising embedded within radio news reports with 22 affiliate stations in seven markets. Our market share gives us the ability to offer an advertising platform that reaches a larger audience than otherwise available to traditional radio and television advertisers.

•	Larger network audience for advertisers. We reach approximately 7.6 million radio listeners and approximately 7.7 million television viewers in the five largest Australian markets on a weekly basis and more than 7.5 million radio listeners and more than 1.7 million television viewers in Canada on a weekly basis. Our business model enables us to aggregate those respective radio and television audiences and offer advertisers a large critical mass of listeners and viewers than can be reached with their marketing messages in a cost-effective manner. Other advertising alternatives currently available to advertisers to reach that same audience size typically require significant resources for them to contact, negotiate, create and deliver their advertising to many individual stations.

•	Established relationships with leading global advertisers. We have been selling advertising inventory to our advertising clients, many of which are leading global companies, for more than nine years in Australia and have gained a reputation in Australia and Canada for consistently providing advertisers with a broad-based, local, regional or national audience through a single purchase of commercial advertising inventory. Since July 1, 2006, our advertising customers have included nine of the top ten Australian advertisers and 16 of the top 20 global advertisers, as published by AdvertisingAge. We believe our strong relationships with global advertisers will provide us with a significant advantage in cross-selling our advertising inventory as we enter new markets.

•	Leverageable operating structure. Our business model is leverageable and offers a significant advantage because we derive incrementally higher margins as we add network affiliates, provide additional types of reports to network affiliates and sell more advertising inventory.

•	Experienced management team. The members of our senior management team have extensive experience in building operations to provide information reports to broadcasters. Our senior management has demonstrated the ability to successfully grow our business organically through expansion into new geographic markets. As a group, our executive officers have an average of over 20 years of experience in the broadcast industry.

Our Strategy

Our objective is to become the leading aggregator of premium radio and television advertising inventory in the markets we serve. Key elements of our strategy include:

•	Expand the geographic markets we serve. We began our operations in Australia in 1997 and commenced operations in Canada in December 2005. We have recently started to explore opportunities for expansion into several European markets and have formed a subsidiary in the United Kingdom in anticipation of commencing operations in the United Kingdom market. We typically target markets that have: (i) large population clusters in tight geographic areas; (ii) a free market advertising culture similar to the United States; and (iii) established information centers for traffic data. We intend to leverage our existing customer base of global marketers to sell our advertising inventory in the new markets that we enter, enabling marketers to efficiently, effectively and economically reach major population centers.

•	Increase the number of network affiliates using our radio traffic reports within existing markets. Although we currently operate in the ten largest population centers in Australia and in seven of the largest population centers in Canada, we believe that there are substantial opportunities for continued growth in our radio networks. As new radio licenses continue to be issued in Australia, we believe that opportunities are available to increase market penetration by establishing relationships with newly established radio stations. We are currently exploring and plan to enter the remaining large markets in Canada that we find to be economically feasible. In addition, because our operations in Canada are still at a relatively early stage, there is significant opportunity for growth by adding network affiliates.

•	Accumulate additional advertising inventory by continuing to expand the scope of our information reports. We intend to leverage our established relationships with broadcasters in the Australian and Canadian markets by continuing to expand the scope of our information reports.

Radio News Reports.  We believe that consolidation in the radio industry may increase the demand for our radio news reports as radio station owners are likely to increase their outsourcing of various programming elements in order to lower costs. We plan to focus on increasing the number of radio stations broadcasting our radio news reports within our current markets, which we believe will in turn increase our commercial advertising inventory, expand our audience reach and result in increased revenue from the sale of such inventory.

TV Reports.  We have developed an infrastructure of airborne video surveillance and broadcast equipment. In addition, through agreements with various governmental agencies, we have access to over 1,500 and approximately 450 static mounted traffic surveillance cameras in Australia and Canada, respectively. We use this infrastructure to offer traffic and breaking news video to our television broadcasters and currently provide service to 13 television stations in seven Australian markets and three television stations in three Canadian markets. In many of our television markets, we provide TV reports that include proprietary video coverage from our helicopters that can cover news stories and traffic conditions at any time, subject to weather conditions and air traffic control restrictions. In addition, our access to strategically located fixed-position ground-based camera systems offers network affiliates coverage of crucial traffic arteries and allows us to provide panoramic views of the cities in which such cameras are located. We intend to expand our TV reports to additional network affiliates in our Australian and Canadian markets, which would provide us with additional advertising inventory.

•	Continue to strengthen marketing, sales and inventory management operations. We continue to implement new operating strategies to increase revenue growth and drive profitability. In order to increase the percentage of our commercial advertising inventory sold, we have: (i) increased our sales force and acquired extensive research and sales and marketing materials; (ii) hired additional sales managers to better manage the activities of our sales representatives; and (iii) automated our commercial advertising inventory management system to improve inventory control and pricing.

•	Grow our business through strategic acquisitions. Historically, our expansion strategy has focused on organic growth. In April 2007, our Canadian operations acquired substantially all the assets of Wise Broadcasting Network Inc. Although we expect that organic growth will continue to be a significant source of expansion, we also intend to explore growth through the acquisition of businesses that have strong relationships with broadcasters which we can leverage.

Corporate Information

Global Traffic Network, Inc. is a Delaware corporation established on May 16, 2005 to be a holding company. We currently have three wholly-owned subsidiaries. Our Australian business operations are conducted through The Australia Traffic Network. Our Canadian business operations are conducted through Global Canada, which was formed on May 20, 2005, and which operates through its wholly-owned subsidiary, Canadian Traffic Network. On October 19, 2006 we formed a wholly-owned subsidiary, UK Traffic Network, to operate our business in the United Kingdom. To date, UK Traffic Network has not contracted to provide services to any radio or television stations.

Our principal executive offices are located at 800 Second Avenue, Fifth Floor, New York, New York 10017 and our telephone number is (212) 896-1255. Our website addresses are www.globaltrafficnetwork.com, www.trafficnet.com.au and www.trafficnet.ca. The information contained on our websites or that can be accessed through our websites does not constitute part of this prospectus.

The Offering

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase up to 675,000 additional shares of our common stock.

Common stock offered by us	4,500,000 shares

Common stock outstanding prior to this offering	12,870,000 shares

Common stock to be outstanding after this offering	17,370,000 shares

Use of proceeds	Based on an assumed offering price of $ per share, the last reported sale price of our common stock on the NASDAQ Global Market on June , 2007, we estimate that the net proceeds from the sale of shares of our common stock being offered by us in this offering will be approximately $ million after payment of underwriting discounts and commissions and our estimated offering expenses ($ million if the underwriters exercise their over-allotment in full).

We intend to use the net proceeds for general corporate and working capital purposes, and to support our growth strategy, including funding expansion of our business either organically or through acquisitions of businesses. See “Use of Proceeds” for more information.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 9 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	GNET

The number of shares of common stock in the table above excludes:

•	695,000 shares of our common stock issuable upon exercise of options outstanding under our 2005 Stock Incentive Plan (the “2005 Plan”) as of June 26, 2007 at a weighted average exercise price of $5.11 per share;

•	380,000 shares of our common stock issuable upon exercise of warrants outstanding as of June 26, 2007 at a purchase price of $6.00 per share; and

•	505,000 shares of our common stock available for future issuance as of June 26, 2007 pursuant to the 2005 Plan.

Summary of Selected Financial Information
(in thousands except share and per share amounts)

The following table sets forth selected consolidated financial data for the periods indicated. You should read the summary financial data below in conjunction with our financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of income data for the fiscal years ended June 30, 2006, 2005 and 2004 and the consolidated balance sheet data as of June 30, 2006 and 2005 are derived from our audited financial statements that are included elsewhere in this prospectus. The consolidated statement of income data for the fiscal years ended June 30, 2003 and 2002 are derived from our unaudited financial statements not included in this prospectus and the consolidated statement of income data for the nine months ended March 31, 2007 and 2006 are derived from our unaudited financial statements that are included elsewhere in this prospectus. The consolidated balance sheet data as of June 30, 2004, 2003 and 2002 is derived from our unaudited financial statements not included in this prospectus. The consolidated balance sheet data as of March 31, 2007 is derived from our unaudited financial statements included elsewhere in this prospectus. These operating results are not necessarily indicative of our operating results for any future period.

	Fiscal Years Ended June 30,					Nine Months Ended March 31,
	2006	2005	2004	2003	2002	2007	2006

Consolidated Statement of Income Data (1):
Revenues	$19,502	$15,380	$11,154	$5,709	$3,482	$21,939	$13,873
Operating expenses	15,309	8,708	7,871	2,369	1,580	15,627	10,523
Selling, general and administrative expenses	6,415	4,175	2,750	2,003	1,344	7,379	4,631
Depreciation and amortization	587	282	205	117	60	651	414

Net operating (loss) income	(2,809)	2,215	328	1,220	498	(1,718)	(1,695)
Interest expense	319	99	93	23	93	140	220
Other (income) expense	(220)	(18)	29	17	69	(475)	(59)

Net (loss) income before income taxes	(2,908)	2,134	206	1,180	336	(1,383)	(1,856)
Income tax expense (benefit)	88	698	74	348	105	697	(47)

Net (loss) income	$(2,996)	$1,436	$132	$832	$231	$(2,080)	$(1,809)

(Loss) income per common share:
Basic and diluted	$(0.31)	$0.17	$0.02	$0.10	$0.03	$(0.16)	$(0.21)

Weighted average common shares outstanding:
Basic and diluted	9,621,260	8,500,000	8,500,000	8,500,000	8,500,000	12,870,000	8,610,949

						As of
	As of June 30,					March 31,
	2006	2005	2004	2003	2002	2007

Consolidated Balance Sheet Data (1):
Cash and cash equivalents	$14,649	$51	$318	$649	$9	$8,435
Total assets	24,288	6,616	3,848	3,373	1,529	22,887
Total liabilities	8,680	5,420	3,535	2,503	1,447	8,897
Stockholders’ equity	15,608	1,196	313	870	82	13,990

(1)	The consolidated balance sheet and income statement data above sets forth summary financial data as of and for the year ended June 30, 2006 and as of March 31, 2007 and for the nine months ended March 31, 2007 and 2006, on an actual basis and as of and for the years ended June 30, 2005, 2004, 2003 and 2002 on a basis that assumes the Share Exchange was completed prior to these periods. Financial information prior to May 16, 2005 (the date of our formation) pertains solely to The Australia Traffic Network. Balance sheet periods prior to the Share Exchange do not reflect the issuance of the Share Exchange Notes.

RISK FACTORS

An investment in our common stock involves a number of risks. Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

Our past operating results may not be indicative of our future performance and we may be unable to continue operating successfully in our existing markets or to establish successful operations in additional markets.

Our wholly-owned subsidiary, The Australia Traffic Network, introduced its services in Australia in 1997. Through our indirect wholly-owned subsidiary, Canadian Traffic Network, we began delivering radio traffic reports to radio stations in Canada in December 2005 and generating revenue from our Canadian operations in January 2006. We have recently begun to explore opportunities for expansion into several European markets and, in October 2006, we formed UK Traffic Network in anticipation of commencing operations in the United Kingdom. To date, UK Traffic Network has not contracted to provide services to any radio or television stations. Although certain members of management have experience with providing traffic information in certain international markets, we have a limited history of providing our services in Canada and no prior history of providing our services in the United Kingdom or other international markets. See “— We intend to expand into additional international markets and our inexperience in those markets increases the risk that our international expansion efforts will not be successful.” The success of any previous operations in Australia or Canada may not be indicative of the results of our efforts to provide continued or additional services in Australia or Canada, or to provide our services in the United Kingdom and other markets. The successful operation of our business in Australia and Canada, and the United Kingdom or other international markets, will require a certain level of continued capital expenditures and operating expenditures which we are committed to undertaking. There can be no assurance that we will be able to operate and expand our business as contemplated.

We have limited experience in delivering news information reporting services which may hinder our ability to provide these services successfully.

Although providing radio news reports is similar to providing radio traffic reports, we have limited experience in delivering news information reporting services. Because our provision of radio news reports is relatively untested, there is no assurance that these information reports will be accepted into the marketplace of radio stations. Additional radio stations may not contract to receive our radio news reports and the stations currently subscribing for these services may not continue to subscribe after their existing contracts expire. If we are unable to expand our radio news networks or retain the current subscribers of radio news reports, we may not accumulate sufficient levels of commercial advertising inventory from these services to justify continuing to provide them. Even if we are able to expand our provision of radio news reports and accumulate increasing amounts of commercial advertising inventory therefrom, we may not be able to generate sufficient revenues from the sale of commercial advertising inventory attributable to these services to offset the up-front costs incurred in introducing them or the ongoing cost of providing them. In either case, we would continue to incur net losses, our financial condition may suffer and our stock price may decline.

We have incurred operating losses in connection with the introduction of radio news reports in Australia and we may be unable to conduct our expanded operations profitably.

We began accumulating advertising inventory from certain network affiliate radio stations in Australia in July 2005 to be embedded within news reports, which resulted in direct operating costs relating to radio news reports inventory exceeding revenues from the sale of such inventory by approximately $1.3 million for the year ended June 30, 2006 and approximately $0.8 million for the nine month period ended March 31, 2007, respectively. There can be no assurance that we will be able to generate sufficient revenues to offset the additional operating expenses associated with acquiring radio news reports advertising inventory. Our new operating costs were approximately $3.6 million for the year ended June 30, 2006 and approximately $3.7 million for the nine month period ended March 31, 2007.

We have limited experience in the television broadcast market which may hinder our ability to provide our TV reports and expand into the television market successfully.

Although providing TV reports is similar to providing radio traffic reports, we have limited experience in delivering information reporting services in the television broadcast market. Because our provision of TV reports is relatively untested, there is no assurance that these information reports will be accepted into the marketplace of television stations. Additional television stations may not contract to receive our TV reports and the stations currently subscribing for these services may not continue to subscribe after their existing contracts expire. If we are unable to expand our TV Network or retain the current subscribers of TV reports, we may not accumulate sufficient levels of commercial advertising inventory from these services to justify continuing to provide them. Even if we are able to expand our provision of TV reports and accumulate increasing amounts of commercial advertising inventory, we may not be able to generate sufficient revenues from the sale of commercial advertising inventory attributable to the these services to offset the up-front costs incurred in introducing them or the ongoing cost of obtaining or providing them. In either case, our financial condition may suffer and our stock price may decline.

We have incurred operating losses in connection with our expansion of operations into Canada and may be unable to operate profitably in Canada.

In addition to our Australian business expansion, we are continuing to expand our Canadian operations. In connection with our expansion in Canada, we have incurred net losses of approximately $160,000 for the period from May 16, 2005 (inception) through June 30, 2005, $2.6 million for the year ended June 30, 2006 and $3.3 million for the nine month period ended March 31, 2007. We expect losses from our Canadian operations to continue for the foreseeable future as we continue to incur significant expenses in connection with providing our service offerings, building our infrastructure and developing our base of advertisers. Because we were only able to provide traffic reporting services to our entire group of Canadian network affiliates and markets in the final three months of the fiscal year ended June, 30, 2006, our Canadian operating expenses for the nine months ended March 31, 2007 are significantly higher than our Canadian operating expenses for corresponding prior year period. If our Canadian revenue grows more slowly than we anticipate, or if our Canadian operating expenses are higher than we expect, we may not be able to achieve, sustain or increase profitability from our Canadian operations. Although our delivery of radio traffic reports in Australia has historically been profitable, we may be unable to replicate such profitable operations in Canada, due to cultural differences, regulatory restrictions, economic instability, or otherwise. If we are unable to operate profitably in Canada, we may be forced to abandon our Canadian operations without recovering the costs incurred in our expansion efforts, which may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.

We have incurred operating losses in connection with our expansion of operations into the United Kingdom and may be unable to operate profitably in the United Kingdom.

On October 19, 2006, we formed a wholly-owned subsidiary, UK Traffic Network, in anticipation of launching business operations in the United Kingdom. To date, we have generated no revenue from our activities in the United Kingdom and we cannot predict the time, if any, when we will begin to generate revenue from our United Kingdom operations. In the nine month period ended March 31, 2007, UK Traffic Network incurred approximately $0.5 million of expenses in connection with our expansion efforts in the United Kingdom. We expect that expenses related to our expansion in the United Kingdom will continue for the foreseeable future and will increase substantially in connection with commencing and developing our service offerings, building our infrastructure and developing a base of advertisers. In addition, commencing business operations in the United Kingdom will require significant management attention and financial resources that could otherwise be devoted to expanding operations in our existing markets. Although UK Traffic Network has entered into contracts with several employees, we have not yet contracted with any radio or television stations to provide our services in the United Kingdom. If we fail to contract with radio and/or television affiliates in the United Kingdom or fail to sell any advertising inventory we obtain from such network affiliates, we will be unable to generate revenues in the United Kingdom. Even if we are able to generate revenue from United Kingdom operations, if such revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve, sustain or increase profitability from our operations in the United Kingdom. Although our provision of radio traffic reports in Australia has historically been profitable, we may be unable to replicate profitable operations in the United Kingdom due to cultural differences, regulatory restrictions, economic instability, or otherwise. If we are unable to operate profitably in the United Kingdom, we may be forced to abandon our operations there without recovering the up-front costs incurred in our expansion efforts, which may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.

Our financial success depends on our ability to compete successfully in obtaining and maintaining contracts with radio and television stations and we may be unable to acquire or renew such contracts.

The success of our business is largely dependent on our ability to maintain and acquire contracts with radio and television stations (“Affiliate Contracts”) in Australia, Canada, the United Kingdom and any other market into which we may expand our operations in the future. We face various sources of competition in providing our information reporting services. We believe that single market operators and groups of radio or television stations (whether or not under common ownership) that prepare and deliver their own traffic and news reports comprise our primary competition. Consolidation in the radio and television markets may create additional opportunities and economies of scale for large radio and/or television groups to provide their own traffic and/or news reporting services, which would pose greater competition to us. In addition to providers of broadcast reports, there are also alternative means of compiling traffic information and delivering such information to the public. Certain governmental agencies, including some state and local departments of transportation, generate selected traffic flow data through strategically positioned cameras that monitor traffic flow, which can be used by our competitors and directly accessed by consumers. Certain private entities generate selected traffic flow data and provide such information directly to consumers. We may also face future competition from providers of information reporting services that utilize new technologies to which we may not have access, both for the gathering and delivery of information. Such new technologies may reduce the demand for our services or render our services obsolete. Our current and potential competitors may offer alternative types of information services and may have substantially greater financial, technical, marketing or other resources than we do. There can be no assurance that our business will not be adversely affected by current or increased competition for acquiring Affiliate Contracts and providing information services in the markets in which we operate.

Due to the short-term nature of our Affiliate Contracts, which generally range from one to three years, and because we deliver information reports to several of our network affiliates pursuant to unwritten arrangements or expired Affiliate Contracts that may be construed as cancelable at will, we are vulnerable at all times to competition from other providers of information reporting services and from stations or groups of stations that may elect to prepare and deliver their own information reports. In that regard, if we are unable to maintain a significant number of our network affiliates, either due to non-renewal of our Affiliate Contracts upon expiration or termination of unwritten arrangements with network affiliates, our commercial advertising inventory would decrease, possibly significantly, which would likely lead to significant declines in revenues.

Our financial success depends on our ability to compete successfully in selling commercial advertising inventory to advertisers and we may be unable to sell such inventory.

Our business success is dependent on our ability to sell our commercial advertising inventory that we receive from our network affiliates in exchange for providing our information reporting services. Selling advertising is highly competitive. We compete for advertising sales with radio and television stations, including our network affiliates, as well as with other media, including local print media and other forms of communications media such as newspapers, magazines, outdoor advertising, transit advertising, internet advertising, direct response advertising, yellow page directories and point-of-sale advertising, among others. As a result of the advertising competition we face, we experience and expect to continue to experience increased price competition, which could lower our rates for radio and television advertising and could result in a decline in our revenues for radio and television advertising, which may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result

In addition, our overall business is subject to competition from existing or future entities that provide information reporting services in exchange for network-based advertising spots using a business model that is similar to ours. We currently compete with such an entity in Canada, Skywords Inc., which primarily operates in the Toronto market, but which also operates in certain other Canadian markets in which we provide our services. If we begin providing information reports in the United Kingdom, we may face competition from Trafficlink Limited and UBC Limited, which provide traffic reporting services to commercial radio stations and sell advertising acquired from those stations, respectively. We may also face competition from TrafficMaster Limited, which provides traffic data and services to GCap Media plc, one of the largest broadcasters in the United Kingdom. In the face of such competition, whether in Australia, Canada, the United Kingdom or any other market in which we introduce our services, we may not be able to provide information reporting services that are superior to our competitors’ or competitively priced against the services of our competitors. Even if we provide superior services, the presence of a competing service provider may lead to confusion and increase pricing competition, which may provide advertisers with additional leverage in negotiating the sale terms of our commercial advertising inventory. Such effects of competition may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our stock could decline as a result.

Our ability to sell commercial advertising and generate revenues may be subject to economic and industry fluctuations that are beyond our control.

Because we generate substantially all of our revenues through the sale of commercial advertising, the success of our business is closely linked to the performance of the advertising industry. The advertising industry overall, in turn, tends to be affected by general economic conditions and is sensitive to the overall level of consumers’ disposable income within a given market. If people migrate to markets where we have a smaller or no presence, or if the general population shifts into a less desirable age or geographical demographic from an advertising perspective, advertisers may only be willing to pay lower fees for our commercial advertising inventory. A decline in general economic conditions within a market in which we operate could adversely affect advertising revenues generated from that market and, in turn, have an adverse effect on our profitability, operating results, financial conditions and the price of our common stock.

In addition, our business is dependent upon the performance of the highly competitive radio and television industries. We generate revenue by selling commercial advertising inventory of our network affiliate radio and television stations. Radio and television stations compete for audiences and advertising revenues with other radio and television stations, as well as with other media, such as newspapers, magazines, direct mail, satellite radio and internet based media, within their respective markets. As a result, radio and television audience ratings and market shares are subject to change, which, if adverse, may result in a reduction of our advertising revenues. Our network affiliates’ competitors may develop services or media that are equal or superior to those our network affiliates provide or that achieve greater market acceptance and brand recognition than our network affiliates achieve. It is possible that new competitors may emerge and rapidly acquire significant market share from our network affiliates. Other variables that could adversely affect our network affiliates’ operations, and therefore potentially adversely effect our operations, include, without limitation:

•	unfavorable economic conditions, both general and relative to radio and television broadcasting and all related media industries, which may cause companies to reduce their expenditures on advertising;

•	unfavorable shifts in population and other demographics which may cause our network affiliates to lose customers, viewers and listeners;

•	an increased level of competition for advertising dollars, which may lead to lower advertising rates as our network affiliates attempt to retain customers or which may cause our network affiliates to lose customers to their competitors who offer lower rates than our network affiliates are able or willing to match;

•	technological changes and innovations that our network affiliates are unable to adopt or are late in adopting that offer more attractive advertising, listening or viewing alternatives than what our network affiliates currently offer, which may lead to a loss of advertising customers or to lower advertising rates; and

•	changes in governmental regulations and policies and actions of federal regulatory bodies which could restrict the advertising media which our network affiliates employ or restrict some or all of our customers that operate in regulated areas from using certain advertising media, or from advertising at all.

Radio and television businesses face increasing competition from new broadcast technologies, such as broadband wireless, cable television and satellite television and radio, and new consumer products, such as portable digital audio players and personal digital video recorders. These new technologies and alternative media platforms compete with radio and television stations for audience share and advertising revenue, and in the case of some products, allow listeners and viewers to avoid traditional commercial advertisements. We are unable to predict the effect such technologies and related services and products will have on the radio and television broadcasting industry, but the capital expenditures required for us to implement such technologies could be substantial and other companies employing such technologies could compete with our radio and television affiliates.

Potential consolidation of radio and television stations in the markets in which we operate and will operate in the future may result in reduction of our negotiating leverage for Affiliate Contracts and, subsequently, may increase costs and risk of loss with respect to our Affiliate Contracts.

The continued financial success of our business is largely dependent upon our ability to maintain Affiliate Contracts with radio and television stations in Australia, Canada, the United Kingdom and any other market into which we may expand our operations in the future. If radio and television stations in the markets in which we operate consolidate, a broadcaster may determine that it is in its best interest to produce a product similar to ours internally and terminate our Affiliate Contract, subsequently eliminating the supply of commercial advertising inventory that we receive from such broadcaster. In addition, consolidation in the industry will result in fewer station owners who may then be able to negotiate with increased leverage for Affiliate Contracts. Further, consolidation may result in our entering into fewer Affiliate Contracts, each comprising a larger number of stations and constituting a greater percentage of our base of contracts. Subsequent to any consolidation, the loss of any one Affiliate Contract may have a much greater impact on the results of our operations. Consolidation in the industry and its potential effects could result in a significant decline in our revenues or increase in our expenses, which may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.

The loss of Austereo Pty Ltd. as one of our network affiliates in Australia would significantly decrease the amount of our commercial advertising inventory, which could have an adverse effect on our results of operations and our stock price.

Austereo Pty Ltd. (“Austereo”), one of our network affiliates, is the largest radio broadcaster in Australia and, as of May 2007, provided us with approximately 21% of the Australian radio commercial advertising inventory (27% of such inventory from stations in our five largest Australian markets). When sold to advertisers, this radio commercial advertising inventory accounts for a material amount of our Australian revenues. In April 2004, we entered into an Affiliate Contract with Austereo pursuant to which we provided regularly-scheduled radio traffic reports to ten Australian radio stations operated by Austereo in Sydney,

Melbourne, Brisbane, Adelaide and Perth. Effective July 1, 2006, we entered into a new two-year Affiliate Contract, which is scheduled to expire, if not renewed prior to such expiration, on June 30, 2008. In addition, we have entered into an Affiliate Contract with Austereo, effective July 1, 2005, which is also scheduled to expire on June 30, 2008, pursuant to which we obtain radio news reports inventory on these same ten radio stations. If we are unable to retain Austereo as a network affiliate, the amount of our radio commercial advertising inventory would decrease significantly. As a result, we would likely experience a corresponding or greater decrease in revenues from sales of our radio commercial advertising inventory, which may be compounded by the decrease in value of our Australian advertising network as a whole due to the reduction in our Australian audience reach.

We have the right to obtain news information from Austereo pursuant to our News Report Broadcast Agreement with Austereo. If we are unable to receive radio news reports from Austereo pursuant to our News Report Broadcast Agreement, we may be unable to provide radio news information to our Australian network affiliates. These events may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects and the price of our common stock could decline as a result.

The loss of Corus Entertainment, Inc. as one of our network affiliates in Canada would significantly decrease the amount of our commercial advertising inventory in Canada, which could have an adverse effect on our results of operations and our stock price.

Corus Entertainment, Inc. (“Corus”), one of our Canadian network affiliates, is one of the largest radio broadcasters in Canada and its radio stations comprise over half of our affiliate network stations (excluding suburban regional stations) in Canada. Corus currently provides us with more than 60% of the Canadian radio commercial advertising inventory we receive. We have entered into an Affiliate Contract pursuant to which we will provide radio traffic reports to these stations for a three-year period commencing with respect to each station on the date we began providing services to such station (which was between December 2005 and April 2006). Either party can terminate the agreement 18 months after the commencement of services by giving six months notice. If Corus were to cancel our agreement, and we were unable to replace their stations as network affiliates with comparable stations, we would have no network affiliates in several of our markets and would have a significantly reduced presence in terms of amount of commercial advertising inventory and audience delivery in the remaining markets. If this were to occur, we would likely be perceived by investors as an “Australia only” company, which may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.

Our business is subject to risks based on our compliance with multiple legal and regulatory regimes due to our international operations.

We conduct business in multiple international markets and, as a result, face added expenses related to the engagement of legal, accounting and other experts in each country in which we currently operate or may operate in the future. In addition, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, regulatory, social, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, government spending patterns and natural disasters. We are also exposed to risks associated with changes in the laws and policies that govern foreign investments in countries where we have operations as well as, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment. Such changes in laws, regulations and conditions could result in a significant increase in our expenses for regulatory compliance or require us to alter our operations, which may have a material adverse effect on our financial condition and results of operations and negatively impact our business prospects. The price of our common stock could decline as a result.

Our revenues may be adversely affected by fluctuations in currency exchange rates.

Nearly all of our expenditures will be made and nearly all of our revenues will be generated outside of the United States. However, we report our financial condition and results of operations in U.S. dollars. As a result, any fluctuation between the U.S. dollar and the currencies of the countries in which we operate will impact the amount of our revenues. If foreign currencies depreciate relative to the U.S. dollar, there will be a negative impact on the revenues we report due to such fluctuation. It is possible that the impact of currency fluctuations will result in a decrease in reported sales even though we have experienced an increase in sales when reported in the applicable foreign currency. Foreign currency exchange rates in the markets in which we operate have been subject to substantial fluctuation. For example, the exchange rates to U.S. dollars from Australian dollars applicable to our income statement data for fiscal years 2006, 2005, 2004 and 2003 are approximately 0.7473, 0.7539, 0.7140, and 0.5850, respectively. Though we have determined it is not necessary and have not hedged our exposure to foreign currency exchange rate changes, we may choose to hedge our exposure to foreign currency exchange rate changes in the future. There is no guarantee such hedging, if undertaken, will be successful.

We intend to expand into additional international markets and our inexperience in those markets increases the risk that our international expansion efforts will not be successful.

We began delivering radio traffic reports to certain Canadian network affiliates in December 2005. We also intend to explore future opportunities to expand our operations into additional international markets as opportunities present themselves and as our financial resources permit. On October 19, 2006, we formed a wholly-owned subsidiary, UK Traffic Network, to operate our business in the United Kingdom. To date, UK Traffic Network has not contracted to provide services to any radio or television stations. Expansion into international markets requires significant management attention and financial resources, and our ability to provide radio traffic reports profitably in Australia may not be indicative of our results in Canada, the United Kingdom or in any other country in which we may attempt to expand. Certain members of our management have experience in operating a business similar to ours in Japan. In 1999, William L. Yde III, our Chairman, President and Chief Executive Officer, Dale C. Arfman, our Treasurer and Secretary and Robert L. Johander, one of our directors, founded Nihon (Japan) Traffic Network, a Japanese entity unrelated to us, which operated a traffic reporting service in the Japanese market (“Japan Traffic Network”). Japan Traffic Network invested significant funds in starting its Japanese operations and experienced a net loss of approximately $8 million dollars from its inception in 1999 until January 2002, after which Japan Traffic Network ceased its operations. Gary O. Benson, another one of our directors, was a director of Japan Traffic Network. The risks and obstacles Japan Traffic Network faced in introducing operations in Japan are indicative of the types of risks and obstacles we may face generally if and when we expand into additional international markets, including:

•	challenges caused by distance, language and cultural differences;

•	increased labor costs as a result of the existence or prevalence of collective bargaining arrangements, prevailing compensation structures and other employment-related matters;

•	legal, legislative and regulatory restrictions;

•	foreign exchange controls that might prevent us from repatriating cash earned in countries outside the United States;

•	longer payment cycles in some countries;

•	potentially adverse tax consequences in the United States and in the foreign countries in which we operate;

•	nationalization or seizure of private assets; and

•	higher costs associated with doing business internationally.

These risks and obstacles may prevent us from operating profitably in any international market into which we attempt to expand our operations. If we attempt to expand into additional international markets but are unable to do so successfully, such a failed attempt could have a material adverse effect on our financial condition and results of operations, negatively impacting our business prospects and the price of our common stock.

If we fail to secure adequate financing in the future, our continued growth and financial performance may suffer.

Our expansion into new Australian, Canadian, United Kingdom and other international markets and continued growth of our services in these markets may require significant additional capital resources. These future capital needs are difficult to predict. We may require additional capital in order to implement an expanded business model, to take advantage of certain opportunities, including strategic alliances and potential acquisitions, or to respond to changing business conditions and unanticipated competitive pressures. Moreover, our day-to-day operations require the use of sophisticated equipment and technology. The maintenance and replacement of such equipment requires significant expenditures. Since the date of our initial public offering in March 2006, we have used $10.7 million of the $19.1 million of the net proceeds therefrom as of March 31, 2007. While we believe that our current cash and cash equivalents, the net proceeds of this offering and the availability of financing under our line of credit will be sufficient to fund our operations for the next 12 months, we may need to seek additional funds either by borrowing money or issuing additional equity in order to handle unforeseen contingencies or take advantage of new opportunities. As the terms and availability of financing depend to a large degree upon general economic conditions and third parties over which we have no control, we can give no assurance that we will obtain the needed financing or that we will obtain such financing on attractive terms. In addition, our ability to obtain financing depends on a number of other factors, many of which are also beyond our control, such as interest rates and national and local business conditions. If the cost of obtaining needed equity or debt financing is too high or the terms of such equity or debt financing are otherwise unacceptable in relation to the strategic opportunity we are presented with, we may be unable to take advantage of new opportunities or take other actions that otherwise might be important to our business or prospects. Additional indebtedness could increase our leverage and make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. Additional equity financing could result in dilution to our stockholders and the price of our common stock could decline as a result.

If we fail to manage our growth effectively by investing in the necessary infrastructure, the quality of our products and services may suffer, negatively impacting our Affiliate Contracts.

Pursuant to our business plan, we have experienced, and continue to experience, rapid expansion of our business and operations which has placed, and will continue to place, significant demands on our management, operational, technical and financial infrastructure. Since March 2005, we have introduced radio news reports and expanded TV reports in Australia, commenced operations in seven Canadian markets and acquired a competitor in Canada. Continued growth will require continued investment in personnel, facilities, technology infrastructure, and financial and management systems and controls, especially if we expand our Canadian and United Kingdom operations as currently contemplated. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our Affiliate Contracts and our relationships with network affiliates, potentially resulting in the termination of such Affiliate Contracts and a decrease in our commercial advertising inventory. Furthermore, expansion could result in our expenses increasing faster than our revenue, causing our operating margins to be adversely affected in the short-term and the long-term.

If we fail to expand into new markets, we may be unable to increase our revenue and expand our profits in the future.

Although our current business operations are conducted in Australia and Canada, our continued growth and expansion is dependent, in part, on our ability to establish relationships with radio and television stations in new international markets by developing new operations or acquiring existing operations. We have recently begun to explore opportunities for expansion into several European markets and have formed a subsidiary in the United Kingdom in anticipation of commencing operations there. To date, however, we have not contracted to provide services to any radio or television stations in the United Kingdom or any other European market and we have no commitments or agreements with respect to any acquisitions in these markets. Despite our interest and recent activities in exploring expansion into additional international markets, there can be no assurance that we will be able to identify and acquire operations or establish operations in new markets or that we will be able to finance such acquisitions or expansion in the future. There can be no assurance that we will be able to integrate successfully any acquired business or realize any operating efficiencies from any acquisition. Further, if we engage in any such strategic transaction, we may encounter unforeseen operating challenges and expenses that may require a significant amount of management time that otherwise would be devoted to running our operations, which may harm the quality of our services and products.

Aircraft operations involve risks that may not be covered by our insurance or may increase our operating costs.

On February 2, 2007, a helicopter owned by Canadian Traffic Network, but operated by a third-party vendor, crashed during a maintenance flight. Although none of our employees and no personnel of our network affiliates were in the helicopter at the time of the accident, and the majority of the replacement cost was covered by the third-party vendor’s insurance, the crash is an example of how the operation of aircraft inherently involves a degree of risk. Hazards such as harsh weather, mechanical failures, pilot error, acts of terrorism, crashes, collisions and emergency safety landings may impact our business and may result in personal injury, loss of life, damage to property and equipment and suspension or reduction of operations, temporarily or indefinitely. These risks include injury to or death of personnel and others and damage to or loss of property. In addition, if one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability and substantial unforeseen expenses. Even when such hazards do not lead to injury, loss of life or damage to property and equipment, their occurrence can result in negative publicity regarding us and our industry in the markets in which we operate. Harm to our public image may, in turn, adversely affect our ability to enter into new Affiliate Contracts or renew existing Affiliate Contracts, or to arrange for the sale of our commercial advertising inventory, any of which could negatively affect our results of operations.

We attempt to protect ourselves against these losses and damage by carrying insurance, including general liability, aviation, workers’ compensation and property and casualty insurance. Our insurance coverage is subject to deductibles and maximum coverage amounts, and we do not carry insurance for all types of losses, including business interruption and terrorism. We cannot assure you that our existing coverage will be sufficient or that in the future we will be able to maintain our existing coverage or that the premiums will not increase substantially. In addition, future events, including, without limitation, terrorist activity, accidents or other events could increase our insurance rates. The loss of our liability insurance coverage or inadequate coverage from our liability insurance could result in our exposure to substantial unforeseen expenses and subsequent reductions in our earnings.

In addition, we are subject to regulations and restrictions with regard to our operation of our aircraft in Australia. Violations of these regulations and restrictions could result in monetary penalties or the revocation of our air operating certificates. Although monetary penalties would have an impact on our results of operations if material in amount, the loss of our air operating certificates could result in temporary or permanent grounding of our aircraft, which would have a material adverse effect on our business operations and could result in a substantial loss of revenues or increase in expenses.

The loss of the services of William L. Yde III, our Chairman, Chief Executive Officer and President, or Scott E. Cody, our Chief Operating Officer and Chief Financial Officer, or other key employees, or the failure to attract additional key individuals, would materially adversely affect our business.

Our financial success is dependent to a significant degree upon the efforts of our current executive officers and other key employees. We have entered into employment agreements with William L. Yde III and Scott E. Cody. However, there can be no assurance that these individuals will continue to provide services to us. A voluntary or involuntary termination of employment by Messrs. Yde or Cody could have a material adverse effect on our business operations and negatively impact the price of our common stock. At present, we do not maintain key man life insurance policies for any of these individuals.

Our success and viability is also dependent to a significant extent upon our ability to attract and retain qualified personnel in all areas of our business, especially our management and on-air broadcasters who become recognizable personalities for the radio and television stations for whom they deliver information reports. Although our Affiliate Contracts generally prohibit stations from soliciting our employees for hire, there is no assurance that we will be able retain our most recognizable on-air broadcasters. Our employee relations and related labor costs may be impacted by collective bargaining arrangements, prevailing compensation structures or other employment-related matters. If we are unable to retain broadcasters or attract replacements for them, our network affiliates may become dissatisfied with our delivery of information reports potentially resulting in the cancellation of Affiliate Contracts, a subsequent reduction in commercial advertising inventory and the loss of advertising revenue.

Our broadcasts are subject to regulatory bodies whose rules and regulations may adversely affect our business.

The ownership, operation and sale of radio and television stations in Australia and Canada are subject to the jurisdiction of the Australian Communications and Media Authority (the “ACMA”) and the Canadian Radio-television and Telecommunications Commission (the “CRTC”), respectively. Our network affiliates in Australia and Canada are subject to the regulations and policies of the ACMA and the CRTC, respectively, and such regulation extends to the content of the information reports and advertising spots we provide to them. Among other things, the ACMA and the CRTC adopt and implement regulations and policies that directly or indirectly affect the ownership, operations and sale of radio and television stations, and have the power to impose penalties for violations of their rules. In addition, our violations of the regulations or policies of the ACMA or the CRTC may be a breach of certain of our network affiliates’ contracts. Such regulations may adversely affect our business. We expect to be subject to similar regulations in other geographic markets we enter, including the United Kingdom.

Because our operating subsidiaries are organized under the laws of foreign jurisdictions and substantially all of our non-cash assets are located outside of the United States, you may have difficulties collecting on judgments rendered against us in United States courts.

We are a Delaware corporation and all of our current executive officers and directors reside in the United States. However, The Australia Traffic Network, Canadian Traffic Network and UK Traffic Network, our subsidiaries which conduct our current operations, are organized as an Australian proprietary company, an Alberta business corporation, and a private company limited by shares incorporated in England and Wales, respectively. Because substantially all of our non-cash assets are owned by these subsidiaries and are located outside of the United States, if stockholders or other third parties obtain judgments against us in United States courts (including judgments based upon the civil liability provisions of the United States federal securities laws), they may be required to seize the equity interests of our foreign subsidiaries in satisfaction of such judgments. Because our subsidiaries are foreign entities, an attempt to seize our equity interests could be frustrated by objections raised in the applicable foreign jurisdiction to the transfer of such interests. Therefore, our stockholders and others may have difficulties in enforcing and collecting upon judgments rendered against us in United States courts.

We have been, and will continue to be, required to implement additional finance and accounting systems, procedures and controls in order to satisfy requirements under the Sarbanes-Oxley Act of 2002 and the listing requirements of the NASDAQ Global Market, which will increase our costs and divert management’s time and attention.

Recently enacted changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and the listing requirements for the NASDAQ Global Market, have imposed duties on us and on our executives, directors, attorneys and independent registered public accounting firms. In order to comply with these new rules, we may hire additional personnel and will use additional outside legal, accounting and advisory services, all of which will increase our operating expenses in the future. In particular, we will incur additional administrative expenses relating to compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which requires that we implement and maintain an effective system of internal controls and annual certification of our compliance by our independent auditor.

We recently became a public reporting company and are in a continuing process of developing and establishing internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Our management will be required to report on our internal controls over financial reporting commencing for fiscal 2008 and our independent registered public accounting firm will be required to attest to such report commencing for fiscal 2009. As a company with limited capital and human resources, we anticipate that a significant amount of management’s time and attention will be diverted from our business to ensure compliance with these regulatory requirements. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.

During the review of our financial statements for the period ended March 31, 2007 and in the course of preparing for this offering, we determined that there were significant deficiencies in our internal controls over financial reporting. The first significant deficiency pertained to the accrual of station compensation expenses required under a network affiliate contract in a period prior to our entering into the contract but during which we received advertising inventory without paying station compensation. The second significant deficiency pertained to a lack of communication between certain members of our executive management team after our execution of a new network affiliate contract in Australia. While we believe we have remedied these significant deficiencies and that neither deficiency was a material weakness in our internal controls, there is no guarantee that we will not discover further significant deficiencies or material weaknesses. As we develop and implement internal controls and procedures that will allow management to report on, and our independent registered accounting firm to attest to, our internal control over financial reporting, it is possible this process will uncover further significant deficiencies in our internal control or material weaknesses in our internal control.

In the event we identify additional significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal controls over financial reporting when we are required to do so, investors and others may lose confidence in the reliability of our financial statements. If this occurs, the trading price of our common stock and ability to obtain any necessary equity or debt financing could suffer. In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, we may be unable to file our periodic reports with the Securities and Exchange Commission (the “SEC”). This would likely have an adverse affect on the trading price of our common stock and our ability to secure any necessary additional equity or debt financing, and could result in the delisting of our common stock from the NASDAQ Global Market, which would severely limit the liquidity of our common stock.

Other Risks Related to Our Company and This Offering

If an active trading market for shares of our common stock does not develop following this offering, the price of our common stock may be subject to wide fluctuations and you may find it difficult to resell shares of our common stock.

In general, since the effective date of our initial public offering, there has been limited trading activity in shares of our common stock. If such limited trading volume continues following completion of this offering and into the future, you may find it difficult to resell shares of our common stock publicly when you choose. Furthermore, small trading volumes generally depress market prices. As a result, you may not always be able to resell shares of our common stock publicly at the time and prices that you feel are fair or appropriate. You may not receive a positive return on your investment when you sell your shares and you may lose the entire amount of your investment.

The market price of our common stock will likely vary from the public offering price and is likely to be volatile and subject to fluctuations in response to various factors, many of which are beyond our control. These factors may include, without limitation:

•	variations in our operating results;

•	addition or loss of significant network affiliates or advertisers;

•	changes in the economies in which we provide our information services;

•	the departure of the Chairman of our Board of Directors or other key executive officers;

•	the level and quality of securities analysts’ coverage of our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	entry into new international markets and the costs associated therewith;

•	changes in the governmental regulations to which we will be subject in various countries;

•	announcements by third parties of significant claims or proceedings against us;

•	the availability of new media for delivery of traffic and news reporting services; and

•	future sales of our common stock or other debt or equity securities.

In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has been instituted against the public company. Regardless of its outcome, should this type of litigation be instituted against us, it could result in substantial costs to us and a likely diversion of our management’s attention from our business operations.

Our management has broad discretion over the use of the proceeds from this offering and may apply the proceeds in ways that do not improve our operating results or increase the value of your investment.

Based on an assumed public offering price of $      per share, we expect that the net proceeds from this offering will be approximately $      million after deducting underwriting discounts and commissions and offering expenses. Management will retain broad discretion as to the use and allocation of these net proceeds. Accordingly, you will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. Management may apply the proceeds in ways that do not improve our operating results or increase the value of your investment. See “Use of Proceeds.”

The concentration of our common stock ownership by our current management will limit your ability to influence corporate matters.

Upon completion of this offering, our directors and executive officers will own or be able to vote in the aggregate approximately 37.2% of our issued and outstanding common stock (approximately 35.8% if the underwriters’ over-allotment option is exercised in full). As such, our directors and executive officers, as stockholders, will continue to have significant influence to elect any or all of our directors and to influence all corporate activities, including mergers, proxy contests, tender offers or other purchases of our common stock that could give our stockholders the opportunity to realize a premium over the then prevailing market price for their shares of our common stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that you do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control of us. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

Our Board of Directors’ ability to issue “blank check” preferred stock and any anti-takeover provisions we adopt may depress the value of our common stock.

Our certificate of incorporation authorizes 10,000,000 shares of “blank check” preferred stock. Our Board of Directors has the power to issue any or all of the shares of such preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking the approval of our common stockholders, subject to certain limitations on this power under the listing requirements of the NASDAQ Global Market and the laws of the state of Delaware. The authority of our Board of Directors to issue “blank check” preferred stock, along with any future anti-takeover measures we may adopt, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of us not approved by our Board of Directors. As a result, our stockholders may lose opportunities to dispose of their shares of our common stock at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of our common stock and the voting and other rights of our stockholders may also be affected. See “Description of Capital Stock.”

A substantial number of shares will be eligible for future sale by our current stockholders and the sale of those shares could adversely affect our stock price.

We, our executive officers, our directors and certain of our substantial common stockholders have agreed, subject to limited exceptions approved by the underwriters, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable for shares of our common stock, enter into any transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock either owned as of the date of this prospectus or thereafter acquired, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose, unless required by law, the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative of the underwriters. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning the last day of the 90-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

After the lock-up agreements pertaining to this offering expire, up to an additional 7,882,893 shares of our common stock held by our officers, our directors and certain of our substantial common stockholders will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). In addition, 1,200,000 shares of our common stock are reserved for future issuance under the 2005 Plan, 695,000 of which are subject to options that have been granted, may become eligible for sale in the public market to the extent permitted by the provisions of various award agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act, and 380,000 shares of our common stock issuable upon exercise of outstanding warrants may be sold subject to Rule 144. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the expiration of the 90-day contractual lock-up period and any other legal restrictions on resale discussed in this prospectus, the price of our common stock could be adversely effected.

Our common stock could be delisted from the NASDAQ Global Market, which delisting could hinder your ability to obtain accurate quotations on the price of our common stock, or dispose of our common stock in the secondary market.

Although our common stock is listed for quotation on the NASDAQ Global Market, we cannot guarantee that an active public market for our common stock will develop following this offering. In order to maintain our listing on the NASDAQ Global Market, our common stock must sustain a minimum bid price of at least $1.00 per share and we must satisfy the other requirements for continued listing on the NASDAQ Global Market. In the event our common stock is delisted from the NASDAQ Global Market and we are also unable to maintain a listing on the NASDAQ Global Market or another alternate exchange, trading in our common stock could thereafter be conducted in the NASD’s OTC Bulletin Board or in the over-the-counter markets in the so-called pink sheets or. In such event, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, and there would likely be a reduction in our coverage by security analysts and the news media, thereby resulting in lower prices for our common stock than might otherwise prevail.

Because we do not intend to pay dividends on our common stock, you must rely on stock appreciation for any return on your investment.

We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment in our common stock. If an active and liquid trading market for our common stock does not develop, you may be unable to sell your shares of our common stock at or above the public offering price or at the time you would like to sell.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings “Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

Specific factors that might cause actual results to differ from our expectations or may affect the value of the common stock, include, but are not limited to:

•	our inability to compete successfully with current or future competitors within our industry;

•	our inability to retain members of our executive management or other key employees;

•	the termination or impairment of our relationships with key network affiliates;

•	the termination or impairment of our advertiser relationships;

•	our inability to manage our growth effectively;

•	our unsuccessful expansion into international markets;

•	fluctuations in foreign currency exchange rates and the results of hedging transactions, if any;

•	our inability to obtain additional debt or equity financing, if required; and

•	unforeseen litigation.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus.

Industry data and other statistical information used in this prospectus are based on independent publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $      million (or $      million if the over-allotment option is exercised by the underwriters in full), based on an assumed public offering price of $      per share, after deducting underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds of this offering for:

•	general corporate and working capital purposes; and

•	to support our growth strategy, including funding expansion of our business in new markets either organically or through acquisitions of businesses.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending on a number of factors, such as the pace of our growth in existing markets, opportunities for expansion into new markets through acquisition or otherwise, the need to supplement, repair or replace significant items of capital equipment, the amount of cash otherwise used by operations and the availability of debt financing on terms advantageous to us. If our growth in existing markets occurs more quickly than we expect, we may use more of the net proceeds to fund purchases of additional capital equipment, including helicopters and fixed-wing aircraft, as well as to support increased payroll demands. If we are presented with acquisition opportunities either in new or existing international markets, we may apply a portion of the net proceeds from this offering to fund such acquisitions. At present, we have no commitments or definitive agreements with respect to any such acquisitions. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. Until we use the net proceeds of the offering, we intend to invest them in short term, interest-bearing securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2007:

• on an actual basis; and

•	as adjusted to give effect to the receipt of the estimated net proceeds from this offering as described in “Use of Proceeds.”

You should read this information in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2007
	Actual	As Adjusted
	(unaudited)
	(In thousands except share and per share amounts)

Cash and cash equivalents	$8,435

Total debt	$1,566
Stockholders’ equity
Common stock, par value $0.001 per share 100,000,000 shares authorized, 12,870,000 issued and outstanding (actual) 17,370,000 issued and outstanding (as adjusted)	13
Preferred stock, par value $0.001 per share 10,000,000 shares authorized, none issued and outstanding	—
Additional paid in capital	18,379
Accumulated other comprehensive income	566
Accumulated deficit	(4,968)

Total stockholders’ equity	13,990

Total capitalization	$15,556

The number of shares of our common stock issued in the table above excludes:

•	695,000 shares of our common stock issuable upon exercise of options outstanding under the 2005 Plan as of June 26, 2007 at a weighted-average exercise price of $5.11 per share;

•	380,000 shares of our common stock issuable upon exercise of warrants outstanding as of June 26, 2007 at a purchase price of $6.00 per share; and

•	505,000 shares of our common stock available for future issuance as of June 26, 2007 pursuant to the 2005 Plan.

SELECTED FINANCIAL DATA
(in thousands except share and per share amounts)

The selected consolidated statement of income data set forth in these tables has been derived from our audited consolidated financial statements for the fiscal years ended June 30, 2006, 2005 and 2004 and the unaudited consolidated financial statements for the nine months ended March 31, 2007 and 2006, all of which are included elsewhere in this prospectus, and our unaudited consolidated financial statements for the fiscal years ended June 30, 2003 and 2002 which are not included in this prospectus. The selected consolidated balance sheet data set forth in these tables has been derived from our audited consolidated financial statements for the fiscal years ended June 30, 2006 and 2005 and our unaudited consolidated financial statements for the nine months ended March 31, 2007, all of which are included elsewhere in this prospectus, and our unaudited consolidated financial statements for the fiscal years ended June 30, 2004, 2003, and 2002, which are not included in this prospectus.

In the opinion of management, the unaudited consolidated statement of income data for the nine month periods ended March 31, 2007 and 2006, the fiscal years ended June 30, 2003 and 2002, and the unaudited consolidated balance sheet data as of June 30, 2004, 2003 and 2002 and March 31, 2007 have been prepared on a basis consistent with the audited financial statements and include all adjustments necessary for a fair presentation of the results of operations for the periods presented.

The selected historical financial data set forth below should be read together with the financial statements and the related notes, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

						Nine Months
	Fiscal Years Ended June 30,					Ended March 31,
	2006	2005	2004	2003	2002	2007	2006

Consolidated Statement of Income Data (1):
Revenues	$19,502	$15,380	$11,154	$5,709	$3,482	$21,939	$13,873
Operating expenses	15,309	8,708	7,871	2,369	1,580	15,627	10,523
Selling, general and administrative expenses	6,415	4,175	2,750	2,003	1,344	7,379	4,631
Depreciation and amortization	587	282	205	117	60	651	414

Net operating (loss) income	(2,809)	2,215	328	1,220	498	(1,718)	(1,695)
Interest expense	319	99	93	23	93	140	220
Other (income) expense	(220)	(18)	29	17	69	(475)	(59)

Net (loss) income before income taxes	(2,908)	2,134	206	1,180	336	(1,383)	(1,856)
Income tax expense (benefit)	88	698	74	348	105	697	(47)

Net (loss) income	$(2,996)	$1,436	$132	$832	$231	$(2,080)	$(1,809)

(Loss) income per common share:
Basic and diluted	$(0.31)	$0.17	$0.02	$0.10	$0.03	$(0.16)	$(0.21)

Weighted average common shares outstanding:
Basic and diluted	9,621,260	8,500,000	8,500,000	8,500,000	8,500,000	12,870,000	8,610,949
Cash dividends per share	$0.03	$0.00	$0.00	$0.02	$0.00	$0.00	$0.03

						As of
	As of June 30,					March 31,
	2006	2005	2004	2003	2002	2007

Consolidated Balance Sheet Data (1):
Cash and cash equivalents	$14,649	$51	$318	$649	$9	$8,435
Total assets	24,288	6,616	3,848	3,373	1,529	22,887
Total liabilities	8,680	5,420	3,535	2,503	1,447	8,897
Stockholders’ equity	15,608	1,196	313	870	82	13,990

(1)	The consolidated balance sheet and income statement data above sets forth summary financial data as of and for the year ended June 30, 2006 and as of March 31, 2007 and for the nine months ended March 31, 2007 and 2006, on an actual basis and as of and for the years ended June 30, 2005, 2004, 2003 and 2002 on a basis that assumes the Share Exchange was completed prior to these periods. Financial information prior to May 16, 2005 (the date of our formation) pertains solely to The Australia Traffic Network. Balance sheet periods prior to the Share Exchange do not reflect the issuance of the Share Exchange Notes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the NASDAQ Global Market under the symbol “GNET” and has been quoted on such market since March 24, 2006.

The following table provides, for the periods indicated, the high and low sales price per share of our common stock for the period indicated as reported by the NASDAQ Global Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low

Fiscal 2006
Third Quarter (March 24, 2006 through March 31, 2006)	$7.00	$5.00
Fourth Quarter	$6.41	$4.64
Fiscal 2007
First Quarter	$5.63	$3.11
Second Quarter	$5.30	$4.00
Third Quarter	$5.60	$3.66
Fourth Quarter (through June 25, 2007)	$7.99	$4.67

On June 26, 2007, the last sale price reported on the NASDAQ Global Market for our common stock was $6.96. As of that date, there were approximately eleven holders of record of our common stock.

Prior to our initial public offering, The Australia Traffic Network, our wholly-owned Australian operating subsidiary, was a separate entity controlled by the same shareholder base that controlled us immediately prior to such initial public offering. On March 23, 2006, the effective date of our initial public offering, and pursuant to the Securities Exchange Agreement dated December 13, 2005 among us, The Australia Traffic Network and the holders of all of the outstanding ordinary shares of The Australia Traffic Network, we exchanged 4,000,000 shares of our common stock and issued the Share Exchange Notes in an aggregate amount of $1.4 million to The Australia Traffic Network shareholders for all of the outstanding ordinary shares of The Australia Traffic Network, after which The Australia Traffic Network became our wholly-owned subsidiary. The Share Exchange Notes, which were intended to cover the estimated tax consequences to such shareholders of the Share Exchange, were paid in their entirety on March 29, 2006, the closing date of our initial public offering, out of the net proceeds from the initial public offering. William L. Yde III, our Chairman, Chief Executive Officer and President, and Dale C. Arfman, our Treasurer and Secretary and a member of our Board of Directors, as former shareholders of The Australia Traffic Network, received payments of $486,170 and $413,810, respectively, in connection with the repayment of the Share Exchange Notes. Metro Networks Communication, Inc. (“Metro Inc.”), a former shareholder of The Australia Traffic Network that beneficially owns in excess of ten percent of our common stock, received $253,679 in connection with the repayment of the Share Exchange Notes.

We do not expect to pay any additional cash dividends or make any other distributions in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing dividend restriction, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

The Australia Traffic Network has historically paid dividends to its shareholders to cover the shareholders’ estimated United States tax liabilities for the preceding calendar year. Since July 1, 2004 to date, The Australia Traffic Network has declared dividends of approximately $233,000 in the aggregate to its shareholders. Of such amount, Messrs. Yde and Arfman and Metro Inc. received approximately $75,000, $69,000 and $42,000, respectively.

Securities Authorized for Issuance under Equity Compensation Plans

On September 30, 2005, we adopted the 2005 Plan. The 2005 Plan approved the grant of up to an aggregate of 1,200,000 shares of common stock, of which 695,000 were issuable upon exercise of outstanding awards as of June 26, 2007 at a weighted-average exercise price of $5.11 per share. The purpose of the 2005 Plan, which was approved by our stockholders on September 30, 2005, is to increase stockholder value and to advance our interests by furnishing a variety of economic incentives designed to attract, retain and motivate our employees (including officers), certain key consultants and directors.

The following table sets forth certain information as of June 30, 2006 with respect to the 2005 Plan.

Number of
Securities
	Number of		Remaining
	Securities	Weighted-	Available
	to be Issued Upon	Average	for Future Issuance
	Exercise of	Exercise Price	Under Equity
	Outstanding	of Outstanding	Compensation
Plan Category	Options	Options	Plans

Equity compensation plans approved by security holders:
2005 Plan	325,000	$5.22	875,000
Total	325,000	$5.22	875,000
Equity compensation plans not approved by stockholders:
None	—	—	—
Total	—	—	—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our historical results of operations and our liquidity and capital resources should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” elsewhere in this prospectus. See “Forward Looking Statements”.

Overview

We provide traffic and news information reports to radio and television stations in international markets. We are the largest provider of traffic information reports to radio and television stations in Australia and Canada. We also provide news information reports to radio stations in Canada and we believe that we maintain the largest inventory of commercial advertising embedded in news reports in Australia. We derive substantially all of our revenues from the sale to advertisers of commercial advertising inventory associated with these information reports. We obtain this advertising inventory from radio and television stations in exchange for information reports and/or, for certain broadcasters, cash compensation. Although we are a Delaware corporation with principal executive offices located in New York, New York, we do not provide, nor do we intend to provide traffic or news reports to radio or television stations in the United States.

On March 29, 2006, we consummated an initial public offering in which we sold 3,800,000 shares of our common stock at a price to the public of $5.00 per share. Our Australian operations are conducted by The Australia Traffic Network. Prior to our initial public offering, The Australia Traffic Network was a separate entity which was controlled by the same shareholder base that controlled us. Immediately prior to our initial public offering, we completed the Share Exchange, at which time The Australia Traffic Network became our wholly-owned subsidiary. The Share Exchange Notes, which were intended to cover the estimated tax consequences to the shareholders of The Australia Traffic Network, were paid in their entirety on the closing date of the initial public offering out of the net proceeds from such offering. On May 4, 2006, the underwriter for the offering closed on its over-allotment option to purchase an additional 570,000 shares at the price to public less underwriting commissions and discounts.

Our Canadian operations are conducted by Canadian Traffic Network, our indirect wholly-owned subsidiary.

On October 19, 2006, we formed UK Traffic Network to operate our business in the United Kingdom. Although we have entered into contracts with several employees, we have not yet contracted with any radio or television stations to provide our services in the United Kingdom.

Global Traffic Network, Inc. is a holding company and conducts no operations. Unless we indicate otherwise, the discussions below regarding our financial condition and results of operations present information on a consolidated basis which assumes that the Share Exchange had been completed prior to the periods discussed such that The Australia Traffic Network was a wholly-owned subsidiary of ours throughout such periods. In that regard, our consolidated balance sheet data reflect the Share Exchange and discussions regarding our financial information reflect such information on a consolidated basis giving effect to the Share Exchange. Balance sheet information for periods prior to the Share Exchange does not reflect the issuance of the Share Exchange Notes. In each case, all material inter-company transactions and balances have been eliminated. Financial information prior to May 16, 2005 (the date of our formation) pertains solely to The Australia Traffic Network.

The Services We Provide — Radio Traffic Reports, Radio News Reports and TV Reports

The information reports we provide to radio and television stations are divided into three categories based on the content of the report and the medium in which it is delivered.

•	Radio traffic reports: Through our information-gathering infrastructure and the use of external traffic information services, we provide daily scheduled customized traffic reports to radio stations that contract to receive our services.

•	Radio news reports: In July 2005, we began building upon our radio traffic reports platform by obtaining and selling advertising inventory embedded within radio new reports.

•	TV reports: In 2003, we began providing regularly scheduled video traffic reports to Australian television stations. In addition, because our aircraft are often already in the air covering traffic conditions, they are often first to arrive at the scene of a breaking news story. In a strategic effort to expand our reach into the television markets, we have been using this on-the-scene presence to compile video footage of such breaking news, which we provide to certain television stations that contract for our regularly scheduled TV reports.

The radio stations that contract to receive our traffic and news reports become members of our Radio Network. Likewise, the television stations that contract to receive our TV reports become members of our TV Network. Collectively, we refer to the members of these networks as our network affiliates. We offer all three categories of information reports to our network affiliates in Australia, but as of March 31, 2007 we only provided radio traffic reports and TV reports to our network affiliates in Canada. Effective April 2, 2007, Canadian Traffic Network acquired substantially all the assets of Wise Broadcasting Network Inc. after which we commenced providing news, weather, sports and business information reports to certain of our Canadian network affiliate radio stations on a limited basis. As part of this acquisition, we started providing content and selling advertising for various digital signage outlets, but we do not expect this to be a material part of our future business. We entered into an agreement to provide TV reports to five television stations in five of our Canadian markets. We currently provide TV reports under this contract to three of the television stations and expect to commence providing TV reports to the remaining two stations shortly. We intend to begin providing radio news reports and TV reports to our network affiliates in our remaining Canadian markets as our Canadian operations expand and opportunities present themselves.

Our Sources of Revenues — Sale of Commercial Advertising Inventory

In exchange for providing our information reports and/or, for certain broadcasters, cash compensation, our network affiliates provide us with commercial advertising inventory primarily comprised of ten second advertising spots embedded in information reports. We generate revenues by packaging and selling this commercial advertising inventory for cash to advertisers on a local, regional or national network basis. To date, we have recognized no revenue related to the bartering of goods and services and do not anticipate entering into barter transactions for the sale of our commercial advertising inventory in the future.

The substantial majority of our revenues have been generated from our Australian operations, including approximately $19.9 million, or 91%, of our revenues for the nine months ended March 31, 2007. Of such amount, approximately $15.3 million, or 70%, has been generated from the sale of commercial advertising inventory related to our Australian radio traffic reports. We expect to accumulate increasing amounts of commercial advertising inventory from our Australian operations as we continue to expand the provision of radio news reports and TV reports in Australia. We began accumulating commercial advertising inventory from our Canadian operations in December 2005 and began generating limited revenue in Canada in January 2006. As of March 31, 2007, we had operations in seven Canadian cities: Calgary, Toronto, Hamilton, Vancouver, Montreal, Edmonton and Winnipeg. As commercial advertising inventory generated from our new Canadian operations and our expanded Australian operations increases, we expect to sell the increased commercial advertising inventory in the same manner as we have sold commercial advertising inventory generated from our provision of radio traffic reports in Australia. Our experience indicates, however, that there is generally a delay between acquiring commercial advertising inventory from new or expanded operations and the realization of increasing revenue from the sale of such inventory. We experienced such a delay when we added Austereo as a network affiliate of our Radio Network in fiscal year 2004. Although the additional commercial advertising inventory we acquired from Austereo led to increased revenues during fiscal year 2004, the full impact on revenues from the sale of such inventory was not realized until fiscal year 2005. We expect to experience similar delays in realizing revenues from the sale of commercial advertising inventory attributable to radio news reports and TV reports in Australia and our provision of radio traffic and information reports and TV reports in Canada.

Our Expenses

Our expenses are primarily comprised of three categories: operating expenses, selling expenses and general and administrative expenses. Operating expenses consist of station compensation and all expenses related to the gathering, producing, and broadcasting of our information reports, including aviation costs and expenses, salaries and benefits for our on-air personalities who deliver the information reports. Station compensation consists of the reimbursement of expenses incurred by stations which we would otherwise incur in providing services to the station, as well as any additional cash consideration paid to a network affiliate in exchange for commercial advertising inventory. We may incur increased expenses in the form of station compensation in connection with adding certain broadcasters to our base of network affiliates. As mentioned above, our experience indicates that in such instances there is generally a delay between acquiring commercial advertising inventory from new network affiliates and the realization of increased revenue from the sale of such inventory. Aviation costs relate to the costs of our airborne surveillance, an integral part of our information gathering, and consist both of payments to outside vendors to lease aircraft and the operating costs (including fuel, maintenance, and insurance costs) associated with the operation of the fleet of aircraft we own. Our fleet of leased and owned aircraft currently consists of:

	Australia		Canada
	Leased	Owned	Leased	Owned

Fixed-wing aircraft	4	1	1	0
Helicopters	0	4	2	4

We currently have a deposit on one helicopter that will replace an owned helicopter in Canada that was destroyed during a maintenance flight accident (see footnotes to our unaudited financial statements for the period ended March 31, 2007). This helicopter is not included in the table above. We anticipate using insurance proceeds to pay for this helicopter and we expect to take delivery in July 2007. As our Canadian operations expand, we intend to purchase two additional helicopters to replace our two leased helicopters in Canada. Until we are able to purchase the number of helicopters necessary to support our operations, we intend to continue to lease such helicopters.

Selling expenses include salaries and benefits for our sales personnel and commissions paid on sales of our commercial advertising inventory. General and administrative expenses consists of corporate overhead, including administrative salaries, real property lease payments, insurance, salaries and benefits for our corporate executive officers, compensation expense related to stock options and legal and accounting fees. Expenses other than selling expenses are generally accounted for evenly over the applicable fiscal year.

Although we incurred expenses in fiscal year 2005 related to our provision of TV reports in Australia and start-up costs for our Canadian operations, because our provision of radio traffic reports in Australia has comprised almost all of our historical operations, substantially all of our historical expenses through the year ending June 30, 2005 were associated with the provision of such services and sales efforts related to the resulting commercial advertising inventory. Commencing in July 2005, however, we began incurring additional expenses attributable to the introduction of radio news reports and the continued expansion of the provision of TV reports in Australia, as well as expenses related to the start-up of our Canadian operations. Recently, we have begun to incur expenses related to our establishment of our United Kingdom subsidiary, UK Traffic Network, from which we expect to commence United Kingdom operations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. We evaluate these estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be those most important to the portrayal of our results of operations and financial condition:

Revenue recognition.  Revenues are earned and recognized at the time commercial advertisements are broadcast. Payments received in advance or amounts invoiced in advance are deferred until earned and such payments and amounts are included as a component of deferred revenue in the accompanying balance sheets. All revenues pertain to cash sales. We determine that commercial advertisements are broadcast based on the announcers’ written verification on the broadcast log. The broadcast log is a schedule of station, time and advertiser for each report that an announcer broadcasts. The broadcast logs are generated by our scheduling department through our automated scheduling system, based on advertising sales orders and our network affiliate stations’ scheduled report times.

Cash and cash equivalents.  We consider all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.

Accounts receivable.  Accounts receivable are recorded at the invoice amount and are not interest bearing. We perform credit evaluations of our new advertisers and generally require no collateral. We provide for losses from uncollectible accounts based on analyzing historical data and current trends. Such losses have historically been minimal in relation to revenues. Past due amounts are written off against the allowance for doubtful accounts when collection is deemed unlikely and all collection efforts have ceased. Management has established an allowance of $88,000, $11,000 and $0 as of March 31, 2007 and June 30, 2006 and 2005, respectively.

Income taxes.  We have adopted the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to net operating loss carry-forwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in the statement of income in the period that included the enactment. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not. Currently, 100% of the U.S., United Kingdom and Canadian tax loss carry-forwards generated by us are allowed for since it is unclear whether we will ever have U.S. income, as opposed to foreign source income, to utilize the tax loss carry-forwards and it is not yet reasonably certain that our operations in Canada or the United Kingdom will be profitable in the future to utilize these tax loss carry-forwards.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position is a two step process. The first step is recognition, in which the company determines whether it is more likely than not that a tax position will be sustained upon examination based on the merits of the position. The second step is measurement in which a tax position which meets the more likely than not threshold of the first step is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt

FIN 48 effective as of the beginning of fiscal year 2008. We are still evaluating the impact of FIN 48 on our financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires that public companies utilize a “dual approach” to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. We adopted SAB 108 effective as of the beginning of fiscal year 2007 and its adoption has had no material impact on our financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We expect to adopt SFAS 157 effective as of the beginning of fiscal year 2009. We are currently assessing the impact of adopting SFAS 157, but do not expect that it will have a material effect on our consolidated financial position or results of operations.

Basis of Presentation

We have derived substantially all of our revenues to date from our Australian and Canadian operations. Although our costs and revenues are in Australian and Canadian dollars, the financial information contained in this prospectus, including the financial statements, reports our financial condition and results of operation in U.S. dollars. Unless stated otherwise, all references to dollar amounts refer to U.S. dollars. Income statement amounts are converted from Australian dollars, Canadian dollars, or British pounds to U.S. dollars based on the average exchange rate for the period covered. Assets and liabilities are converted based on the exchange rate as of the applicable balance sheet date. Equity is converted based on the exchange rate in place at the time of the applicable investment. Foreign currency translation adjustments occur when the income statement and balance sheet are converted at different exchange rates and are recognized as other comprehensive income or loss in the financial statements. For reference, the tables below set forth the exchange rates to convert to U.S. dollars from Australian dollars, Canadian dollars and British pounds, respectively, applicable to our income statement data for each of the identified periods and applicable to our balance sheet data as of the identified dates:

Australia

Income Statement Period	Exchange Rate	Balance Sheet Date	Exchange Rate

Three month period ended March 31, 2007	0.7863	March 31, 2007	0.8086
Three month period ended December 31, 2006	0.7718
Three month period ended September 30, 2006	0.7541

Three month period ended June 30, 2006	0.7467	June 30, 2006	0.7423
Three month period ended March 31, 2006	0.7394
Three month period ended December 31, 2005	0.7437
Three month period ended September 30, 2005	0.7593
Three month period ended June 30, 2005	0.7691	June 30, 2005	0.7624
Three month period ended March 31, 2005	0.7781
Three month period ended December 31, 2004	0.7578
Three month period ended September 30, 2004	0.7099

Three month period ended June 30, 2004	0.7148	June 30, 2004	0.6944
Three month period ended March 31, 2004	0.7656
Three month period ended December 31, 2003	0.7167
Three month period ended September 30, 2003	0.6589
Fiscal year ended June 30, 2003	0.5850

Canada

Income Statement Period	Exchange Rate	Balance Sheet Date	Exchange Rate

Three month period ended March 31, 2007	0.8534	March 31, 2007	0.8666
Three month period ended December 31, 2006	0.8776
Three month period ended September 30, 2006	0.8922
Three month period ended June 30, 2006	0.8907	June 30, 2006	0.8958
Three month period ended March 31, 2006	0.8693
Three month period ended December 31, 2005	0.8521
Three month period ended September 30, 2005	0.8315

United Kingdom

Income Statement Period	Exchange Rate	Balance Sheet Date	Exchange Rate

Three month period ended March 31, 2007	1.9551	March 31, 2007	1.9678
Three month period ended December 31, 2006	1.9174

Seasonality of Business

We believe that advertising revenues in general vary moderately over the calendar year, with the three month period ending December 31 generally resulting in the highest revenues and the three month period ending March 31 generally resulting in the lowest revenues. This industry trend is mainly attributable to increases in the level of advertiser demand, and resulting increases in average advertising spot rates and/or number of spots sold, during the months leading up to the Christmas holiday season and lower advertiser demand following the end of the holiday season, which leads to lower average advertising spot rates and/or number of spots sold during that time. We believe that this general trend in advertising revenues is applicable to our business. Our expenses other than sales costs are generally allocated evenly over our fiscal year. As a result, we generally experience seasonality in the amount of our net income absent growth due to the addition of new network affiliates.

Results of Operations

Nine Months Ended March 31, 2007 Compared With Nine Months Ended March 31, 2006

During the nine months ended March 31, 2006, in excess of 80% of our expenses resulted from our provision of radio traffic, radio news and TV reports to network affiliates in Australia and in excess of 99% of our revenues were derived from sales of commercial advertising inventory acquired by us in exchange for such reports and/or, for certain broadcasters, cash compensation. Our operating results for the nine months ended March 31, 2007 reflect the provision of radio traffic reports, radio news reports and TV reports in Australia, the provision of radio traffic reports and TV reports in Canada, corporate overhead and costs associated with our planned expansion into the United Kingdom.

Revenues.  Revenues increased from approximately $13.9 million for the nine months ended March 31, 2006 to approximately $21.9 million for the nine months ended March 31, 2007, an increase of approximately 57.6%. The increase in revenues was primarily driven by a $6.1 million increase in revenues from our Australian operations. Additionally, revenues from the sale of inventory related to our Canadian operations increased to approximately $2.0 million from $0.1 million in the previous year nine month period. The increase in our Australian revenues consisted of approximately $4.7 million from our radio network and $1.4 million from our TV network. The increase in revenues from our radio network was approximately $3.4 million from our traffic network and $1.3 million from our news network.

Operating expenses.  Operating expenses increased from approximately $10.5 million for the nine months ended March 31, 2006 to approximately $15.6 million for the nine months ended March 31, 2007, an increase of approximately 48.6%. Approximately, $2.9 million of the increase pertained to our operations in Canada. During the nine months ended March 31, 2006, our first market began broadcasting traffic reports in mid-December, five of our markets commenced broadcasting during the three months ended March 31, 2006 and our seventh market did not commence broadcasting traffic reports until after March 31, 2006. During the nine months ended March 31, 2007, we provided traffic reports to 36 radio stations in seven Canadian markets (Toronto, Vancouver, Montreal, Edmonton, Calgary, Winnipeg, Hamilton) and provided TV reports to our initial television network affiliate. Approximately $2.1 million of the increase in operating expenses pertained to our Australian operations. Of that amount, approximately $0.9 million pertained to our traffic operations, $1.1 million pertained to our news operations and $0.1 million pertained to our TV operations. The increase in traffic operations expenses was primarily a result of increases in station compensation of approximately $0.8 million and employee costs of approximately $0.2 million, and was partially offset by a $0.1 million decrease in aviations costs. Of the news increase, approximately $0.1 million was due to the hiring of a news director, $0.1 million pertained to an increase in production costs and $0.9 million pertained to increases in station compensation due to scheduled increases in existing station contracts and the addition of news affiliates. We had ten radio news network affiliates during the quarter ended March 31, 2006 and had 19 radio news network affiliates during the quarter ended March 31, 2007. Approximately $0.1 million of the increase pertained to the United Kingdom, mainly the cost of personnel hired to obtain radio station affiliates and set-up operations. If we are successful in procuring radio and television affiliates in the United Kingdom, we will incur significant additional costs. Such costs can not be reasonably estimated unless and until such agreements are negotiated.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased from approximately $4.6 million for the nine months ended March 31, 2006 to approximately $7.4 million for the nine months ended March 31, 2007, an increase of approximately 60.9%. Approximately $1.1 million of the increase pertained to corporate overhead, including costs associated with the expansion of our corporate staff as a result of the hiring of a senior vice president and director of international sales, compensation expense relating to our granting of stock options and costs related to our status as a public company incurred during the nine months ended March 31, 2007. Because of our initial public offering on March 23, 2006, the impact of being a public company was minimal during nine months ended March 31, 2006. Expense from the granting of employee and director stock options was approximately $0.2 million for the nine months ended March 31, 2007 and approximately $5,000 for the nine months ended March 31, 2006. We expect that our corporate overhead costs will continue at current levels for the foreseeable future.

Effective July 1, 2006, we began to allocate our corporate overhead costs to our Australian and Canadian operating companies. The amount allocated for the nine month period ended March 31, 2007 was approximately $1.3 million to The Australia Traffic Network and $0.2 million to Canadian Traffic Network. The net impact to The Australia Traffic Network as a result of this allocation, after factoring in the $0.3 million management fee charged to The Australia Traffic Network by Wisconsin Information Systems, Inc. d/b/a Milwaukee Traffic Network (“Milwaukee Traffic Network”) for the nine month period ended March 31, 2006, was an increase in selling, general and administrative expenses of approximately $1.0 million. Selling, general and administrative expenses increased approximately $1.0 million in Canada, including the $0.2 million corporate overhead allocation. As discussed in “— Operating Expenses”, during the nine months ended March 31, 2006, we commenced operations in six of our initial Canadian markets, none of which was open for the majority of the period. Selling, general and administrative expenses related to our expansion into the United Kingdom was approximately $0.4 million for nine months ended March 31, 2007, which primarily consisted of legal and travel costs.

If we are successful in procuring radio and television station contracts in the United Kingdom, our United Kingdom operations will incur significantly higher costs than were incurred in the nine months ended March 31, 2007. Selling, general and administrative expenses increased approximately $0.5 million in Australia due to $0.7 million in higher sales personnel costs primarily associated with increased sales during the period, offset by approximately a $0.1 million reduction in bad debt expense. Sales expense as a percentage of revenues in Australia decreased from approximately 15.4% for the nine months ended March 31, 2006 to approximately 13.9% for the nine months ended March 31, 2007.

Depreciation and amortization expenses.  Depreciation and amortization expense increased from approximately $0.4 million for the nine months ended March 31, 2006 to approximately $0.65 million for the nine months ended March 31, 2007. The increase is mainly due to our acquisition of additional helicopters since March 31, 2006, and additional helicopters which were placed in service during the nine months ended March 31, 2007. We expect to take delivery of an additional helicopter currently on order in Canada and to purchase two additional helicopters for use in our Canadian operations and, consequently, we anticipate that depreciation and amortization expenses will continue to increase accordingly in future periods.

Interest expense.  Interest expense decreased from approximately $0.2 million for the nine month period ended March 31, 2006 to approximately $0.1 million for the nine month period ended March 31, 2007. This decrease was mainly due to the repayment of the Canadian Traffic Network shareholder note and The Australia Traffic Network bank overdraft line of credit during the current period.

Other income.  Other income increased from approximately $59,000 for the nine months ended March 31, 2006 to approximately $0.5 million for the nine months ended March 31, 2007. The increase was primarily due to interest income on the unused proceeds of our initial public offering. As we use the proceeds from our initial public offering, we expect our cash balances to decrease and our interest income to decrease accordingly. In addition, we recognized during the current period a gain on disposal of the helicopter that was destroyed in a crash of approximately $66,000, based on the amount the expected insurance proceeds exceeded the net book value of the helicopter.

Income tax expense (benefit).  Income tax expense (benefit) increased from approximately $(47,000) benefit for the nine months ended March 31, 2006 to approximately $0.7 million expense for the nine months ended March 31, 2007. The increase was primarily due to the increased net profit for Australia for the nine months ended March 31, 2007 compared to the net loss for the nine months ended March 31, 2006. The effective tax rate in Australia was 30.3% for the nine months ended March 31, 2007 and 26.3% for the nine months ended March 31, 2006, compared to the statutory federal rate of 30.0%. The primary reason for the difference between the Australia tax rate for the nine months ended March 31, 2006 and the statutory rate was that minor non-deductible expenses had a significant impact on the effective rate due to the low amount of taxable income. There was no income tax expense or benefit for the United States, United Kingdom or Canada as a valuation allowance has been created for 100% of the tax loss carry forwards.

Net income (loss).  Net income (loss) increased from approximately $(1.8) million net loss for the nine months ended March 31, 2006 to a net loss of approximately $(2.1) million for the nine months ended March 31, 2007. Net income for the Australia Traffic Network increased from approximately ($0.1) million net loss for the nine months ended March 31, 2006 to net income of approximately $1.6 million for the nine months ended March 31, 2007, despite the $1.0 million net increase in corporate overhead allocated to The Australia Traffic Network, as discussed under “— Selling, General and Administrative Expenses”. Net loss for Canadian Traffic Network increased from a net loss of approximately $(1.4) million for the nine months ended March 31, 2006 to a net loss of approximately $(3.3) million for the nine months ended March 31, 2007. Canadian Traffic Network began commencing operations in its first market in December 2005. UK Traffic Network incurred a net loss of approximately $(0.5) million for the nine months ended March 31, 2007. Primarily due to the allocation of corporate overhead to The Australia Traffic Network and the Canadian Traffic Network and interest income on the unused initial public offering proceeds, Global Traffic Network, Inc. (the unconsolidated holding company) increased net income from a loss of approximately $(0.3) million for the nine months ended March 31, 2006 to net income of approximately $0.2 million for the nine months ended March 31, 2007.

Changes in key operating statistics in local currencies.  The table below sets forth changes in certain of our key operating statistics for our Australian operations for the comparable periods presented without taking into account foreign currency exchange rates. Amounts are expressed in Australian dollars. The exchange rates from Australian dollars to U.S. dollars for each of the applicable periods is set forth under the heading “Basis of Presentation.” Changes in key operating statistics for our Canadian and UK operations are not presented because our Canadian operations had not yet commenced during the majority of the nine month period ended March 31, 2006 and we had no business operations in the United Kingdom during said period.

	Nine Months	Nine Months	Percentage
	Ended March 31,	Ended March 31,	Increase
Key Operating Statistics	2007	2006	(Decrease)
	(In thousands and in Australian dollars except percentages)

Revenues	$25,778	$18,442	39.8%
Operating expenses	15,441	13,137	17.5%
Selling, general and administrative expenses	6,599	4,821	36.9%
Depreciation and amortization expense	672	522	28.7%
Interest expense	133	193	(31.1)%
Other (income) expense	(42)	1	*
Income tax expense (benefit)	902	(59)	*

Net income (loss)	$2,073	$(173)	*

*	Not meaningful.

Year Ended June 30, 2006 Compared With Year Ended June 30, 2005

During the year ended June 30, 2005 substantially all our expenses resulted from our provision of radio traffic reports to radio network affiliates in Australia and substantially all our revenues were derived from sales of commercial advertising inventory acquired by us in exchange for such radio traffic reports and/or, for certain broadcasters, cash compensation. Our operating results for the year ended June 30, 2006 reflect our provision of radio traffic reports, radio news reports and TV reports in Australia, the provision of radio traffic reports in Canada and corporate overhead.

Revenues.  Revenues increased from approximately $15.4 million in the year ended June 30, 2005 to approximately $19.5 million for the year ended June 30, 2006, an increase of approximately 26.6%. Approximately $3.1 million of the increase pertains to our radio network in Australia. The increase in

Australia radio network revenues was primarily driven by a 26% increase in available radio commercial advertising inventory for the year ended June 30, 2006, leading to an increase of approximately 17% in the number of radio commercial advertising spots sold in Australia. In addition, revenues from the sale of inventory related to our provision of TV reports in Australia during the year ended June 30, 2006 was approximately $0.5 million and revenues from our Canadian operations was approximately $0.5 million during that period, compared to no revenues from either source during the year ended June 30, 2005. Of the increase in overall commercial radio advertising inventory in Australia during the current year period, approximately 62% was due to our introduction of radio news reports, which commenced in July 2005, and approximately 38% represented inventory growth from the provision of radio traffic reports.

Operating expenses.  Operating expenses increased from approximately $8.7 million for the year ended June 30, 2005 to approximately $15.3 million for the year ended June 30, 2006, an increase of approximately 75.9%. Approximately $4.7 million of the increase pertained to our operations in Australia. Of that amount, approximately $1.0 million of the increase related to our existing traffic operations, approximately $0.2 million related to our expanded television operations and approximately $3.6 million related to our news operations, which commenced July 1, 2005. The increase in expenses related to our provision of radio traffic reports in Australia included approximately $0.25 million in personnel expense associated mainly with the increased commercial advertising inventory, $0.25 million in additional aviation costs associated primarily with the two helicopters put in service during the period and $0.4 million in additional station compensation due mainly to cost of living escalators in existing contracts and increased costs upon renewal of certain contracts.

Approximately $1.9 million of the increase in operating expenses during the year ended June 30, 2006 pertained to our operations in Canada, which commenced this fiscal year. We began broadcasting radio traffic reports in our seven current Canadian markets on the following dates:

Calgary	December 19, 2005
Toronto	January 16, 2006
Hamilton	January 30, 2006
Vancouver	February 13, 2006
Montreal	February 27, 2006
Winnipeg	March 2, 2006
Edmonton	April 12, 2006

We expect that operating expenses related to our Canadian operations will be greater in future years, as we did not operate in any of our seven markets throughout the entire 12 month period ended June 30, 2006.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased from approximately $4.2 million for the year ended June 30, 2005 to approximately $6.4 million for the year ended June 30, 2006, an increase of approximately 52.4%. Approximately $0.8 million and $0.8 million of the increase, respectively, pertained to our Canadian operations and corporate overhead costs of Global Traffic Network, Inc. While we incurred approximately $0.2 million of expenses in fiscal year 2005 attributable to our operations in Canada, Global Traffic Network, Inc. was not formed until May 16, 2005 and the Canadian Traffic Network was not formed until July 5, 2005. In addition, approximately $0.6 million of the increase related to our existing operations in Australia, with approximately $0.25 million and $0.45 million, respectively, representing increased administrative personnel costs and increased sales personnel costs (including benefits, commissions, bonuses and recruitment fees) driven by an increase in sales personnel hired to sell the increased amount of commercial advertising inventory and higher commissions on the increase in revenues. The increase also included approximately $60,000 in bad debt expense and approximately $50,000 in legal and professional fees. These increases were partially offset by a decrease of approximately $0.3 million in management fees and bonuses, due to the termination of the management agreement with Milwaukee Traffic Network, a company controlled by two of our directors, on March 31, 2006. Expenses that were incurred under the management agreement, which included the majority of salaries paid to our Chief Executive Officer and Treasurer, are now incurred by us directly and are reflected in the increase in Global Traffic Network, Inc.’s expenses discussed above. Expense from the granting of employee and director stock options was approximately $50,000 for the year ended June 30, 2006 and $0 for the year ended June 30, 2005.

Sales expense as a percentage of revenue in Australia decreased from 15.7% for the year ended June 30, 2005 to 15.0% for the year ended June 30, 2006.

Depreciation and amortization expenses.  Depreciation and amortization expense increased from approximately $0.3 million for the year ended June 30, 2005 to approximately $0.6 million for the year ended June 30, 2006. The increase was mainly due to our acquisition of three helicopters since June 30, 2005, two of which are used in our Australian operations and one of which is used in Canada.

Interest expense.  Interest expense increased from approximately $0.1 million for the year ended June 30, 2005 to approximately $0.3 million for the year ended June 30, 2006. The increase was primarily due to interest paid under the $2.0 million shareholder note of Canadian Traffic Network, the loans associated with our purchase of two helicopters in Australia and increased balances on our overdraft line of credit facility.

Income tax expense.  Income tax expense decreased from approximately $0.7 million for the year ended June 30, 2005 to approximately $0.1 million for the year ended June 30, 2006. The decrease was primarily due to smaller profit before taxes from our Australian operations for the year ended June 30, 2006 compared to the same period in the prior year. The effective tax rate in Australia was 34.8% for the year ended June 30, 2006 and 30.4% for the year ended June 30, 2005, compared to the statutory federal rate of 30.0%. The difference from the statutory rate for the year ended June 30, 2006 was primarily due to minor non-deductible expenses having disproportionate impact due to the small net profit for the period, along with a small allowance created for capital loss carry forwards that may not be utilized. There was no income tax expense or benefit for the United States or Canada as a valuation allowance was created for 100% of these tax loss carry-forwards.

Net income (loss) Net income (loss) decreased from approximately $1.4 million of net income for the year ended June 30, 2005 to a net loss of approximately ($3.0) million for the year ended June 30, 2006. The net loss primarily pertained to losses from Canadian Traffic Network of ($2.6) million and Global Traffic Network, Inc. (corporate) of ($0.6) million, neither of which existed for the majority of the prior period. The Australia Traffic Network decreased from approximately $1.6 million of net income for the year ended June 30, 2005 to approximately $0.2 million for the year ended June 30, 2006, primarily due to the added costs associated with providing radio news reports being greater than the revenue increase in Australia, and to a lesser extent increases in costs in our traffic reporting services, expansion of TV services and selling, general and administrative costs.

Changes in key operating statistics in local currencies.  The table below sets forth changes in certain of our key operating statistics for our Australian operations for the comparable periods presented without taking into account foreign currency exchange rates. Amounts are expressed in Australian dollars. The exchange rates from Australian dollars to U.S. dollars for each of the applicable periods is set forth under the heading “Basis of Presentation.” Changes in key operating statistics for our Canadian operations are not presented because our Canadian operations did not exist in the comparable period.

			Percentage
	Fiscal Year Ended	Fiscal Year Ended	Increase
Key Operating Statistics	June 30, 2006	June 30, 2005	(Decrease)
	(In thousands except percentages)

Revenues	$25,447	$20,402	24.7%
Operating expenses	17,943	11,513	55.8%
Selling, general and administrative expenses	6,201	5,363	15.6%
Depreciation and amortization expense	711	374	90.1%
Interest expense	259	132	96.2%
Other (income)	(12)	(24)	(50.0)%
Income tax expense	122	925	(86.8)%

Net income	$223	$2,119	(89.5)%

Fiscal Year Ended June 30, 2005 Compared to the Fiscal Year Ended June 30, 2004

Revenues.  Revenues increased from approximately $11.2 million in fiscal year 2004 to approximately $15.4 million in fiscal year 2005, an increase of approximately 37.5%. The increase in revenues generated during the comparable 2005 period was primarily due to an increase in the commercial advertising inventory sold as well as an increase in the average advertising spot rate for such inventory as compared with the comparable 2004 period.

Operating expenses.  Operating expenses increased from approximately $7.9 million in fiscal year 2004 to approximately $8.7 million in fiscal year 2005, an increase of approximately 10.1%. The increase was primarily due to an increase of approximately $1.1 million in station compensation costs and approximately $0.1 million of costs associated with our expansion of TV reports, partially offset by a decrease of approximately $0.4 million in aviation costs.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased from approximately $2.8 million in fiscal year 2004 to approximately $4.2 million in fiscal 2005, an increase of approximately 50.0%. The increase was primarily due to an increase of approximately $0.7 million in sales bonuses and commissions associated with increased sales, an executive bonus of approximately $0.2 million paid to Milwaukee Traffic Network, a corporation owned by two of our executive officers and stockholders, pursuant to our management agreement with that entity and incurring approximately $0.2 million in audit and audit-related fees and expenses associated with our preparation for our initial public offering. The increase also reflects approximately $0.2 million of start-up costs incurred in connection with our Canadian operations, $0.1 million of additional rent expense associated with our new office in Sydney and $0.1 million in administrative personnel costs. Selling costs as a percentage of revenue increased from approximately 14.9% in fiscal year 2004 to approximately 15.7% in fiscal year 2005.

Depreciation and amortization expense.  Depreciation and amortization expense increased from approximately $0.2 million in fiscal year 2004 to approximately $0.3 million in fiscal year 2005. The increase was primarily due to a larger depreciable fixed asset base resulting primarily from our capital expenditures exceeding the previous period depreciation expense.

Interest expense.  Interest expense was approximately $0.1 million in fiscal years 2004 and 2005.

Income tax expense.  Income tax expense increased from approximately $0.1 million in fiscal year 2004 to approximately $0.7 million in fiscal year 2005. The increase was primarily due to higher net income before taxes, which was due to higher revenues partially offset by higher expenses as detailed above. Our effective tax rate decreased from 35.9% for fiscal year 2004 to 32.7% for fiscal year 2005, due primarily to nondeductible entertainment expenses being a much smaller percentage of net income in fiscal year 2005. The effective tax rate for fiscal year 2005 was increased by the nominal effective tax rates on Global Traffic Networks, Inc.’s losses due to a 100% valuation allowance being established for these tax loss carry forwards based on the uncertainty of when and if we will be able to be utilize them. The effective tax rates for The Australia Traffic Network for fiscal years 2005 and 2004 were 30.4% and 35.9%, respectively, compared to the 30.0% statutory federal rate in Australia.

Net income.  Net income increased from approximately $0.1 million in fiscal year 2004 to approximately $1.4 million in fiscal year 2005. The increase in net income resulted primarily from increased revenues generated from the sale of additional commercial advertising inventory made available by network affiliates acquired in fiscal year 2004 without a significant increase in the fixed operating expenses associated with the acquisition of such network affiliates.

Changes in key operating statistics in local currencies.  The table below sets forth changes in our certain of our key operating statistics for our Australian operations for the comparable periods presented without taking into account foreign currency exchange rates. Amounts are expressed in Australian dollars. The exchange rates from Australian dollars to U.S. dollars applicable to fiscal years 2005 and 2004 were 0.7539 and 0.7140, respectively. Changes in key operating statistics for our Canadian operations are not presented because we had not yet formed Canadian Traffic Network during the periods presented.

			Percentage
	Fiscal Year Ended	Fiscal Year Ended	Increase
Key Operating Statistics	June 30, 2005	June 30, 2004	(Decrease)
	(In thousands except percentages)

Revenues	$20,402	$15,622	30.6%
Operating expenses	11,513	11,024	4.4%
Selling, general and administrative expenses	5,363	3,852	39.2%
Depreciation and amortization expense	374	287	30.3%
Interest expense	132	130	1.5%
Other (income) expense	(24)	41	*
Income tax expense	925	104	*

Net income	$2,119	$184	*

*	Not meaningful

Liquidity and Capital Resources

At March 31, 2007 our primary source of liquidity was cash and cash equivalents of approximately $8.4 million. At March 31, 2007 we also had approximately $1.6 million available under our bank overdraft line of credit. The bank overdraft line of credit is denominated in Australian dollars and has been translated into U.S. dollars for purposes of this prospectus. Our excess cash has been mainly invested in short-term bonds, short-term agencies, short-term commercial paper and money market accounts, all of which have maturities of 90 days or less.

Operating activities.  Cash used in operating activities was approximately $0.4 million for the nine months ended March 31, 2007, due mainly to the net loss for the period adjusted for non-cash expenses, which was partially offset by positive changes in working capital. The loss is attributable to a loss of $3.3 million from our operations in Canada, $0.5 million loss from our exploratory operations in the United Kingdom partially offset by a profit of approximately $0.2 million for the unconsolidated parent company (Global Traffic Network, Inc.) due primarily to interest income on the remaining initial public offering proceeds and a profit of approximately $1.6 million for our Australia operations.

Investing activities.  Cash used in investing activities was approximately $2.8 million for the nine month period ended March 31, 2007. The cash used for investing activities was for capital expenditures, mainly one helicopter purchased for our Australian operations and four helicopters purchased for our Canadian operations, two of which were put in service during the nine months ended March 31, 2007 and two of which we expect will be put in service in the near future. We have taken delivery of one of these helicopters and have the other on order with an expected delivery date of July 2007. In addition we made deposits on one additional helicopter with an estimated purchase price of approximately $0.7 million, which will replace the recently destroyed Toronto helicopter. The majority of the purchase of this helicopter will be funded by the proceeds from our insurance claim. We intend to purchase two additional helicopters in the future for our Canadian operations at an aggregate estimated cost of approximately $0.8 to $1.3 million. The purchase price of the remaining helicopters will be determined by whether we purchase radio or television ships.

Financing activities.  Cash used in financing activities was approximately $3.0 million for the nine months ended March 31, 2007. The majority of the cash was used to prepay the $2.0 million stockholder note, the maturity date of which was accelerated upon the closing of our initial public offering and was due

March 29, 2007. We chose to prepay the note because the interest rate (10%) significantly exceeded the interest income generated by our cash on hand. The remaining cash used for financing activities included $0.6 million to repay our bank overdraft line of credit and $0.4 million of scheduled principal repayments on our long-term debt.

We believe our cash and cash equivalents on hand and our overdraft line of credit provide adequate resources to fund ongoing operations, including any net losses we generate. However, our capital requirements depend on many factors, including, without limitation, the nature and pace of our contemplated expansion in the United Kingdom and the introduction of products in our existing and/or new markets. Our capital requirements will also depend on the factors identified under in the “Risk Factors” section of this prospectus. In the event we require additional capital resources, we may seek additional debt or equity financing if available on terms acceptable to us.

Contractual Commitments

The table below sets forth our contractual obligations as of June 30, 2006:

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(In thousands)

Long-term debt obligations including shareholder note	$3,843	$2,557	$913	$373	$—
Interest on long-term debt obligations	392	265	110	17	—
Operating lease obligations	1,984	463	509	488	524
Station obligations	12,850	6,312	6,538	—	—

Total	$19,069	$9,597	$8,070	$878	$524

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks. Market risk is the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We do not enter into derivative or other financial instruments for speculative purposes.

Interest Rate Risk

We are subject to market risk exposure related to changes in interest rates. Our financial instruments include cash and cash equivalents and long-term debt. We consider all highly liquid instruments purchased with a maturity of less than 90 days to be cash equivalents. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. However, due to the large cash and cash equivalents balances, a one percent decrease in the interest rates we earn on these balances would reduce interest income approximately $0.1 million on annual basis based on the balances at March 31, 2007. We have no derivative financial instruments in our cash and cash equivalents. Our total outstanding long-term debt as March 31, 2007 was approximately $1.6 million. Of the outstanding long-term debt, only approximately $0.2 million consists of a variable interest rate while the remainder was subject to a fixed interest rate. In addition, we had no money outstanding under our bank overdraft line of credit that bears interest at a variable rate. We do not see the variable interest rate long-term debt as a significant interest rate risk. Assuming our level of borrowings (including the bank overdraft line of credit) as of March 31, 2007, a one percentage point increase in interest rates under these borrowings would have increased our interest expense approximately $2,000 annually.

Foreign Currency Exchange Risk

We have significant foreign subsidiaries located in Australia, Canada and the United Kingdom. The assets and liabilities of these subsidiaries are denominated in Australian dollars, Canadian dollars and British pounds, respectively, and as such are translated into United States dollars. Income statement amounts are translated from Australian dollars, Canadian dollars or British pounds to U.S. dollars based on the average exchange rate for the period covered. Assets and liabilities are converted based on the exchange rate as of the applicable balance sheet date. Foreign currency translation adjustments occur when the income statement and balance sheet are converted at different exchange rates and are recognized as other comprehensive income or loss in the financial statements. We do not currently hedge for currency fluctuations with our foreign subsidiaries.

Accounts Receivable

Our receivables do not represent a significant concentration of credit risk due to our large number of customers and because no one customer accounts for more that 5% of our annual revenue.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

BUSINESS

Overview of Our Business and Its History

We provide traffic and news information reports to radio and television stations in international markets. We are the largest provider of traffic information reports to radio and television stations in Australia and Canada. We also provide news information reports to radio stations in Canada and we believe that we maintain the largest inventory of commercial advertising embedded in news reports in Australia. We derive substantially all of our revenues from the sale to advertisers of commercial advertising inventory associated with these information reports. We obtain this advertising inventory from radio and television stations in exchange for information reports and/or cash compensation. We provide broadcasters in international markets a cost-effective alternative to gathering and delivering their own traffic and news information reports and offer advertisers an efficient, broad-reaching alternative than that offered by traditional radio and television.

•	The Australia Traffic Network. We began providing traffic reports to radio stations in Australia in 1997 and we currently deliver traffic and news reports to radio stations and traffic reports, video and other services to television stations in Australia. We currently deliver traffic information reports to 69 radio stations in 17 Australian markets and we expect to begin delivering such services to three additional radio stations in July 2007. In July 2005, we began leveraging our radio traffic reporting services as a platform to launch general news reporting services to radio stations in Australia, and we currently obtain news advertising inventory from 22 radio stations in seven Australian markets. We also provide traffic reports and/or video services to 13 television stations in seven Australian markets and we expect to provide such services to one additional television station beginning in July 2007.

Including the stations to which we expect to provide information reports in July 2007, and according to AC Nielsen, our Australian information reports have a weekly reach of approximately 7.6 million radio listeners (ages ten and over), which represents over 94% of the commercial radio listeners, and approximately 7.7 million television viewers (ages 14 and over), which represents over 62% of the commercial television viewers, in each case throughout the five major Australian markets.

The number of network affiliate stations that comprise our Australian network affiliates and the number of Australian markets in which we operate are set forth below:

	Number of	Number of
Australia	Affiliate Stations	Markets

Radio traffic reports	69	17
Radio news reports	22	7
TV reports	13	7

In addition to the stations included in the table above, we have agreements in place to provide radio traffic reports to three additional radio stations and expect to enter into an agreement to provide TV reports to one additional television station and we expect to commence delivering these information reports in July 2007. We also provide traffic reports to approximately 16 stations on the ABC radio network, which is the public, non-commercial network in Australia. Although we are acknowledged as the source of the traffic reports we provide to the ABC stations, the stations are not included in the table above or the analysis contained in this prospectus because we do not receive any advertising inventory to sell on the stations due to the non-commercial nature of their broadcast operations.

We conduct our Australian business operations through The Australia Traffic Network, which became our wholly-owned subsidiary as a result of the Share Exchange.

•	Canadian Traffic Network. We began delivering traffic reports to radio stations in Canada in December 2005 and we currently deliver traffic and/or news information reports to 69 radio stations and three television stations and we expect to begin providing reports to two additional television stations shortly. Effective April 2, 2007, we acquired substantially all of the assets of Wise Broadcasting Network Inc. after which we commenced providing news, weather, sports and business information reports to radio stations on a limited basis. This information is primarily aggregated from third parties. According to BBM Canada, the Canadian industry consortium for audience ratings, our Canadian information reports have a weekly reach of more than 7.5 million radio listeners (ages 18 and over), which represents over 29% of the commercial radio listeners, and a weekly reach of more than 1.7 million television viewers, which represents approximately 7% of commercial television viewers, in Canada.

The number of network affiliate stations that comprise our Canadian network affiliates and the number of Canadian markets in which we operate are set forth below:

	Number of	Number of
Canada	Affiliate Stations	Markets

Radio traffic reports	69	7
Radio news, sports, business and weather reports	29	3
TV reports	3	3

We conduct our Canadian business operations through Canadian Traffic Network, our indirect wholly-owned subsidiary.

In addition, we recently started to explore opportunities for expansion into several European markets and have formed a subsidiary in the United Kingdom in anticipation of commencing our United Kingdom operations. To date, we have not contracted to provide services to any radio or television stations in the United Kingdom or any other European market.

Our commercial advertising inventory, which is primarily comprised of ten second advertising spots embedded in information reports that are broadcast on radio or television, is generally sold as advertising packages on a local, regional or national network basis. We market our advertising packages on a percentage-based rotation. Each advertiser receives its pro rata share of our aggregate advertising inventory, that airs primarily during prime morning and afternoon drive periods. Because we consolidate our commercial advertising inventory exclusively on a network basis, rather than station by station, we are able to offer advertisers a cost-effective, broad-based advertising vehicle that reaches mass audiences. Since July 1, 2006, our advertising customers have included nine of the top ten Australian marketers and 16 of the top 20 global marketers, as published by AdvertisingAge.

Industry Background and Trends

The international markets for radio and television represent significant opportunities for attracting media audiences and advertising. Reports have shown that 2006 radio and television advertising revenues in Australia, Canada and the United Kingdom were approximately $525 million, $1.0 billion and $3.3 billion, respectively. According to AC Nielsen, the total number of commercial radio listeners (ages ten and over) and television viewers (ages 14 and over) in Australia is approximately 16.0 million and 20.3 million, respectively. According to BBM Canada, the total number of radio listeners (ages 18 and over) and television viewers in Canada is approximately 25.7 million, respectively. According to RAJAR’s fourth quarter 2006 ratings, the total audience reach for commercial radio and television stations in the United Kingdom is approximately 45.0 million listeners and 25.0 million television households.

Radio and television stations generally attempt to attract listeners and viewers by selecting a style of programming that appeals to a target listening or viewing audience. Although there are many programming formats, broadcasters across a variety of formats recognize that traffic and news reports appeal to a wide range of audiences. Because there can be substantial expenses involved in preparing and delivering traffic and news reports, many broadcasters have elected to outsource the preparation and delivery of these reports to third parties that specialize in packaging such information. Outsourcing companies are often able to provide better information in a more cost-effective manner, which allows broadcasters to focus on improving service to its listeners or viewers, reduce costs, and improve profitability.

The media advertising market has experienced many changes and innovations in recent years, particularly the introduction and rising popularity of non-traditional media outlets such as broadband wireless, cable television and satellite television and radio, and new consumer products, such as portable digital audio players and personal digital video recorders. Although advertisers continue to seek out radio and television audiences, audiences are more fragmented and broadcasters increasingly compete with these additional media platforms. This trend has resulted in more mature advertising markets with limited or no growth, which increases the pressure on broadcasters to manage their operations and expenses in a cost-effective manner.

The fragmentation of media markets also poses a challenge to advertisers. Although innovations in non-traditional media provide advertisers with additional platforms with which they can reach consumers, the rising number of media platforms creates increasingly segmented audiences that make it difficult for advertisers, especially large companies that rely on national or global brand recognition, to reach the broad-based audiences that they desire. Advertisers are increasingly looking for a return on investment for each advertising dollar spent that is generally measured by the audience reach of their chosen advertising media and the penetration to various demographics within those media.

Our Business Model, Products and Services

We are well positioned to capitalize on the desire of radio and television broadcasters to deliver traffic and news information to audiences in a cost-effective manner and the desire of advertisers to deliver a meaningful message to a broad, demographically diverse audience using the traditional media of radio and television.

We believe that our business model addresses the needs of multiple constituencies. We are the largest provider of traffic information reports to radio and television station in Australia and Canada and we believe that we maintain the largest inventory of commercial advertising embedded in news reports in Australia. For advertisers, our large inventory of network-based advertising allows advertisers to deliver a meaningful message to a broad, demographically diverse audience using the traditional media of radio and television. For broadcasters, we facilitate the delivery of traffic and news information to audiences in a cost-effective manner.

We embed our advertisements within our information reports such that advertisers’ messages are broadcast along with regularly scheduled programming primarily during peak morning and afternoon drive times when a majority of the radio audience is listening. Because our information reports are generally read live by our on-air broadcasters and are actively sought out by listeners, we believe the advertisements embedded in the reports will not be avoided by a listener changing stations or “tuning out” like a traditional advertising message.

We obtain information through an infrastructure that includes, among other things, helicopters, airplanes, cameras and remotes monitoring systems, scanners, station listener lines, cellular phones, remote camera systems positioned on aircraft and external news gathering sources. We process the information and prepare and deliver high-quality radio traffic reports and radio news reports that enable radio stations to provide listeners with accurate up-to-the-minute information. For our TV reports, we leverage the on-the-scene presence of our helicopters fitted with video camera systems to record and compile video footage.

The radio stations that receive radio traffic reports and radio news reports become members of our Radio Network. Likewise, the television stations that receive TV reports become members of our TV Network. Collectively, we refer to members of these networks as our network affiliates. We offer all three categories of information reports to our network affiliates in Australia, but as of March 31, 2007, we only provided traffic and TV reports to our network affiliates in Canada. Effective April 2, 2007, Canadian Traffic Network acquired substantially all the assets of Wise Broadcasting Network Inc. after which we commenced providing news, weather, sports and business information reports to radio stations on a limited basis. This information is primarily generated from outside sources. Separately, we have signed an agreement to provide TV reports to five television stations in five of our Canadian markets. We currently provide TV reports under this contract to three of the television stations and expect to commence providing TV reports to the remaining three stations shortly. We intend to add radio news reports and TV reports in our remaining Canadian markets as our Canadian operations expand and opportunities present themselves.

Preparation of Information Reports

We gather traffic data utilizing our information-gathering infrastructure which includes helicopters, airplanes, scanners, station listener lines and cellular phones. Traffic information is also gathered through various government-based traffic tracking systems and other services, including remote camera systems positioned at strategically located ground positions. The information is then processed, written into broadcast copy and entered into computer systems by local writers and producers. Professional broadcasters then read the customized reports on the air. Our TV reports are compiled using a similar infrastructure which is supplemented in certain markets by video footage obtained from remote omni-directional camera systems that are positioned on our aircraft.

We currently obtain our Australian radio news advertising inventory from our news network affiliates in exchange for reimbursing them for the costs associated with their news departments, or paying cash compensation. A significant portion of this inventory is obtained from Austereo pursuant to a News Report Broadcast Agreement. This News Report Broadcast Agreement allows us to utilize the news information produced by Austereo in order to provide news reporting services to other, non-Austereo affiliated radio stations in Australia. Although we intend to utilize this information to provide news reporting services to other Australian radio stations, we do not currently do so. References to the provision of news reports in Australia throughout this prospectus refer to our purchase from radio stations of news advertising inventory embedded in news reports that we then make available to our advertisers.

Our information-gathering infrastructure and the flexibility created by the ability to collect traffic and news information and thereby provide our services 24 hours per day, seven days per week to our network affiliates enables us to respond to changing conditions and enables our network affiliates to provide their listeners with accurate and up-to-the-minute news and traffic information. For example, responding to numerous radio and television station requests during the Canberra wild fires of 2003, our Sydney operations center provided video coverage and reports to radio and television stations, affiliated and non-affiliated, throughout Australia and the world.

As a result of our extensive network of operations and broadcasters, we often report important news stories and provide our network affiliates with live coverage of these stories. We are able to customize and personalize our reports of breaking stories using our network affiliates’ call letters from the scene of news events.

We believe that our aircraft and other information-gathering technology and broadcast equipment have allowed us to provide high quality programming, and to retain and expand our base of network affiliates. As of March 31, 2007, we utilized five fixed-wing aircraft, four helicopters equipped with airborne camera systems, and 14 broadcast studios in Australia. During the quarter ended March 31, 2007, we utilized six helicopters and three fixed-wing aircraft in Canada and operated six studios throughout that country.

Delivery of Our Information Reports

Through our information-gathering infrastructure, we provide daily scheduled customized information reports to network affiliates generally utilizing our own on-air broadcasters. We customize our information reports to meet each network affiliate’s requirements with respect to the number of information reports broadcast per day, the length of the information report, the time of the broadcast and the content of the information report, including the geographic area covered by the information report. We typically work closely with our network affiliates’ program directors, news directors, and general managers to ensure that our information reports meet their specifications and quality standards. Our network affiliates participate in the selection of the on-air broadcasters for their stations to ensure that the broadcaster’s style is appropriate for their stations’ formats. Our broadcasters often become integral “on-air personalities” on our network affiliates’ stations as a result of their on-air presence and interaction with the stations’ on-air personnel. In order to realize operating efficiencies, we endeavor to utilize our professional broadcasters on multiple stations within a particular market. Generally, each of our broadcasters delivers information reports to between two and four of our network affiliates, although on occasion we provide exclusive talent for a network affiliate.

Due to the customized nature of our information reports and the fact that we do not require network affiliates to identify us as the supplier of the information reports, each network affiliate may present the information reports we provide as if the network affiliate had generated such information report with its own resources. As a result, multiple network affiliates in a single market may intimate that the helicopters, fixed-wing aircraft and on-air broadcasters are those of the network affiliate.

Significant Network Affiliates

Austereo Pty Limited.  Austereo, one of our Australian network affiliates, is the largest radio broadcaster in Australia and, as of May 2007, provided us with approximately 21% of our Australian radio commercial advertising inventory. When sold to advertisers, this commercial advertising inventory accounts for a material amount of our Australian revenues. In April 2004, we entered into an Affiliate Contract with Austereo pursuant to which we provided regularly-scheduled radio traffic reports to ten Australian radio stations operated by Austereo in Sydney, Melbourne, Brisbane, Adelaide and Perth. Effective July 1, 2006, we entered into a new two-year Affiliate Contract under substantially the same terms that is scheduled to expire, if not renewed prior to such expiration, on June 30, 2008. In addition, we have entered into an Affiliate Contract with Austereo, effective July 1, 2005 and also scheduled to expire on June 30, 2008, pursuant to which we obtain radio news reports inventory on these same ten radio stations.

Corus Entertainment, Inc.  On October 21, 2005, we entered into an agreement with Corus, one of the largest radio broadcasters in Canada, to provide radio traffic reports on 24 radio stations throughout seven Canadian markets. Corus’ stations accounted for approximately 61% of our Canadian advertising inventory (excluding regional suburban stations) as of May 31, 2007.

Mutual Sales Representation Agreement with Metro Networks Communications.  In November 2005, we entered into a three-year mutual sales representation agreement with Metro Networks Communications, Limited Partnership, a Delaware limited partnership (“Metro LP”), an affiliate of Metro Inc. (Metro Inc. together with Metro LP, “Metro”) and a wholly-owned subsidiary of Westwood One, Inc. (“Westwood One”). Metro is a provider of traffic and information reports to radio and television stations primarily in the United States. Metro Inc. held approximately 12% of our outstanding common stock as of June 26, 2007. Under the agreement, Metro LP serves as our non-exclusive sales representative for sales of commercial advertising inventory to advertisers located in the United States and we similarly serve as Metro LP’s non-exclusive sales representative for sales to advertisers located in Canada. The agreement prohibits us from competing with Metro LP in the United States during the term of the agreement.

Generating Revenue Through Advertising Sales

In exchange for our information reports and/or, for certain broadcasters, cash compensation, our network affiliates provide us with commercial advertising inventory that we sell to advertisers. A majority of our advertising revenue is placed through advertising agencies engaged by the advertisers, although we also sell our commercial advertising inventory directly to advertisers. With the exception of standard agency commissions, we do not believe there is a material effect on our business when receiving orders for advertising placed through agencies versus those placed directly by advertisers. Our large network of affiliates in Australia and Canada allows us to offer advertisers the opportunity to reach a broad-based, local, regional or national audience through a single purchase of commercial advertising inventory from us.

Our typical radio advertisement on the Radio Network consists of a ten second commercial message presented as the final segment of a regularly scheduled information report. We package our commercial advertising inventory on a network basis, covering all of our network affiliates in relevant markets, and sell this inventory as advertising packages on a local, regional or national network basis. We run our advertising packages on a percentage-based rotation such that each advertiser receives its pro rata share of advertisements sold by us for broadcast on all of our network affiliate’s stations throughout the relevant market or markets, primarily during prime morning and afternoon drive periods.

Similar to our typical radio advertisements, advertisements on our TV Network generally consist of ten second commercial messages immediately following regularly scheduled information reports. Typically, our

TV reports and the commercial messages that follow them are broadcast live by an on-camera announcer wearing a shirt bearing the advertiser’s logo. The advertisers’ logo and/or a pre-submitted visual advertising message also generally appears at the bottom of the television screen through the report.

Advertising on a Network Basis.  Because we have numerous network affiliates in each of our markets, we believe that sponsorship package advertisements enable advertisers to reach more listeners, more often, in a higher impact manner than can be achieved through other advertising media. According to AC Neilsen, our Australian information reports have a weekly reach of approximately 7.6 million radio listeners ages ten and over, which represents over 94% of the commercial radio listeners, and more than 7.7 million television viewers ages ten and over, which represents over 62% of the commercial television viewers in the five largest Australian markets. According to BBM Canada, the Canadian industry consortium for audience ratings, our Canadian information reports have a weekly reach of more than 7.5 million radio listeners (ages 18 and over), which represents over 29% of the commercial radio listeners, and a daily reach of more than 1.7 million television viewers, which represents approximately 7% of the commercial television viewers in Canada. Due to our large base of network affiliates stations and the audience reach it provides, we offer advertisers the opportunity to reach a broad-based local, regional or national audience, through a single purchase of commercial advertising inventory from us. Because we sell our radio commercial advertising inventory exclusively on a network basis, rather than station by station, we do not believe our advertising products compete directly with those offered by our local radio station network affiliates.

Our Customer Base of Advertising Clients.  Due to the number of our markets, our reach within each of these markets and the range of services that we provide, we have garnered a broad base of advertising clients in a diverse group of industries, which since July 1, 2006 have included nine of the top ten Australian marketers and 16 of the top 20 global marketers, as published by AdvertisingAge. Examples of our larger and higher profile advertising customers in Australia and Canada include the following companies:

Australia	Canada

• Borders Bookstores	• 20th Century Fox
• GIO Insurance	• Allstate Insurance
• New South Wales Lotteries	• General Motors
• News Corp.	• Honda
• Target Australia	• HSBC
• Virgin Atlantic Airways	• McDonald’s

Although many large advertisers utilize our advertising platform, we maintain a broad and diverse customer base. No one advertiser comprises more than 5% of our revenue base and our top ten advertising customers represent only 25% of our overall advertising sales.

Many of our larger advertising clients market their products by leveraging regional, national or global brands. Because our network-based advertising can reach broad-based, regional or national audiences, our advertising sponsorship packages appeal to these large, recognizable companies that seek a broader demographic reach than the narrow, specific demographic audience that individual radio or television stations generally deliver. Part of our operating strategy involves replicating our business model in additional international markets that will allow advertisers to reach major population centers around the world. We believe the appeal of our network based advertising to customers with global brands will continue to increase as we expand the reach of our radio and television networks.

Our Sales Force.  We maintain an advertising sales force throughout Australia and Canada, and we expect to hire sales representatives in the United Kingdom, located in markets where we have operation centers. Our advertising sales force is able to sell available commercial advertising inventory throughout their national markets in addition to selling such inventory in their local market, which we believe affords our sales representatives an advantage over certain of their competitors. For example, an advertiser can purchase commercial advertising inventory in multiple markets from our local sales representative in the city in which the advertiser is headquartered. Our advertising sales force in Australia is comprised of approximately 17 sales representatives and managers. The number of sales representatives in an individual market ranges from zero to seven depending on the size of the market and the number of potential national and regional advertising clients headquartered in the market. Specialized programs and marketing campaigns, which support nationwide sales and other special forms of advertising, are managed from our Australian headquarters in Sydney, Australia. In Canada, we currently have a corporate and sales office in Toronto and a marketing office in Vancouver. We intend to expand our Canadian sales force as our operations expand. Our Canadian sales force, including sales management, currently consists of approximately eight people.

Although the majority of our advertising customers execute their purchase of commercial advertising inventory from our sales force through advertising agencies as a matter of course, we have historically focused on maintaining direct relationships with our advertising customers. We believe that maintaining direct relationships with our advertisers ensures that our relationships remain intact when advertising agency changes are made.

Our Competitive Advantages

We believe that we provide broadcasters in international markets with a cost-effective alternative to gathering and delivering their own traffic and news information reports and offer advertisers an efficient, broad-reaching alternative to that offered by traditional radio and television.

•	Leading market share in our established markets. We are the largest third-party provider of traffic reports to radio and television stations in Australia and have a majority of the market. We have 69 affiliate stations in 17 markets for radio traffic reports and 13 affiliate stations in seven markets for TV reports. We also maintain significant inventory of advertising embedded within radio news reports with 22 affiliate stations in seven markets. Our market share gives us the ability to offer an advertising platform that reaches a larger audience than otherwise available to traditional radio and television advertisers.

•	Larger network audience for advertisers. We reach approximately 7.6 million radio listeners and approximately 7.7 million television viewers in the five largest Australian markets on a weekly basis and more than 7.5 million radio listeners and more than 1.7 million television viewers in Canada on a weekly basis. Our business model enables us to aggregate those respective radio and television audiences and offer advertisers a large critical mass of listeners and viewers than can be reached with their marketing messages in a cost-effective manner. Other advertising alternatives currently available to advertisers to reach that same audience size typically require significant resources for them to contact, negotiate, create and deliver their advertising to many individual stations.

•	Established relationships with leading global advertisers. We have been selling advertising inventory to our advertising clients, many of which are leading global companies, for more than nine years in Australia and have gained a reputation in Australia and Canada for consistently providing advertisers with a broad-based, local, regional or national audience through a single purchase of commercial advertising inventory. Since July 1, 2006, our advertising customers have included nine of the top ten Australian advertisers and 16 of the top 20 global advertisers, as published by AdvertisingAge. We believe our strong relationships with global advertisers will provide us with a significant advantage in cross-selling our advertising inventory as we enter new markets.

•	Leverageable operating structure. Our business model is leverageable and offers a significant advantage because we derive incrementally higher margins as we add network affiliates, provide additional types of reports to network affiliates and sell more advertising inventory.

•	Experienced management team. The members of our senior management team have extensive experience in building operations to provide information reports to broadcasters. Our senior management has demonstrated the ability to successfully grow our business organically through expansion into new geographic markets. As a group, our executive officers have an average of over 20 years of experience in the broadcast industry.

Our Strategy

Our objective is to become the leading aggregator of premium radio and television advertising inventory in the markets we serve. Key elements of our strategy include:

•	Expand the geographic markets we serve. We began our operations in Australia in 1997 and commenced operations in Canada in December 2005. We have recently started to explore opportunities for expansion into several European markets and have formed a subsidiary in the United Kingdom in anticipation of commencing operations in the United Kingdom market. We typically target markets that have: (i) large population clusters in tight geographic areas; (ii) a free market advertising culture similar to the United States; and (iii) established information centers for traffic data. We intend to leverage our existing customer base of global marketers to sell our advertising inventory in the new markets that we enter, enabling marketers to efficiently, effectively and economically reach major population centers.

•	Increase the number of network affiliates using our radio traffic reports within existing markets. Although we currently operate in the ten largest population centers in Australia and in seven of the largest population centers in Canada, we believe that there are substantial opportunities for continued growth in our radio networks. As new radio licenses continue to be issued in Australia, we believe that opportunities are available to increase market penetration by establishing relationships with newly-established radio stations. We are currently exploring and plan to enter the remaining large markets in Canada that we find to be economically feasible. In addition, because our operations in Canada are still at a relatively early stage, there is significant opportunity for growth by adding network affiliates.

•	Accumulate additional advertising inventory by continuing to expand the scope of our information reports. We intend to leverage our established relationships with broadcasters in the Australian and Canadian markets by continuing to expand the scope of our information reports.

Radio News Reports.  We believe that consolidation in the radio industry may increase the demand for our radio news reports as radio station owners are likely to increase their outsourcing of various programming elements in order to lower costs. We plan to focus on increasing the number of radio stations broadcasting our radio news reports within our current markets, which we believe will in turn increase our commercial advertising inventory, expand our audience reach and result in increased revenue from the sale of such inventory.

TV Reports.  We have developed an infrastructure of airborne video surveillance and broadcast equipment. In addition, through agreements with various governmental agencies, we have access to over 1,500 and approximately 450 static mounted traffic surveillance cameras in Australia and Canada, respectively. We use this infrastructure to offer traffic and breaking news video to our television broadcasters and currently provide service to 13 television stations in seven Australian markets and three television stations in three Canadian markets. In many of our television markets, we provide TV reports that include proprietary video coverage from our helicopters that can cover news stories and traffic conditions at any time, subject to weather conditions and air traffic control restrictions. In addition, our access to strategically located fixed-position ground-based camera systems offer network affiliates coverage of crucial traffic arteries and allows us to provide panoramic views of the cities in which such cameras are located. We intend to expand our TV reports to additional network affiliates in our Australian and Canadian markets, which would provide us with additional advertising inventory.

•	Continue to strengthen marketing, sales and inventory management operations. We continue to implement new operating strategies to increase revenue growth and drive profitability. In order to increase the percentage of our commercial advertising inventory sold, we have: (i) increased our sales force and acquired extensive research and sales and marketing materials; (ii) hired additional sales managers to better manage the activities of our sales representatives; and (iii) automated our commercial advertising inventory management system to improve inventory control and pricing.

•	Grow our business through strategic acquisitions. Historically, our expansion strategy has focused on organic growth. In April 2007, our Canadian operations acquired substantially all the assets of Wise Broadcasting Network Inc. Although we expect that organic growth will continue to be a significant source of expansion, we also intend to explore growth through the acquisition of businesses that have strong relationships with broadcasters which we can leverage.

Corporate Structure

Our operations in Australia and Canada have been organized into marketing regions. A region generally has a Regional Sales Manager who oversees a sales staff charged with reaching sales goals. The Regional Sales Manager also is responsible for direct selling of commercial advertising inventory to advertisers. A National Director of Sales who reports to our Australian President (Australia) or our Senior Vice President and Director of International Sales (Canada) has oversight responsibility for the Regional Sales Managers and maintains a selective listing of significant advertisers. By requiring the Regional Sales Managers and the National Director of Sales to maintain advertising clients in addition to their management responsibilities, we believe that our managers remain better apprised of advertising conditions.

Each of our Australian and Canadian markets is overseen by a Director of Operations who is responsible for all aspects of the day-to-day operations in a defined market or markets. Each Director of Operations is responsible for supervising all of the broadcasters, airborne reporters, producers, editors, and writers in such Director’s operation center. Moreover, the Director of Operations is responsible for maintaining day-to-day relations with network affiliates and pursuing relationships with unaffiliated stations. We employ a National Director of Operations in each country who supervises the Directors of Operation and who reports to the same person as the National Directors of Sales. Our Senior Vice President and Director of International Sales, who is currently stationed in Canada and overseeing the day-to-day operations in the country, and the President of The Australia Traffic Network report to our Chief Executive Officer and President.

We expect to develop an infrastructure in the United Kingdom consistent with our approaches in Australia and Canada. We currently have employed a Director of Operations, an Assistant Director of Operations and a broadcaster (who is not yet broadcasting, but who we expect to do so, if we acquire network affiliates) in the United Kingdom for the purposes of building our infrastructure.

Competition

We market our information reports to radio and television stations in Australia and Canada, where we face various sources of competition in providing our information reporting services. We believe that single market operators and groups of stations (whether or not under common ownership) that prepare and deliver their own traffic and news reports comprise our primary competition. We also face competition in Canada from Skywords, Inc., a company that provides information reporting services in exchange for network-based advertising spots using a business model similar to ours. Consolidation in the radio and television markets may create additional opportunities and economies of scale for large radio and/or television groups to provide their own services, which would pose greater competition for us. In addition to providers of broadcast reports, there are also alternative means of compiling traffic information and delivering such information to the public. Certain governmental agencies, including some state, provincial and local departments of transportation, generate selected traffic flow data through strategically positioned cameras that monitor traffic flow, which could be used by our competitors or accessed by consumers. Most of these traffic systems and cameras, however, were built for purposes such as infrastructure planning, road operation and road safety, and were not designed to provide real-time traffic flow information to consumers and do not provide information reporting services in a manner that engages radio listeners and television viewers. As such, we do not believe such services are directly competitive with the information reporting services we provide. However, others may view these alternative sources of traffic data as competitors, and as demand for traffic information services and technologies increase, we expect that additional new competitors may enter the market in the future.

Competitive factors in international markets will vary from market-to-market and may change over time. We believe that most European markets lack competitors that aggregate traffic information for radio and television broadcasters, and we do not believe any companies currently provide traffic reports in exchange for advertising inventory outside of the United Kingdom. As such, we believe this is an optimal time to explore expansion into certain European markets. If we commence operations in the United Kingdom, we may face competition from Trafficlink Limited and UBC Limited, which provide information reporting services to commercial radio stations and sell advertising acquired from these stations, respectively, and TrafficMaster Limited, which provides traffic data and services to GCap Media plc, one of the largest broadcasters in the United Kingdom.

We also face competition in the sale of our commercial advertising inventory. While we compete for advertising dollars with radio and television stations, including our network affiliates, we do not believe we compete directly with such radio stations because we position our advertisements within the framework of our information reports and sell our radio commercial advertising inventory to our advertisers on a network basis. In addition to radio and television stations, we compete for advertising dollars with other media, including local print and other forms of communications media including newspapers, magazines, outdoor advertising, transit advertising, internet advertising, direct response advertising, yellow page directories and point-of-sale advertising, among others.

Environmental Regulation

We are not subject to environmental regulations that have a material effect upon our capital expenditures or otherwise.

Intellectual Property

We do not have any material registered trademarks, nor do we believe that it is important to the success of our business. We allow our network affiliates to take credit for all of the information reports that we provide.

Employees

As a holding company, Global Traffic Network, Inc. currently employs five individuals. The Australia Traffic Network currently employs approximately 59 full-time, 14 part-time and 21 independent contractors. Of these employees, approximately 65 were engaged in broadcasting and operations; 19 in sales and marketing; and ten in general and administrative activities. Canadian Traffic Network currently employs approximately 40 individuals on a full-time basis and ten on a part-time basis. Of these employees, approximately 39 were engaged in broadcasting and operations, eight in sales and marketing and three in general and administrative activities. UK Traffic Network currently employs three individuals, two of whom are employed on a full-time basis and one as an independent contractor. None of our employees are covered by a collective bargaining arrangement. We consider our relationship, and our subsidiaries’ relationships, with our employees to be good. We have never had a strike or work stoppage.

Properties

We lease approximately 800 square feet of office space in New York City and have operation centers, broadcast studios and marketing and administrative offices in Australia and Canada. We lease approximately 9,000 square feet in the aggregate in Australia and approximately 14,000 square feet in the aggregate in Canada, pursuant to the terms of various lease agreements. For the year ended June 30, 2006, we incurred approximately $400,000 in facilities rental expense.

Legal Matters

We are not currently a party to any material litigation and are not aware of any threatened litigation that would have a material effect on our business.

MANAGEMENT AND BOARD OF DIRECTORS

Directors, Executive Officers and Other Key Employees

The following table sets forth the name, age and positions of each of our directors and executive officers as of June 25, 2007:

Name	Age	Position	Independent Director

Directors and Executive Officers
William L. Yde III	54	Chairman, Chief Executive Officer and President	No
Scott E. Cody	41	Chief Operating Officer and Chief Financial Officer	—
Dale C. Arfman	54	Treasurer, Secretary and Director	No
Ivan N. Shulman	45	Senior Vice President and Director of International Sales	—
Gary O. Benson	63	Director	Yes
Shane E. Coppola	41	Director	Yes
Robert L. Johander	61	Vice Chairman	Yes
Stuart R. Romenesko	44	Director	Yes
Gary L. Worobow	42	Director	Yes

Other Key Employees
William Pezzimenti	56	President and Director of The Australia Traffic Network	—

Information with respect to the business experience and affiliations of our directors, executive officers and other key employees is set forth below.

William L. Yde III was one of our co-founders and has served as our Chairman, Chief Executive Officer and President since our inception in May 2005. Mr. Yde founded The Australia Traffic Network in June 1997 and has served as its Chairman and Chief Executive Officer since its inception. Prior to forming The Australia Traffic Network, Mr. Yde founded Milwaukee Traffic Network in 1994, and expanded its operations to create traffic networks in Milwaukee, Oklahoma City, Omaha and Albuquerque before selling all of its assets in 1996 to Metro Inc., now a wholly-owned subsidiary of Westwood One. In 1999, Mr. Yde co-founded the Japan Traffic Network, and served as its Chief Executive Officer and as a director from 1999 to January 2002, at which time the company suspended operations.

Scott E. Cody joined us in June 2005 and was appointed Chief Financial Officer and Chief Operating Officer by the Board of Directors in September 2005. Prior to joining us, Mr. Cody held various positions with Metro Inc., serving as Vice President of Finance from 1997 to June 2002 and Senior Vice President of Business Development from July 2002 to June 2005. Prior to joining Metro Inc., Mr. Cody was Vice President of Finance for Tele-Media Broadcasting Company.

Dale C. Arfman was one of our co-founders and has served as our Treasurer and Secretary since September 2005. Mr. Arfman has been with The Australia Traffic Network since 1999. In 1999, Mr. Arfman was a co-founder of Japan Traffic Network and served as its Chief Financial Officer and as a member of its Board of Directors from 1999 to January 2002, at which time the company suspended operations. From 1996 to 1999, Mr. Arfman contributed to the development of traffic networks in Oklahoma City, Albuquerque and Omaha as an officer of Milwaukee Traffic Network. Prior to his involvement in the traffic business, Mr. Arfman was a loan officer with Bank One Indianapolis.

Ivan N. Shulman commenced his employment with us and was appointed Senior Vice President and Director of International Sales in May 2006 after serving as a member of our Board of Directors from September 2005 through May 2006. Mr. Shulman has been the owner of The Sports House since March 2003, prior to which time he held various positions with Metro Inc., serving most recently as the Senior Vice President of Marketing from 1997 to January 2003, Vice President of Marketing from 1995 to 1997 and Vice President of Merchandising from 1994 to 1995.

Gary O. Benson has been a member of our Board of Directors since September 2005. Mr. Benson currently serves as President, Treasurer and Broker of Twin Town Realty, Inc., a real estate brokerage firm, where he has been employed since 1964. He has also served as the General Partner of Goben Enterprises LP, a general investment firm, since 1995, and as Chief Executive Officer and President of Transcontinental Acceptance Corporation, which currently engages in exercise equipment leasing, since 1995.

Shane E. Coppola has been a member of our Board of Directors since June 2006. Mr. Coppola served as President and Chief Executive Officer of Westwood One from May 2003 until December 2005, and served as a director of Westwood One from October 2003 until December 2005. Since January 2006, Mr. Coppola has served as an independent consultant to Westwood One. From May 2002 to May 2003, Mr. Coppola was the Managing Partner of Columbus Capital Partners, LLC, which he founded. From September 1999 to May 2002, Mr. Coppola served as Executive Vice President of Westwood One’s Metro and Shadow Broadcasting operations. From 1992 to September 1999, Mr. Coppola was a director and Executive Vice President of Metro Inc. Currently, Mr. Coppola serves as the Managing Member of American Skating Centers, LLC, a company that owns and operates ice skating facilities.

Robert L. Johander has been a member of our Board of Directors and our Vice-Chairman since September 2005. Mr. Johander co-founded ValueVision International, Inc. in 1990 and served as its Chief Executive Officer until 1998 and as its Chairman until 1999. In 1999, Mr. Johander co-founded Japan Traffic Network and served on its Board of Directors from 1999 to January 2002, at which time the company suspended operations. Other than his service as one of our directors, Mr. Johander has been retired since January 2002.

Stuart R. Romenesko has been a member of our Board of Directors since February 2007. Mr. Romenesko currently owns his own financial and management consulting firm focused in the areas of finance, operations and strategy. Mr. Romenesko served as a Strategic Advisor to Petters Group Worldwide, LLC, a private company focused on creating, developing and investing in companies that manufacture, procure and market merchandising solutions for key growth markets, from November 2006 until March 2007. Prior to assuming this role, Mr. Romenesko served as that company’s Chief Financial Officer since 2002, and has also served in such capacities as its President and interim Chief Executive Officer. From January of 2000 to October 2002, Mr. Romenesko was Executive Vice President, Chief Financial Officer, co-Founder and Director of Magnum Technologies Inc. From January 1994 to June 1999, he served as Senior Vice President Finance, Chief Financial Officer, Treasurer and Assistant Secretary for ValueVision International, Inc., also known as ShopNBC. Mr. Romenesko, a Certified Public Accountant, has held various positions at both regional and international accounting firms. In addition, Mr. Romenesko has completed the Director Training & Certification Program offered by the UCLA Anderson School of Management.

Gary L. Worobow has been a member of our Board of Directors since December 2006. Mr. Worobow serves as Executive Vice President and General Counsel of Five S Capital, Ltd. where he has been employed since 2006. Previously, Mr. Worobow was with Westwood One where he served as Executive Vice President, Business Affairs and Business Development from 2003 through 2006, and as Senior Vice President and General Counsel from 1999 through 2002. Mr. Worobow was a founder and General Counsel of Columbus Capital Partners, LLC from 2002 through 2003. In addition, Mr. Worobow held the positions of Senior Vice President, General Counsel and Board Member for Metro Inc. from 1995 to 1999.

William Pezzimenti currently serves as the President and a member of the Board of Directors of The Australia Traffic Network, having served as a sales representative since February 1998 and as sales director since March 2000. Prior to joining The Australia Traffic Network, Mr. Pezzimenti was the manager of retail development for the CBS television affiliate in Buffalo, New York.

EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by (i) our Chief Executive Officer during the fiscal years ended June 30, 2006, 2005 and 2004; and (ii) our four most highly-compensated executive officers (other than the Chief Executive Officer) who served in such capacity at June 30, 2006 and who received in excess of $100,000 in salary and bonus during the fiscal year ended June 30, 2006 (the “named executive officers”). The amounts below reflect compensation earned for services rendered to The Australia Traffic Network for the periods indicated and to Global Traffic Network, Inc., on a consolidated basis from our inception on May 16, 2005 through the fiscal year ended June 30, 2006.

Summary Compensation Table

							Long Term
							Compensation
	Fiscal						Awards
	Year						Securities	All Other
Name and	Ended					Other Annual	Underlying	Compensation
Principal Position	June 30	Salary ($)		Bonus ($)		Compensation ($)	Options (#)	($)

William L. Yde III(1)	2006	$308,188	(2)	—		—	—	$38,642	(3)
President and Chief	2005	221,250	(2)	$146,380	(2)	—	—	66,124	(3)
Executive Officer	2004	194,000	(2)	—		—	—	87,534	(3)
Scott E. Cody(4)	2006	200,000		—		—	100,000	12,027	(5)
Chief Financial Officer and	2005	13,833		—		—	—	—
Chief Operating Officer
Dale C. Arfman(6)	2006	219,437	(7)	—		—	—	—
Treasurer and Secretary	2005	219,250	(7)	—		—	—	—
	2004	194,000	(7)	—		—	—	—
William Pezzimenti(8)	2006	261,208		165,603		—	50,000	36,528	(9)
President and Director of	2005	222,451		101,659		—	—	13,607	(9)
The Australia Traffic Network	2004	169,848		136,848		—	—	7,858	(9)
Kenneth A. Casseri(10)	2006	200,000		—		—	25,000	31,251	(11)
President of Canadian Traffic	2005	25,000		—		—	—	2,680	(11)
Network

(1)	Mr. Yde was appointed President and Chief Executive Officer on May 16, 2005.

(2)	Mr. Yde’s 2006 salary is comprised of $130,688 from Milwaukee Traffic Network through The Australia Traffic Network and $177,500 from Global Traffic Network, Inc. Mr. Yde’s 2005 salary is comprised of $216,250 from Milwaukee Traffic Network through The Australia Traffic Network and $5,000 from Global Traffic Network, Inc. Mr. Yde’s 2005 bonus was paid by Milwaukee Traffic Network through The Australia Traffic Network. Mr. Yde’s 2004 salary was paid by Milwaukee Traffic Network through The Australia Traffic Network.

(3)	Other compensation consists of apartment rental and automobile costs in Australia for the benefit of the employee during the applicable fiscal years. Includes apartment rental costs for 2006, 2005 and 2004 of $27,238, $43,244 and $65,864, respectively, and automobile related costs for 2006, 2005 and 2004 of $11,404, $22,880 and $21,670, respectively. We ceased making such payments prior to the end of fiscal 2006. Such costs were incurred in Australian dollars. For the purposes of this table, this compensation has been converted to United States dollars utilizing the average exchange rate for each year.

(4)	Mr. Cody commenced employment with us on June 9, 2005 and was appointed Chief Financial Officer and Chief Operating Officer by the Board of Directors on September 30, 2005.

(5)	Other compensation consists of reimbursement for COBRA health benefit premiums paid by the employee.

(6)	Mr. Arfman became Treasurer and Secretary on September 30, 2005.

(7)	Mr. Arfman’s 2006 salary is comprised of $130,687 from Milwaukee Traffic Network through The Australia Traffic Network and $88,750 from Global Traffic Network, Inc. Mr. Arfman’s 2005 salary is comprised of $216,250 from Milwaukee Traffic Network through The Australia Traffic Network and

$3,000 from Global Traffic Network, Inc. Mr. Arfman’s 2004 salary was paid by Milwaukee Traffic Network through The Australia Traffic Network.

(8)	Mr. Pezzimenti is paid in Australian dollars. For the purposes of this table, his compensation has been converted to United States dollars utilizing the average exchange rate for each year.

(9)	Other compensation consists of automobile related costs incurred for the benefit of the employee. Such costs are incurred in Australian dollars. For the purposes of this table, his compensation has been converted to United States dollars utilizing the average exchange rate for each year.

(10)	Mr. Casseri commenced employment with us on May 16, 2005. On January 16, 2007, we entered into a severance agreement with Kenneth A. Casseri pursuant to which Mr. Casseri resigned as our employee effective January 31, 2007.

(11)	Other compensation consists of apartment rental in Canada for the benefit of the employee. Such costs are incurred in Canadian dollars. For the purposes of this table, this compensation has been converted to United States dollars utilizing the average exchange rate for each year.

Option Grants in the Last Fiscal Year

The following table summarizes information with respect to options granted to the named executive officers, and the value of the options held by such persons as of June 30, 2006.

Potential
	Individual Grants				Realizable Value At Assumed
	Number of	Percent of Total			Annual Rates of Stock Price
	Securities	Options/SARs			Appreciation For
	Underlying	Granted to			Option Term
	Option/SARs	Employees	Exercise of				Grant Date
	Granted	In Fiscal	Base Price	Expiration			Present
Name	(#)	Year	($/Sh)	Date	5% ($)	10% ($)	Value ($)

William L. Yde III	—	—	—	—	—	—	—
Scott E. Cody	100,000	44.4%	$5.00	3/23/16	$314,447	$796,871	$206,600
Dale C. Arfman	—	—	—	—	—	—	—
William Pezzimenti	50,000	22.2%	$5.00	3/23/16	$157,224	$398,436	$103,300
Kenneth A. Casseri	25,000	11.1%	$5.00	3/23/16	$78,612	$199,218	$51,650

Aggregated Option Exercise in Last Fiscal Year and Fiscal Year-End Options Values

The following table summarizes information with respect to options held by the named executive officers, and the value of the options held by such persons as of June 30, 2006 (the end of fiscal 2006).

	Number of		Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-The-Money
	Acquired	Value	Options/SARs at FY-End		Options/SARs at FY-End(1)
Name	on Exercise	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

William L. Yde III	—	—	—	—	—	—
Scott E. Cody	—	—	—	100,000	—	$50,000
Dale C. Arfman	—	—	—	—	—	—
William Pezzimenti	—	—	—	50,000	—	$25,000
Kenneth A. Casseri	—	—	—	25,000	—	$12,500

(1)	Based upon the difference between the option exercise price and the closing sale price of our common stock on June 30, 2006, which was $5.50.

Global Traffic Network, Inc. 2005 Stock Incentive Plan

On September 30, 2005, we adopted the 2005 Plan and our stockholders approved the 2005 Plan’s adoption on the same date. The 2005 Plan authorizes the granting of stock based awards to purchase up to 1,200,000 shares of our common stock, of which a total of 695,000 shares are subject to outstanding options.

Under the 2005 Plan, our Board of Directors or a committee of two or more non-employee directors designated by our board administers the 2005 Plan. As such, the board or compensation committee, as applicable, has the power to grant awards, to determine when and to whom awards will be granted, the form of each award, the amount of each award, and any other terms or conditions of each award consistent with the terms of the 2005 Plan. Awards may be made to our employees, directors and consultants. The types of awards that may be granted under the 2005 Plan include incentive and non-qualified stock options, restricted and unrestricted stock, stock appreciation rights, performance shares and other stock-based awards. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by the Board of Directors or committee in its sole discretion.

Employment Agreements and Arrangements

Employment Agreement with William L. Yde III

On November 18, 2005, we entered into an employment agreement with William L. Yde III, our Chief Executive Officer and President. The agreement has a term of five years and became effective on March 29, 2006, the closing date of our initial public offering. Pursuant to this agreement, Mr. Yde is entitled to receive a base salary of $350,000 per year, subject to $50,000 increases that are contingent upon us achieving certain profit levels as determined by the Board of Directors. Mr. Yde is also eligible to receive a bonus of up to $50,000 annually and a bonus in the form of stock awards or grants of options to purchase our capital stock, dependent upon such factors or goals as may be determined by the Board of Directors from time to time. The agreement requires Mr. Yde to devote substantially all of his working time to us. Also pursuant to the agreement, the Board, in its sole discretion, may grant Mr. Yde up to 500,000 shares of our common stock (as adjusted for stock splits, stock combinations, reorganizations or similar events) if the stock has traded at an average closing sales price of $30.00 per share of common stock for 20 consecutive trading days during the term of the agreement, as reported on the NASDAQ Global Market (or such other market or exchange if our common stock is then quoted or listed on a market or exchange other than the NASDAQ Global Market). In the event that we terminate Mr. Yde’s employment without cause (as defined in the employment agreement) or if Mr. Yde terminates his employment as a result of our material breach of the agreement, Mr. Yde is entitled to severance in the form of continuation of his base salary (as adjusted for any increase earned) for 18 months.

The agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Yde from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the agreement, without our prior express written consent:

•	provide services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment;

•	solicit or attempt to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•	solicit or attempt to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Employment Agreement with Scott E. Cody

On February 14, 2006, we entered into an employment agreement with Scott E. Cody, our Chief Operating Officer and Chief Financial Officer. The agreement has a term of three years and became effective on March 29, 2006, the closing date of our initial public offering. This agreement was amended on April 4, 2007. Pursuant to the employment agreement, as amended, Mr. Cody is entitled to receive a base salary of $300,000 per year. The employment agreement, as amended, requires Mr. Cody to devote substantially all of his working time to us. In the event that we terminate Mr. Cody’s employment without cause (as defined in the employment agreement), or if Mr. Cody terminates his employment as a result of our material breach of the employment agreement or our requiring him to report directly to anyone other than our Chief Executive

Officer, President or our Board of Directors, Mr. Cody is entitled to severance in the form of continuation of his base salary (as adjusted for any increase earned) for the remaining term of the employment agreement.

In connection with entering into the employment agreement, our Board of Directors approved a grant to Mr. Cody of an option to purchase 100,000 shares of our common stock. This option, which was granted on March 23, 2006 (the effective date of our initial public offering), has an exercise price equal to $5.00 (the initial public offering price) and vests in three annual installments commencing on the one year anniversary of the grant date. In addition, on March 29, 2007, upon approval by the compensation committee of the Board of Directors, we granted Mr. Cody stock options to purchase an additional 100,000 shares of our common stock at an exercise price equal to $5.25 per share. The option vests over three years with 33,333 shares vesting on each of March 29, 2008 and 2009, and 33,334 shares vesting on March 29, 2010.

The employment agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Cody from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the employment agreement, without our prior express written consent:

•	provide services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment;

•	solicit or attempt to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•	solicit or attempt to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Employment Agreement with Dale C. Arfman

On November 18, 2005, we entered into an employment agreement with Dale C. Arfman, our Treasurer and Secretary. The agreement has a term of three years and became effective on March 29, 2006, the closing date of our initial public offering. Pursuant to this agreement, Mr. Arfman is entitled to receive a base salary of $175,000 per year. Mr. Arfman is also eligible to receive a cash bonus or a bonus in the form of stock awards or grants of options to purchase our capital stock, dependent upon such factors or goals as may be determined by the Board from time to time. The agreement requires Mr. Arfman to devote substantially all of his working time to us. In the event that we terminate Mr. Arfman’s employment without cause (as defined in the employment agreement) or if Mr. Arfman terminates his employment as a result of our material breach of the agreement, Mr. Arfman is entitled to severance in the form of continuation of his base salary for 18 months.

The agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Arfman from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the agreement, without our prior express written consent:

•	provide services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment;

•	solicit or attempt to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•	solicit or attempt to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Employment Arrangement with Ivan N. Shulman

On May 3, 2006, we entered into an employment arrangement with Ivan N. Shulman that became effective on May 8, 2006, pursuant to which Mr. Shulman serves as Senior Vice President and Director of International Sales. Under his employment arrangement, we have agreed to pay Mr. Shulman an initial annualized base salary of $250,000 during his first year of employment, with a $50,000 increase in base salary in each of the following two years. Mr. Shulman is also eligible to receive bonus compensation from time to time as determined by our Board of Directors. In addition, Mr. Shulman was granted an option to purchase 50,000 shares of our common stock on May 8, 2006 at an exercise price equal to the fair market value of our common stock on that date, which option vests in three equal annual installments commencing on the one-year anniversary of the date of grant. On May 8, 2007, Mr. Shulman was granted an option to purchase an additional 50,000 shares of our common stock on substantially the same terms as the previous grant on December 8, 2006 and will be entitled to receive an option to purchase an additional 50,000 shares on May 8, 2008, provided that he remains an employee of ours on such date.

Although Mr. Shulman’s employment is not governed by a written employment agreement and has no definite term, he is subject to an agreement that contains standard provisions regarding protection of our confidential information and prohibits Mr. Shulman from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of such employment, without our prior express written consent:

•	providing services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment;

•	soliciting or attempting to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•	soliciting or attempting to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Other Agreements

We have entered into an agreement with Mr. William Pezzimenti which provides for confidentiality, non-competition and non-solicitation covenants that will remain in effect for a period of one year following termination of Mr. Pezzimenti’s employment.

We entered into a similar agreement with Mr. Kenneth A. Casseri. On January 16, 2007, we entered into a severance agreement with Mr. Casseri pursuant to which he resigned as an officer of Canadian Traffic Network, effective immediately, and as an employee of our company effective January 31, 2007. Under the severance agreement, we agreed to pay Mr. Casseri his regular salary through January 31, 2007 and agreed to make a one-time $150,000 cash severance payment to Mr. Casseri on February 1, 2007. In addition, we agreed to reimburse Mr. Casseri for his automobile lease payments during the current term of his automobile lease. In connection with entering into the severance agreement, Mr. Casseri agreed to increase the term of his confidentiality, non-competition and non-solicitation agreement, which now extends until January 31, 2009.

We contract with outside sales agents for the sale of some of our advertising inventory. We enter into agreements with these agents that provide for compensation on a commission basis as well as standard confidential non-competition and non-solicitation covenants.

Compensation Committee Interlocks and Insider Participation

On February 7, 2006, our Board of Directors formed the compensation committee and appointed Robert L. Johander and Ivan N. Shulman as the initial members of the committee. In connection with his employment as our Senior Vice President and Director of International Sales, which commenced on May 8, 2006, Mr. Shulman resigned from the Board of Directors and from the compensation committee. Currently, the compensation committee is comprised of Messrs. Johander, Coppola and Worobow. There are no relationships among the individuals who served as members of the compensation committee during the fiscal year ended June 30, 2006, the members of the Board of Directors or executive officers of ours that require disclosure under Item 402(j) of Regulation S-K promulgated under the Securities Exchange Act of 1934.

Director Compensation

Our non-employee directors are entitled to receive $3,000 for each board meeting attended in person and $1,000 for each committee meeting attended. Our non-employee directors have elected to forego any compensation for participating in Board of Directors and committee meetings telephonically until such time as we become profitable over the course of an entire fiscal year, at which time the Board of Directors may reconsider the structure of its director compensation. Upon the effective date of our initial public offering, Mr. Gary O. Benson, one of our outside directors, received an option to purchase 50,000 shares of our common stock. These options have an exercise price equal to $5.00 (the fair market value of our common stock as of the date of grant) and vest in three equal annual installments commencing on the one-year anniversary of the date of grant. In connection with their respective appointments to the Board of Directors, Messrs. Shane E. Coppola, Gary L. Worobow and Stuart R. Romenesko each received similar options to purchase 50,000 shares of our common stock. Such options have exercise prices equal to the fair market value of our common stock as of the date of grant.

Director compensation will be subject to review and adjustment from time to time at the discretion of our Board of Directors.

Limitation of Liability and Indemnification of Officers and Directors; Commission Position on Indemnification for Securities Act Liabilities

Under our certificate of incorporation, we are required to indemnify and hold harmless, to the fullest extent permitted by law, each person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of ours or, while a director or officer of ours, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the certificate of incorporation, we are required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by our Board of Directors.

In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or to our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of its stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Global Traffic Network, Inc., a Delaware corporation, was established on May 16, 2005 to be a holding company. We currently have three wholly-owned subsidiaries. We conduct our Canadian business operations through Global Canada, which operates through its wholly-owned subsidiary, Canadian Traffic Network. Our Australian business operations are conducted through The Australia Traffic Network. We conduct our operations in the United Kingdom through our wholly-owned subsidiary, UK Traffic Network. Prior to the March 23, 2006 effective date of our initial public offering, The Australia Traffic Network was a separate entity controlled by the same shareholder base that controlled us. Pursuant to the Securities Exchange Agreement, we entered into the Share Exchange, whereby we exchanged 4,000,000 shares of our common stock and issued an aggregate of $1.4 million in promissory notes to The Australia Traffic Network shareholders for all of the outstanding ordinary shares of The Australia Traffic Network, after which The Australia Traffic Network became our wholly-owned subsidiary. The promissory notes, which were intended to cover the estimated tax consequences to such shareholders of the share exchange, were repaid in their entirety on March 29, 2006 out of the net proceeds of our initial public offering. William L. Yde III, our Chairman, Chief Executive Officer and President, Dale C. Arfman, our Treasurer, Secretary and a member of our Board of Directors, and Metro Inc., each a former shareholder of The Australia Traffic Network and who together beneficially owned approximately 61.84% of our common stock as of June 25, 2007, received payments of $486,170, $413,810 and $253,679, respectively, in connection with the repayment of these promissory notes.

Prior to the closing of our initial public offering, The Australia Traffic Network issued notes payable to its shareholders from time to time in order to fund the development of our operations and fund the on-going cash requirements of our business operations. At June 30, 2005 the amount of the notes payable to Metro Inc. was approximately $22,000. During September 2005, all outstanding shareholder notes payable and all accrued interest thereon were repaid in full.

The Australia Traffic Network has historically paid dividends to its shareholders to cover the shareholders’ estimated United States tax liabilities for the preceding calendar year. Since July 1, 2004 to date, The Australia Traffic Network has declared dividends of approximately $233,000 in the aggregate to its shareholders. Of such amount, Messrs. Yde and Arfman and Metro Inc. received approximately $75,000, $69,000 and $42,000 respectively.

Prior to our initial public offering, Messrs. Yde and Arfman received the substantial majority of their compensation pursuant to payments that The Australia Traffic Network made under a management agreement with Milwaukee Traffic Network, of which Messrs. Yde and Arfman are each 50% shareholders. Pursuant to the management agreement, The Australia Traffic Network paid Milwaukee Traffic Network approximately $38,000 monthly for the services of Messrs. Yde and Arfman, together with incentive amounts determined from time to time by the Board of Directors of The Australia Traffic Network. The management agreement was terminated on March 31, 2006. During the fiscal year ended June 30, 2006, The Australia Traffic Network paid Milwaukee Traffic Network approximately $337,000.

From May 16, 2005 (the date of our inception) through March 23, 2006 (the date of the Share Exchange), we made advances to and received advances from The Australia Traffic Network in the ordinary course of business. During this time, The Australia Traffic Network was a separate entity controlled by the same shareholder base that controls us. Upon completion of the Share Exchange, The Australia Traffic Network became our wholly-owned subsidiary and all inter-company balances were eliminated for financial reporting purposes.

On November 9, 2005, Canadian Traffic Network entered into a Senior Note Purchase Agreement (the “Loan Agreement”) with Metro Inc. Pursuant to the Loan Agreement, Canadian Traffic Network borrowed $2.0 million pursuant to a promissory note. The note accrued interest at an annual rate of ten percent and matured and was payable in full on March 29, 2007 (the first anniversary of the closing of our initial public offering). The Loan Agreement contained typical loan terms regarding the provision of financial information to Metro Inc. on a scheduled basis, approval by Metro Inc. of business activities out of the ordinary course of business, Canadian Traffic Network’s agreement not to make material changes in its business or to operate out of its ordinary course of business and Canadian Traffic Network’s agreement to refrain from incurring indebtedness, excepting certain permitted indebtedness. Additionally, Canadian Traffic Network agreed not to compete with Metro in the United States. Canadian Traffic Network granted a security interest to Metro Inc. in all of its assets, except for future-acquired helicopters financed by unrelated third-parties, as security for the loan. We agreed to guarantee Canadian Traffic Network’s obligations under the Loan Agreement, as did Global Canada and The Australia Traffic Network. Canadian Traffic Network incurred approximately $126,000 of interest expense under this shareholder note payable for the year ended June 30, 2006. The promissory note was repaid in full on September 7, 2006.

On November 9, 2005, and in connection with the Loan Agreement, Canadian Traffic Network and an affiliate of Metro Inc. entered into a Mutual Sales Representation Agreement. Under this agreement, Canadian Traffic Network uses its commercially reasonable efforts to sell United States based advertising time of the Metro Inc. affiliate to our advertising clients in Canada and the Metro Inc. affiliate likewise uses its commercially reasonable efforts to sell our Canadian based advertising to United States-based advertising clients of the Metro Inc. affiliate. Each party receives a minority percentage of revenues generated from their sale of the other party’s advertising time. The agreement also prohibits us from competing with Metro Inc. in the United States. The agreement extends for three years and is renewable for successive one-year periods unless notice is given 90 days prior to the agreement’s expiration. For the year ended June 30, 2006, Canadian Traffic Network recognized approximately $44,000 of revenue and incurred approximately $1,000 of expense due to bad debt under the Mutual Sales Representation Agreement.

Also on November 9, 2005, Canadian Traffic Network additionally entered into a three year Traffic Data Agreement with an affiliate of Metro Inc. Under this agreement, Canadian Traffic Network provides non-exclusive access to the traffic data generated and gathered by Canadian Traffic Network to the affiliate of Metro Inc. free of charge. The affiliate of Metro Inc. is permitted to disseminate and sell this data other than for broadcast on Canadian radio and television stations. We are not currently providing data under this agreement.

Director Independence

The Board of Directors is comprised of a majority of “independent” directors as defined in Rule 4200(a)(15) of the NASDAQ Stock Market. The independent directors are identified by name in the chart that appears in “Management and Board of Directors.”

Our Board of Directors has a Corporate Governance Committee, and Audit Committee and a Compensation Committee. Each committee consists solely of members who are independent as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market. In addition, each member of the Audit Committee is independent as defined in Exchange Act Rule 10A-3 and each member of the Compensation Committee is a non-employee director and is an outside director under the rules of the SEC and the Internal Revenue Service, respectively.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, except as indicated by footnote and subject to community property laws where applicable. Percentage ownership before this offering is based on 12,870,000 shares of common stock outstanding. Percentage ownership after this offering is based on 17,370,000 shares of common stock outstanding immediately after the closing of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of June 15, 2007, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the address of each of the following persons is 800 Second Avenue, 5th Floor, New York, New York 10017.

			Percentage of Shares
	Shares		Beneficially Owned
Name and Address of Beneficial Owner	Beneficially Owned		Before the Offering	After the Offering

William L. Yde III	3,905,786	(1)	30.35%	22.49%
Dale C. Arfman	2,512,417		19.52%	14.46%
Scott E. Cody	33,334	(2)	*	*
Ivan N. Shulman	16,667	(3)	*	*
William Pezzimenti	16,667	(3)	*	*
Kenneth A. Casseri(4)	—		*	*
Gary O. Benson	66,667	(3)(5)	*	*
Shane E. Coppola	16,667	(3)	*	*
Robert L. Johander	878,534	(6)	6.83%	5.06%
Stuart R. Romenesko	—		*	*
Gary L. Worobow	—		*	*
All Directors and Named Executive Officers as a group (11 people)	6,568,205	(7)	50.64%	37.60%
Metro Networks Communications, Inc.(8)(9) 40 West 57 th Street, 15th Floor New York, NY 10019	1,540,195		11.97%	8.87%
Kern Capital Management LLC(9) 114 W. 47th Street New York, NY 10036	1,023,000		7.95%	5.89%

*	Less than 1%

(1)	Includes 2,901,747 shares that have been pledged as security for a loan. Also includes an aggregate of 1,004,039 shares held by third parties which Mr. Yde has the power to vote under separate voting agreements, 878,534 shares of which are held by the Robert L. Johander Revocable Trust u/a/d December 18, 2003.

(2)	Includes 33,334 shares issuable upon the exercise of options are that are currently exercisable or will become exercisable within the next 60 days.

(3)	Includes 16,667 shares issuable upon the exercise of options are that are currently exercisable or will become exercisable within the next 60 days.

(4)	Mr. Casseri resigned as an employee of our company effective January 31, 2007.

(5)	Includes 50,000 shares held by Goben Enterprises LP, a limited partnership of which Mr. Benson is a General Partner.

(6)	Represents 878,534 shares held by the Robert L. Johander Revocable Trust u/a/d December 18, 2003, of which Mr. Johander serves as co-trustee. Such shares are subject to a voting agreement in favor of William L. Yde III.

(7)	Include 100,002 shares issuable upon the exercise of options are that are currently exercisable or will become exercisable within the next 60 days.

(8)	Metro Networks Communications, Inc., a Maryland corporation, is a direct wholly-owned subsidiary of Metro Networks, Inc., which is a direct wholly-owned subsidiary of Westwood One.

(9)	Based on the most recent report filed pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, or the most recent Schedule 13D, 13F or 13G filed with the securities and Exchange Commission, as applicable.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

General

As of June 26, 2007, 12,870,000 shares of our common stock were issued and outstanding, and there were eleven holders of record of our common stock. Upon the closing of this offering, our authorized capital stock will consist of an aggregate of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, and we will have an aggregate of 17,370,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable.

Common Stock

Voting.  The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights.  Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our Board of Directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Conversion, Redemption and Preemptive Rights.  Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

Under our Certificate of Incorporation, our Board of Directors is authorized, subject to limitations prescribed by law, to issue up to 10,000,000 shares of preferred stock in one or more series without further stockholder approval. The Board of Directors has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Warrants and Registration Rights

As additional compensation in connection with our initial public offering, we sold to the underwriter of such offering, for nominal consideration, a warrant to purchase up to 380,000 shares of our common stock at an exercise price of $6.00 per share. This warrant is eligible to participate on a “piggy-back” basis in any registration by us for the duration of the warrant and two years thereafter, and for a one time “demand”

registration if and when we are eligible to file a Registration Statement on Form S-3. The holders of such warrants have agreed not to participate in this offering as selling stockholders.

Limitations on Directors’ Liability

Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Certain provisions set forth in our certificate of incorporation, in our bylaws and in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Blank Check Preferred Stock.  Our certificate of incorporation and bylaws contain provisions that permit us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Special Meetings of Stockholders.  Our bylaws provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

Delaware Takeover Statute

In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of ten percent or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Potential for Anti-Takeover Effects

While the foregoing provisions of our certificate of incorporation, bylaws and Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “GNET.”

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder.” For purposes of this prospectus, a “Non-U.S. Holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust, in each case as defined under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

This discussion is based on the Code, applicable Treasury regulations thereunder, judicial decisions and administrative pronouncements, and interpretations thereof, in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders and, except to the limited extent below with respect to certain estate consequences, does not discuss any federal tax consequences other than federal income tax consequences. This discussion assumes that Non-U.S. Holders hold our common stock as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not address any tax consequences applicable to persons subject to special rules in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are “controlled foreign corporations,” “passive foreign investment companies,” U.S. expatriates or former long-term residents of the United States, partnerships or other pass-through entities (and persons holding our common stock through a partnership or other pass-through entity), and persons holding our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated or constructive sale transaction and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Prospective holders should consult their tax advisors with respect to the tax consequences arising under federal, state, local and non-U.S. laws of holding and disposing of our common stock in light of their particular situations.

Dividends

As discussed previously, we do not currently intend to make distributions on our common stock. If we do decide to make distributions, however, subject to the discussion below, such distributions made to a Non-U.S. Holder will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide us with a properly completed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty.

There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty applies, are attributable to a permanent establish of such Non-U.S. Holder in the United States) if such non-U.S. Holder provides us with a properly-executed IRS Form W-8ECI. Instead, such distributions will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving such distributions may also be subject to an additional “branch profits tax,” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

If a non-U.S. Holder is eligible for a reduced rate of withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld if such non-U.S. Holder files an appropriate claim for refund with the U.S. Internal Revenue Service. You should consult your tax advisor regarding your entitlement to benefits under an income tax treaty and the procedures for obtaining a refund, if available.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and, if an income tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we were or have been a “United States real property holding corporation,” or USRPHC.

If you are a Non-U.S. Holder described in (i) above, you will be required to pay tax on the net gain derived from the sale or other disposition of our common stock at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (ii) above, you will be required to pay a 30% tax on any gain derived from the sale or other disposition of our common stock, which tax may be offset by U.S. source capital losses, if any. We believe that we are not and do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Information Reporting Requirements and Backup Withholding

Generally, we must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of distributions made to such Non-U.S. Holder, and the amount, if any, of tax withheld from those distributions. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence or incorporation.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder meets applicable certification requirements or otherwise establishes an exemption.

Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a sale or other disposition of our common stock effected by or through a U.S. office of any U.S. or foreign broker unless the Non-U.S. Holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of proceeds of a sale or other disposition of our common stock effected by or through a foreign office of a foreign broker. However, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption, and other applicable certification requirements are met, information reporting requirements (but not backup withholding) will apply to a payment of proceeds of a sale or other disposition of our common stock effected by or through a foreign office of a broker that is (i) a United States person, (ii) a foreign person if 50% or more of its gross income for a specified three-year period is effectively connected with the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation,” or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by United States persons, or (b) that is engaged in a U.S. trade or business. In addition, backup withholding may apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against the non-U.S. Holder’s U.S. federal income tax liability, and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters listed below with respect to the shares of our common stock being offered in this offering. In accordance with the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the listed underwriters, and each of the listed underwriters, for which Oppenheimer & Co. Inc. (“Representative”) is acting as representative, have severally, and not jointly, agreed to purchase from us on a firm commitment basis, the number of shares offered in this offering set forth opposite their respective names below:

Number of
Underwriter	Shares

Oppenheimer & Co. Inc.
JMP Securities LLC
Feltl and Company, Inc.

Total

We have been advised by the Representative that the underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $      per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $      per share to other brokers and dealers. After the shares are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

The underwriting agreement provides that the several underwriters’ obligations to purchase shares are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase and pay for all of the shares offered by this prospectus, other than those covered by the over-allotment option described below (unless and until that option is exercised), if any of these shares are purchased.

No action has been taken by us or the underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required. None of our shares included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of the shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our shares and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of the securities included in this offering in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount to be paid to the underwriters:

	Total, with	Total, with
	No Over-Allotment	Full Over-Allotment

Underwriting discount	$	$
Underwriting discount per share	$	$

We estimate that the total expenses of this offering will be approximately $       , excluding underwriting discounts and commissions.

Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 30 days after the date of the final prospectus related to this offering, to purchase up to an aggregate of 675,000 additional shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any shares are purchased pursuant to the over-allotment option, the underwriters will offer these additional shares on the same terms as those on which the other shares are being offered hereby. If any shares are purchased pursuant to this over-allotment option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Lock-Up Agreements

We, our executive officers and directors, and certain of our stockholders have agreed, subject to limited exceptions approved by the underwriters, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable for shares of our common stock, enter into any transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock either owned as of the date of this prospectus or thereafter acquired, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose, unless required by law, the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representative. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning the last day of the 90-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

While the Representative has the right, in its discretion, to release securities from these lock-up agreements, it has advised us that it has no current intention of releasing any securities subject to a lock-up agreement and no agreement has been made between the Representative and us or between the Representative and any of our security holders pursuant to which the Representative has agreed to waive any lock-up restrictions. We have been further advised by the Representative that any request for the release of securities from a lock-up would be considered by the Representative on a case-by-case basis, and, in considering any such request, the Representative would consider circumstances of emergency and hardship.

Stabilization; Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, as described below:

•	over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a “covered” short position or a “naked” short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option, in whole or in part, or purchasing shares of our common stock in the open market;

•	syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares needed to close out such short position, the Representative will consider, among other things, the price of the shares available for purchase in the open market as compared to the price at which it may purchase the shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying such shares in the open market. A naked short position is more likely to be created if the Representative is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering;

•	stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering, which stabilizing bids may not exceed a specific maximum; and

•	penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market prices of our common stock. As a result, the prices of our shares may be higher than the price that might otherwise exist for such shares in the open market. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Electronic Delivery

One or more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or syndicate members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute such prospectuses electronically. Other than the prospectus being made available in electronic (PDF) format, the underwriters do not intend to use any other forms of prospectus in any electronic format, such as CD ROMs or videos. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their own online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relations with the Underwriters

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they have received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. O’Melveny & Myers LLP, San Francisco, California will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements of Global Traffic Network, Inc. included in this prospectus have been audited by BDO Kendalls (NSW) (formerly BDO), an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, we file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Global Traffic Network, Inc.
Index to Consolidated Financial Statements
And Financial Statement Schedule

Consolidated Financial Statements

Financial Statement Schedules:

All schedules have been omitted because they are not applicable, the required information is immaterial, or the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Global Traffic Network, Inc.

We have audited the accompanying consolidated balance sheets of Global Traffic Network, Inc. as of June 30, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended June 30, 2004, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Traffic Network, Inc. at June 30, 2005 and 2006 and the results of its operations and its cash flows for the years ended June 30, 2004, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America.

BDO

Sydney, NSW, Australia
September 28, 2006

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except share and per share amounts)

	June 30,	June 30,
	2006	2005

ASSETS:
Current Assets:
Cash and cash equivalents	$14,649	$51
Accounts receivable net of allowance for doubtful accounts of $11 and $0 at June 30, 2006 and June 30, 2005	4,715	3,391
Prepaids and other current assets	350	54
Taxes receivable	26	—
Deferred tax assets	134	112

Total current assets	19,874	3,608
Property and equipment, net	4,188	2,724
Intangibles	29	21
Deferred offering costs	—	83
Deferred tax assets	87	73
Other assets	110	107

Total assets	$24,288	$6,616

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Bank overdraft line of credit	$611	$184
Accounts payable and accrued expenses	3,872	2,510
Deferred revenue	—	111
Income taxes payable	132	383
Due to related parties	—	4
Current portion of long term debt	557	295
Current portion of shareholder notes payable	2,000	22

Total current liabilities	7,172	3,509
Bank overdraft line of credit	—	1,097
Long term debt, less current portion	1,286	639
Other liabilities	222	175

Total liabilities	8,680	5,420
Common stock, $.001 par value; 100,000,000 shares authorized; 12,870,000 shares issued and outstanding as of June 30, 2006 and 8,500,000 shares issued and outstanding as of June 30, 2005	13	4
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2006 and 2005	—	—
Additional paid in capital	18,169	531
Accumulated other comprehensive income	314	320
(Accumulated deficit) retained earnings	(2,888)	341

Total shareholders’ equity	15,608	1,196

Total liabilities and shareholders’ equity	$24,288	$6,616

See accompanying notes to the consolidated financial statements

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands except share and per share amounts)

	Year Ended June 30,
	2006	2005	2004

Revenues	$19,502	$15,380	$11,154

Operating expenses	15,309	8,708	7,871
Selling, general and administrative expenses	6,415	4,175	2,750
Depreciation and amortization expense	587	282	205

Net operating (loss) income	(2,809)	2,215	328
Interest expense	319	99	93
Other (income) expense	(220)	(18)	29

Net (loss) income before income taxes	(2,908)	2,134	206
Income tax expense	88	698	74

Net (loss) income	$(2,996)	$1,436	$132

(Loss) income per common share:
Basic and diluted	$(0.31)	$0.17	$0.02
Weighted average common shares outstanding:
Basic and diluted	9,621,260	8,500,000	8,500,000

See accompanying notes to the consolidated financial statements

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended June 30, 2006, 2005 and 2004
(Amounts in thousands except share amounts)

				Retained	Accumulated
			Additional	Earnings	Other	Total
	Common Stock		Paid In	(Accumulated	Comprehensive	Comprehensive
	Shares	Amount	Capital	Deficit)	Income (Loss)	Income (Loss)	Total

Balance, June 30, 2003	4,022,891	$94	$531	$21	$224		$870
Net income	—	—	—	132	—	132	132
Shares repurchased and retired	(13,029)	(51)	—	(693)	—	—	(744)
Foreign currency translation adjustment	—	—	—	—	55	55	55

Comprehensive net income	—	—	—	—	—	187

Balance, June 30, 2004	4,009,862	43	531	(540)	279		313

Shares repurchased and retired	(9,862)	(39)	—	(555)	—	—	(594)
Shares issued	4,500,000	—	—	—	—	—	—
Net income	—	—	—	1,436	—	1,436	1,436
Foreign currency translation adjustment	—	—	—	—	41	41	41

Comprehensive net income	—	—	—	—	—	1,477	—

Balance, June 30, 2005	8,500,000	4	531	341	320		1,196

Share subscriptions received	—	4	—	—	—	—	4
Issuance of shareholder notes payable	—	—	(1,400)	—	—	—	(1,400)
Initial public offering of stock	4,370,000	5	18,985	—	—	—	18,990
Dividends	—	—	—	(233)	—	—	(233)
Stock option compensation	—	—	53	—	—	—	53
Net loss	—	—	—	(2,996)	—	(2,996)	(2,996)
Foreign currency translation adjustment	—	—	—	—	(6)	(6)	(6)

Comprehensive net loss	—	—	—	—	—	$(3,002)	—

Balance, June 30, 2006	12,870,000	$13	$18,169	$(2,888)	$314		$15,608

See accompanying notes to the consolidated financial statements

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended June 30,
	2006	2005	2004

Cash flows from operating activities:
Net (loss) income	$(2,996)	$1,436	$132
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	587	282	205
Allowance for doubtful accounts	11	—	—
Non-cash compensation expense	53	—	—
Changes in assets and liabilities:
Accounts receivable	(1,335)	(1,230)	(950)
Deferred taxes, net	(36)	(90)	(51)
Prepaid and other current assets and other assets	(276)	(5)	186
Accounts payable and accrued expenses and other liabilities	1,451	1,000	799
Deferred revenue	(111)	3	8
Income taxes payable	(277)	379	(320)

Net cash (used in) provided by operating activities	(2,929)	1,775	9

Cash flows from investing activities:
Purchase of property and equipment	(1,988)	(534)	(193)
Intangibles	(8)	(7)	—

Net cash used in investing activities	(1,996)	(541)	(193)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	—	577
Repayment of long term debt	(549)	(181)	(234)
Net proceeds (repayments) of bank overdraft line of credit	702	(440)	349
Repayment of shareholder notes payable	(22)	(208)	(107)
Borrowings from shareholders	2,000	—	—
Dividends paid	(275)	(44)	(39)
Repayment of shareholder promissory notes	(1,400)	—	—
Deferred offering costs	—	(83)	—
Proceeds from issuance of stock	4	—	—
Proceeds from initial public offering of stock, net	19,073	—	—
Due (from) to related parties, net	(4)	8	(4)
Shares repurchased and retired	—	(594)	(744)

Net cash provided by (used in) financing activities	19,529	(1,542)	(202)
Effect of exchange rate changes on cash and cash equivalents	(6)	41	55

Net increase (decrease) in cash and cash equivalents	14,598	(267)	(331)
Cash and cash equivalents at beginning of fiscal year	51	318	649

Cash and cash equivalents at end of fiscal year	$14,649	$51	$318

Supplemental disclosures of cash flow information:
Cash paid during fiscal year for:
Interest	$274	$129	$143

Income taxes	$396	$409	$479

Non-cash financing and investing activities:
Property acquired under long-term debt	$63	$1,372	$—

See accompanying notes to the consolidated financial statements

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands except share and per share amounts)

NOTE 1 —	Description of the Company’s Business

Global Traffic Network, Inc. (the “Company”) is a Delaware corporation that was formed on May 16, 2005 as a holding company for the purpose of becoming the ultimate parent company of Canadian Traffic Network, ULC (“CTN”) and The Australia Traffic Network Pty Limited (“ATN”). At the time of the Company’s formation, ATN was a separate entity controlled by the same shareholders as the Company. On December 13, 2005, the Company entered into a Securities Exchange Agreement with ATN and the holders of all of the outstanding shares of ATN pursuant to which the Company exchanged 4,000,000 shares of its common stock and issued $1,400 in promissory notes to the ATN shareholders for all of the outstanding ordinary shares of ATN. The share exchange became effective on March 23, 2006, the effective date of the Company’s initial public offering (“IPO”), at which time ATN became a wholly-owned subsidiary of the Company.

NOTE 2 —	Basis of Presentation

The financial statements presented herein assume that the share exchange had occurred as of July 1, 2003 such that ATN had been a wholly owned subsidiary of the Company for all periods presented. However, the balance sheet as of June 30, 2005 and the statements of changes in equity for the years ended June 30, 2005 and 2004 do not include the impact of the issuance of the promissory notes as part of the Securities Exchange Agreement. Any activity or balances prior to May 16, 2005 (the Company’s date of formation) pertain to ATN. Because GTN and ATN are presented on a consolidated basis, all material intercompany transactions and balances have been eliminated in the consolidation.

The consolidated financial statements consist of the Company and its two wholly-owned subsidiaries, ATN and Global Traffic Canada, Inc. (“GTC”). As of July 5, 2005 the consolidated financial statements consist of the Company, ATN and GTC, as well as GTC’s wholly-owned subsidiary CTN. GTC is a holding company and had no assets or liabilities at June 30, 2006 or 2005.

NOTE 3 —	Summary of Significant Accounting Policies

a)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments including those related to allowances for doubtful accounts, useful lives of property, plant and equipment and intangible assets, income taxes and other contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

b)	Revenue recognition

Revenue is earned and recognized at the time commercial advertisements are broadcast. Payments received or amounts invoiced in advance are deferred until earned and such amounts are included as a component of deferred revenue in the accompanying balance sheets. All revenue pertains to cash sales and the company recognized no revenue related to the bartering of goods and services.

c)	Operating expenses

The cost of producing and distributing the radio and television traffic and news reports and services are considered operating expenses. These consist mainly of personnel, aviation costs, facility costs and station compensation. Operating expenses are recognized when incurred.

d)	Station compensation and reimbursement

The Company generally enters into multi year contracts with radio and television stations. These contracts call for the provision of various levels of service (including, but not limited to providing professional broadcasters, gathering of information, communications costs and aviation services) and, in some cases, cash compensation or reimbursement of expenses. Station compensation and reimbursement is a component of network operations expense and is recognized monthly per the contractual terms, which is not materially different than when the services are performed.

Contractual station commitments are as follows:

	June 30,	June 30,
	2006	2005

Year 1	$6,312	$8,859
Year 2	5,655	3,611
Year 3	883	3,477
Year 4	—	—
Year 5	—	—
Thereafter	—	—

In September 2006, ATN entered into a two year agreement effective July 1, 2006 to provide traffic reporting services (See note 3(o)). This agreement replaced the agreement that expired June 30, 2006. The contractual commitments adjusted for the impact of this contract are as follows:

June 30,
2006

Year 1	$10,712
Year 2	10,055
Year 3	883
Year 4	—
Year 5	—
Thereafter	—

e)	Cash and cash equivalents

The company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.

f)	Accounts Receivable

Accounts receivable are recorded at the invoice amount and are not interest bearing. The Company performs credit evaluations of its new customers and generally requires no collateral. The Company provides for losses from uncollectible accounts based on analyzing historical data and current trends and such losses have historically been insignificant. Past due amounts are written off against the allowance for doubtful accounts when collection is deemed unlikely and all collection efforts have ceased. An allowance for doubtful accounts of $11 and $0 has been established for the years ended June 30, 2006 and 2005.

Allowance for Doubtful Accounts

Balance at
	Beginning of	Additions	Deductions	Balance at
	Period	Expense	Write-offs	End of Period

Year ended June 30, 2006	$—	$63	$(52)	$11
Year ended June 30, 2005	$—	$—	$—	$—
Year ended June 30, 2004	$—	$—	$—	$—

g)	Property and Equipment

Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Recording, broadcasting and studio equipment	5 years
Furniture, and equipment and other	5 years
Motor vehicles	7 years
Helicopters and fixed wing aircraft	8 years

Leasehold improvements and leased assets are amortized over the shorter of the lease term or the asset’s useful life. Depreciation expense was $587, $282 and $205 for the years ended June 30, 2006, 2005 and 2004. Maintenance, repairs and minor replacements are charged to operations as incurred. Major replacements and betterments are capitalized and amortized over their useful lives.

h)	Intangible assets

Intangible assets reflected on the balance sheets primarily consist of costs relating to obtaining aircraft licenses. Due to the long term and indefinite nature of these assets, amortization expense is not reflected and the Company regularly reviews the assets for impairment. As of June 30, 2006 and 2005, there was no impairment of the assets. Amortization expense was $0 for the years ended June 30, 2006, 2005 and 2004.

i)	Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes.” Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to net operating loss carry-forwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in the statement of income in the period that included the enactment. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.

j)	Per share data

Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, “Earnings per Share.” In calculating basic earnings per share, net income is divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the fiscal year. There were no common equivalent shares outstanding during the fiscal years ended June 30, 2005 and 2004. For the period ended June 30, 2006, there were common equivalent shares outstanding due to 325,000 outstanding stock options during the period, none of which were vested or exercisable and a warrant issued to the underwriter of the Company’s IPO to purchase 380,000 common shares, which also was not exercisable. As a result of the Company’s negative net income for the year, all common stock equivalents were anti-dilutive and, therefore, were not considered in the calculation of diluted earnings per share.

k)	Fair value of financial instruments

FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information about financial instruments for which it is practical to estimate that value. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short-term maturities. The carrying amounts of the Company’s shareholder notes payable and long-term debt approximate fair value of these obligations based upon management’s best estimate of interest rates that would be available for similar debt obligations as of June 30, 2006 and 2005.

l)	Foreign currency translation

ATN’s functional currency is Australian dollars and CTN’s functional currency is Canadian dollars, while for reporting purposes the Company’s financial statements are presented in United States dollars. The financial statements have been translated into United States dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation.” Realized gains and losses resulting from currency translation adjustments are recognized in the accompanying statements of income as other expense (income). Foreign currency translation adjustments upon translation of the Company’s financial statements to United States dollars are recognized as other comprehensive income (loss).

m)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)), which is a revision of Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB Opinion No. 25), and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123(R), pro forma disclosure is no longer an alternative to financial statement recognition for stock option awards made after the Company’s adoption of SFAS 123(R). The Company adopted SFAS 123(R) on January 1, 2006. When the Company adopted SFAS 123(R) on January 1, 2006, the Company began recognizing the expense associated with these awards in the income statement over the awards’ vesting periods. The expense associated with stock options awarded to employees and directors for the period since January 1, 2006 is $53 and is included in selling, general and administrative expenses on the income statement.

Prior to the IPO, the Company had no stock options issued.

n)	Concentration of Credit Risk

The Company maintains cash balances with what management believes to be high credit quality financial institutions. Balances have and continue to exceed those amounts insured, and the majority of the Company’s cash is maintained in instruments not subject to FDIC or other insurance.

o)	Major Supplier

A significant portion of the Company’s radio commercial airtime inventory in Australia (which, when sold to advertisers, generates a material amount of the Company’s Australian revenues) comes from a large broadcaster in Australia, which includes inventory received from this broadcaster under a two year agreement dated July 1, 2006 to provide radio traffic reporting services and a three year agreement dated July 1, 2005 to provide radio news reporting services.

As of June 30, 2006, the majority of the Canadian radio stations with which the Company has contracted to provide radio traffic reports are owned by one company. The sale of such inventory constitutes a majority of the Company’s Canadian revenue. The agreement governs the Company’s delivery of radio traffic reports in seven different Canadian markets for three year terms that commence on various dates between November 2005 and January 2006, depending on the market. However, either party may terminate the agreement after eighteen months by giving six months notice, effectively making the agreement a two year agreement if such notice is given.

p)	Deferred offering costs

Deferred offering costs primarily consist of costs related to the IPO. As of the closing of the IPO, the deferred offering costs were offset against the proceeds of the IPO and the difference between the gross IPO proceeds less expenses related to the IPO (including the deferred offering costs) was credited to shareholders’ equity.

NOTE 4 —	Related Party Transactions

ATN has entered into a management agreement with Wisconsin Information Systems, Inc., an Ohio Corporation doing business as Milwaukee Traffic Network (“MTN”), which is owned by certain shareholders of the Company. ATN has historically compensated MTN with an annual fee as determined by the board of directors. Additionally, the management agreement provides MTN the opportunity to earn an incentive bonus if ATN exceeds pre-determined targeted cash flows approved by the board of directors of ATN. For the fiscal years ended June 30, 2006, 2005 and 2004, ATN paid MTN $337, $597 and $443 pursuant to this management agreement. The management agreement was terminated on March 31, 2006.

The Company employs and or contracts for services with certain stockholders, relatives of certain stockholders or entities controlled by such stockholders. For the period from May 16, 2005 (inception) to June 30, 2005, the Company paid these stockholders $33. For the year ended June 30, 2006, the Company paid these stockholders and their relatives $466. The majority of these payments pertain to salaries paid to these stockholders and their relatives for their services to the Company.

In addition to the services described above, on November 9, 2005, CTN entered a mutual sales representation agreement with a stockholder under which both parties agree to market the others commercial spot inventory in their respective markets. For the year ended June 30, 2006, CTN recognized net revenues of $44 and incurred $1 of expense due to bad debt.

The Company has also entered into note payable agreements with certain stockholders. (see Note 8)

NOTE 5 —	Property and Equipment, Net

Property and equipment, net is as follows as of June 30, 2006 and 2005:

	Year Ended	Year Ended
	June 30, 2006	June 30, 2005

Helicopters and fixed wing aircraft	$3,588	$2,169
Recording, broadcasting and studio equipment	1,304	880
Furniture and equipment and other	666	481
Less: Accumulated depreciation and amortization	1,370	806

Property and equipment, net	$4,188	$2,724
Plant and equipment held as security under specific loans:	$1,773	$637

NOTE 6 —	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of June 30, 2006 and 2005:

	June 30,	June 30,
	2006	2005

Trade payables	$2,936	$1,644
Accrued payroll expenses	640	595
Accrued expenses and other liabilities	296	226
Dividends payable	—	45

Total	$3,872	$2,510

NOTE 7 —	Long Term Debt

Long-term debt consists of the following as of:

	June 30,	June 30,
	2006	2005

Term loan with bank, bearing variable interest rate of ANZ Mortgage Index rate plus .33% (8.25% at June 30, 2006), monthly principal and interest payments of $13 secured by all ATN assets, matures on June 30, 2008	$309	$470
Financial leases with financing company, bearing fixed interest of 7.67% and 6.99%, monthly principal and interest payments of $2 and $2, secured by automobiles, matures August 25, 2010 and April 16, 2008	108	58
Note payable to bank, bearing fixed interest of 8.43%, monthly principal and interest payments of $12, secured by a Helicopter, matures November 6, 2008	288	406
Notes payable to bank bearing fixed interest of 6.97%, Monthly principal and interest payments of $27, secured by 2 helicopters, matures September 6, 2010	1,138	—

	1,843	934
Less current portion	557	295

Long term debt less current portion	1,286	639

On April 3, 2005, the Company increased its existing over draft line of credit facility from $1,525 to $2,287 (“new facility”) until September 9, 2005, at which time it reverted to its original amount. Interest on the new facility is variable at the ANZ Mortgage Index rate plus .83% (8.75% at June 30, 2006) and is secured by all ATN’s assets. The new facility contains covenants relating to dividends, liens, indebtedness, capital expenditures and interest coverage and leverage ratios. For the year ended June 30, 2006, certain of these covenants were waived by the lender. In connection with the closing of the new facility, the Company utilized $1,372 of the facility to purchase two new helicopters. These borrowings of $1,372 are included in bank overdraft on the accompanying balance sheet at June 30, 2005. The facility’s next review date is May 7, 2007.

On September 6, 2005, the helicopters were refinanced under $1,372 bank term loans (“Helicopter II Loan”). The Helicopter II Loan has a fixed interest rate of 6.97% with principal and interest payments due under a 60 month amortization schedule and is secured by the two helicopters. As a result of the refinancing, the bank overdraft of $1,281 at June 30, 2005 was paid in full and, based on the rates of exchange on that date, the full $1,525 was available to the Company. The balance of the bank overdraft was $611 at June 30, 2006 and, based on the rates of exchange on that date, $874 was available to the Company.

The aggregate maturities of long term debt and bank overdraft as of June 30, 2005, (modified for the impact of the Helicopter II Loan) and of long term debt as of June 30, 2006 are as follows (excluding market value adjustments, if any):

	June 30,	June 30,
	2006	2005

Year 1	$557	$479
Year 2	570	542
Year 3	343	567
Year 4	320	332
Year 5	53	295

NOTE 8 —	Shareholder Notes Payable

On November 9, 2005, CTN entered into a $2 million note purchase agreement with a stockholder. The note bears interest at 10% and is payable quarterly. The note is due on March 29, 2007 (the first anniversary of the closing date of the IPO). The note is secured by substantially all the assets of CTN (subject to certain conditions) and is guaranteed by the Company, GTC and ATN.

For the year ended June 30, 2006 the Company incurred interest expense of $126 under the CTN shareholder notes payable.

ATN issued notes payable to shareholders in order to fund the start of its operations and later to fund its cash needs. These notes were issued between 1998 and 2004. Each note bears interest at 5% and the interest is due upon maturity of the notes as stipulated in the note payable agreements. For the years ended June 30, 2006, 2005 and 2004, ATN incurred interest expense of $1, $4 and $10, respectively under shareholder notes payable.

The balance of notes payable in respect of directors at June 30, 2006 and 2005 was $0 and $0, respectively. The interest expense in respect of notes held by directors during the years ended June 30, 2006, 2005 and 2004 was $0, $3 and $5, respectively.

During September 2005, ATN repaid all outstanding shareholder notes payable and the related interest in full.

NOTE 9 —	Income Taxes

Income tax expense consists of the following:

	Year Ended			Year Ended
	June 30, 2006			June 30, 2005
	Domestic	Foreign	Total	Domestic	Foreign	Total

Income tax provision	$—	$128	$128	$—	$788	$788
Current deferred tax asset (liability), net	(78)	(58)	(136)	—	(62)	(62)
Non-current deferred tax asset (liability), net	(24)	(6)	(30)	—	(28)	(28)
Tax carried forward losses	(235)	(864)	(1,099)	(55)	—	(55)
Less: Valuation allowance	337	888	1,225	55	—	55
Income tax expense	$—	$88	$88	$—	$698	$698

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities on the Company’s balance sheets and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year Ended	Year Ended
	June 30,	June 30,
	2006	2005

Deferred tax assets:
Depreciation	$43	$21
Deferred rent	43	37
Capital losses	4	4
Foreign tax credit	132	—
Stock option expense	18	—
Accrued expenses and other	161	134
Tax carried forward losses	1,154	55

Total deferred tax assets	1,555	251
Deferred tax liabilities
Prepaid expenses	54	11

Total deferred tax liabilities	54	11

Net deferred tax assets before valuation allowance	1,501	240
Valuation allowance	(1,280)	(55)

Net deferred tax assets	221	185

	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2006	2005	2004

Income tax expense consists of the following:
Domestic	$—	$—	$—
Foreign	88	698	74
Income tax expense	$88	$698	$74

The reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is:

	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	June 30,
	2006	2005	2004

Federal statutory rate	35.0%	35.0%	35.0%
State taxes net of federal benefit	0.2	0.2	0.2
Differences between U.S. and foreign tax rates	1.1	(5.7)	(4.9)
Permanent differences between book and tax income	2.8	0.6	5.6
Impact of valuation allowance	(42.1)	2.6	—

Effective tax rate	(3.0)%	32.7%	35.9%

Management evaluates the recoverability of the deferred tax asset and the amount of the required valuation allowance. Due to the uncertainty surrounding the realization of the tax deductions in future tax returns, the Company has recorded a valuation allowance against its net deferred tax asset for Global Traffic Network, Inc. (unconsolidated) (“GTN”) and CTN at June 30, 2006 and for GTN at June 30, 2005. At such time as it is determined that it is more likely than not that the deferred tax assets will be realized, the valuation allowance will be reduced. The Company has recorded a valuation allowance for the deferred tax assets of ATN at June 30, 2006 and 2005 of $4 and $0, respectively.

NOTE 10 —	Commitments and Contingencies

The Company has various non-cancelable, long-term operating leases for its facilities, aviation services and office equipment. The facility leases have escalation clauses and provisions for payment of taxes, insurance, maintenance and repair expenses. Total expense under these leases is recognized ratably over the lease terms or based on usage, based on the type of agreement. Future minimum payments, by year and in the aggregate, under such non-cancelable operating leases with initial or remaining terms of one year or more, consist of the following as of June 30, 2006 and 2005:

	June 30,	June 30,
	2006	2005

Year 1	$463	$236
Year 2	253	219
Year 3	256	227
Year 4	265	234
Year 5	223	241
Thereafter	524	591

Total rent expense in the accompanying statements of income for the fiscal years ending June 30, 2006, 2005 and 2004 was $414, $314 and $239 respectively.

With respect to ATN’s leased office premises in Sydney, should ATN vacate the premises prior to the expiration of the lease term, ATN will be required to make the following payments to the lessor:

Vacation of premises prior to: September 8, 2006	$115
September 8, 2007	$90
September 8, 2008	$66
September 8, 2009	$41
September 8, 2010	$16

In June 2006, the CTN made a $35 deposit on the purchase of a helicopter. The total purchase price is approximately $656. CTN expects to take delivery of the helicopter in October 2006. CTN can cancel the purchase of the helicopter by forfeiting the deposit.

NOTE 11 —	Capital Stock

On March 29, 2006, the Company consummated an IPO in which it sold 3,800,000 shares of its common stock at a price to the public of $5.00 per share. Prior to the IPO, ATN was a separate entity which was controlled by the same shareholder base that controlled the Company. Pursuant to a Securities Exchange Agreement dated December 13, 2005, immediately prior to the effective time of the IPO, the Company exchanged 4,000,000 shares of its common stock and issued an aggregate of $1,400 in promissory notes to ATN shareholders for all of the outstanding ordinary shares of ATN (the “Share Exchange”), at which time ATN became a wholly-owned subsidiary of the Company. The promissory notes (the “Share Exchange Notes”), which were intended to cover the estimated tax consequences to such shareholders of the Share Exchange, were paid in their entirety on the closing date of IPO out of the net proceeds from the IPO. The issuance of the Share Exchange Notes reduced the additional paid in capital of the Company from the IPO. The net proceeds to the Company of the IPO was approximately $16,494. Due to the identical voting control of the Company and ATN prior to the Share Exchange, the transaction was treated as a combination and the equity section of the balance sheet reflects the combination of ATN and the Company’s equity.

On April 28, 2006, the underwriter for the IPO exercised its over-allotment option to acquire an additional 570,000 shares of the Company’s common stock for a purchase price of $4.65 per share (representing the IPO price to the public less underwriting discounts and commissions). On May 4, 2006, the purchase of these shares was completed, resulting in additional net proceeds to the Company of approximately $2,579 after deducting offering expenses.

NOTE 12 —	Stock based compensation

On September 30, 2005, the Company’s board of directors adopted the Global Traffic Network, Inc. 2005 Stock Incentive Plan (the “Plan”). Under the Plan, there are an aggregate of 1,200,000 shares of common stock available for issuance, of which 325,000 were outstanding under previously issued incentive grants as of June 30, 2006. Options granted under the Plan vest one third per year over three years and expire after ten years from the date of the grant.

As prescribed by SFAS 123(R), the Company is required to determine the fair value of the employee and director stock options issued under the Plan. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions (no options were issued during any period prior to January 1, 2006):

June 30,
2006

Risk-free interest rate	4.95-5.12%
Volatility factor	32.52%
Dividend yield	—
Option price	$6.28-5.00
Weighted average expected life of options	6 years
Weighted average grant date fair value	$702

The Company’s outstanding stock options as of June 30, 2006 were as follows:

			Weighted Average
		Weighted Average	Remaining	Aggregate
	Shares	Exercise Price	Contractual Term	Fair Value

Balance, June 30, 2005	—	—	—	—
Grants	375,000	$5.19	—	—
Exercised	—	—	—	—
Forfeitures/expirations	(50,000)	$5.00	—	—
Balance, June 30, 2006	325,000	$5.22	9.79 years	$702
Exercisable, June 30, 2006	—	—	—	—

Based on the following assumptions, the fair value with regards to the options issued during the year ended June 30, 2006 is $702, which will be expensed by the straight line method over the three year vesting period of the options. This expense is based on an assumption that there will be no forfeitures; this assumption is based on the positions of the grantees of the options and the lack of history with regards to forfeitures. It should be noted that the forfeiture in the table above was due to an outside director becoming an employee of the Company and the forfeited director stock options were simultaneously replaced with employee stock options. The expense for the year ended June 30, 2006 is $53 and is included in selling, general administrative expenses. There is no income tax benefit reflected in the accompanying income statements since a valuation allowance has been created for all tax loss carry forwards for GTN as of June 30, 2006.

Black-Scholes was developed for estimating the fair value of traded options which have no vesting restrictions and are freely transferable. The options issued under the Global Traffic Network, Inc. 2005 Stock Incentive Plan provide for limited transferability by the employee or director, and become exercisable with respect to one third of their shares on each of the first three anniversaries of the date of grant. In addition, volatility is a subjective estimate that is further made difficult by the fact that, due to the very limited trading history of the Company’s stock, a proxy for the Company’s volatility must be used. Since the Company believes it is the only public company offering traffic services outside the United States, the Company chose a recent six year volatility of the largest provider of traffic information in the United States, which is a much larger and longer established company than the Company. The impact of volatility on the expense recognized is that, all things being equal, the greater the volatility, the larger the expense. In addition, because the Company has no experience with regards to the expected life of the options granted with regards to both expected forfeiture rates and expected exercise dates, the Company elected to utilize the weighted mid-point between the vesting period of one third per year for three years and the maximum life of ten years, which is the point in time at which the options expire. The impact of weighted average life on the expense recognized is to the extent all other factors are the same, the expense increases as the time to exercise (life) increases. The risk free rate of interest was based on yields for five year United States Treasury bonds at the time the options were granted, which most closely matched the expected life of the options.

Due to the net loss for the year ended June 30, 2006, the impact of the stock options on fully diluted earnings per share would be anti-dilutive, and therefore is not included in the calculation of fully diluted earnings per share.

The Company has agreed to grant an employee additional 50,000 share options on May 8, 2007 and May 8, 2008, each at an exercise price equal to the fair market value on the date of grant, provided he remains employed by the Company on such dates. The employee’s employment arrangement has no definitive term.

NOTE 13 —	Warrant

Pursuant to the underwriting agreement entered into in connection with the IPO, the Company issued a warrant to the underwriter to purchase 380,000 shares of its common stock at a purchase price equal to $6.00 per share, which represents 120% of the $5.00 price to the public in the IPO. The underwriter may exercise the warrant at any time commencing on March 24, 2007 and ending on March 23, 2011 (the fifth anniversary of the date of the final prospectus used in the IPO).

NOTE 14 —	Segment Reporting

The Company operates in two geographic areas, Australia and Canada, through its wholly-owned subsidiaries ATN and GTC, which operates through its wholly-owned subsidiary CTN. Select income statement information and capital expenditures for the year ended June 30, 2006 and select balance sheet information as of June 30, 2006 is provided below. Comparative information is not provided since the Canadian segment did not exist prior to July 5, 2005. The All Other category consists primarily of corporate overhead and assets of GTN.

	Australia	Canada	All Other	Total

Revenues	19,007	495	—	19,502
Interest expense	193	126	—	319
Depreciation/amortization	530	57	—	587
Income tax expense	88	—	—	88
Segment profit (loss)	165	(2,601)	(560)	(2,996)
Segment assets	8,037	1,597	14,654	24,288
Deferred tax assets, net	221	—	—	221
Expenditure for segment assets	1,023	965	—	1,988

NOTE 15 —	Quarterly Results of Operations (unaudited)

Fiscal 2006

	First	Second	Third	Fourth	For the
	Quarter	Quarter	Quarter	Quarter	Year

Net Revenues	$4,181	$5,155	$4,537	$5,629	$19,502
Operating (loss) income	(673)	81	(1,105)	(1,112)	(2,809)
Net loss	(600)	(102)	(1,108)	(1,186)	(2,996)
Net loss per share:
Basic and diluted	$(0.07)	$(0.01)	$(0.13)	$(0.09)	$(0.31)

Fiscal 2005

	First	Second	Third	Fourth	For the
	Quarter	Quarter	Quarter	Quarter	Year

Net Revenues	$3,605	$4,237	$3,715	$3,823	$15,380
Operating income	683	1,066	445	21	2,215
Net income (loss)	450	730	303	(47)	1,436
Net income (loss) per share:
Basic and diluted	$0.05	$0.09	$0.04	$(0.01)	$0.17

NOTE 16 —	Subsequent Events

On August 9, 2006, CTN gave notice of its intent to repay its shareholder note payable in full. On September 7, 2006, CTN repaid the shareholder note payable in full.

Effective July 1, 2006, ATN entered into a new two year agreement to provide traffic reporting services with a major supplier, replacing the agreement that expired June 30, 2006. See notes 3(d) and 3(o).

Effective September 25, 2006, ATN began providing television traffic services to three additional television stations in Sydney, Melbourne and Brisbane.

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Amounts in thousands except share and per share amounts)

	March 31,	June 30,
	2007	2006
	(Unaudited)	(Unaudited)

ASSETS:
Current Assets:
Cash and cash equivalents	$8,435	$14,649
Accounts receivable net of allowance for doubtful accounts of $88 and $11 at March 31, 2007 and June 30, 2006	6,516	4,715
Prepaids and other current assets	1,373	350
Income tax receivable	3	26
Deferred tax assets	153	134

Total current assets	16,480	19,874
Property and equipment, net	6,125	4,188
Intangibles	31	29
Deferred tax assets	132	87
Other assets	119	110

Total assets	$22,887	$24,288

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Bank overdraft line of credit	$—	$611
Accounts payable and accrued expenses	6,274	3,872
Deferred revenue	36	—
Income taxes payable	611	132
Current portion of long term debt	632	557
Current portion of shareholder notes payable	—	2,000

Total current liabilities	7,553	7,172
Long term debt, less current portion	934	1,286
Other liabilities	410	222

Total liabilities	8,897	8,680
Shareholders’ Equity
Common stock, $.001 par value; 100,000,000 shares authorized; 12,870,000 shares issued and outstanding as of March 31, 2007 and June 30, 2006	13	13
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of March 31, 2007 and June 30, 2006	—	—
Additional paid in capital	18,379	18,169
Accumulated other comprehensive income	566	314
Accumulated deficit	(4,968)	(2,888)

Total shareholders’ equity	13,990	15,608

Total liabilities and shareholders’ equity	$22,887	$24,288

See accompanying notes to the consolidated financial statements

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(Amounts in thousands except share and per share amounts)

	Nine Months Ended
	March 31
	2007	2006
	(Unaudited)	(Unaudited)

Revenues	$21,939	$13,873
Operating expenses	15,627	10,523
Selling, general and administrative expenses	7,379	4,631
Depreciation and amortization expense	651	414

Net operating loss	(1,718)	(1,695)
Interest expense	140	220
Other (income)	(475)	(59)

Net loss before income taxes	(1,383)	(1,856)
Income tax expense (benefit)	697	(47)

Net loss	$(2,080)	$(1,809)

Loss per common share:
Basic and diluted	$(0.16)	$(0.21)
Weighted average common shares outstanding:
Basic and diluted	12,870,000	8,610,949

See accompanying notes to the consolidated financial statements

GLOBAL TRAFFIC NETWORK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Amounts in thousands)

	Nine Months Ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(2,080)	$(1,809)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	651	414
Allowance for doubtful accounts	77	10
Non-cash compensation expense	210	5
Gain on disposal of asset	(66)	—
Changes in assets and liabilities:
Accounts receivable	(1,478)	(66)
Deferred taxes, net	(42)	(32)
Prepaid and other current assets and other assets	(392)	(313)
Accounts payable and accrued expenses and other liabilities	2,181	1,621
Deferred revenue	36	(99)
Income tax refund	25	—
Income taxes payable	446	(409)

Net cash used in operating activities	(432)	(678)

Cash flows from investing activities:
Purchase of property and equipment	(2,829)	(1,053)

Net cash used in investing activities	(2,829)	(1,053)

Cash flows from financing activities:
Repayment of long term debt	(422)	(498)
Net (repayments) proceeds of bank overdraft line of credit	(611)	1,436
Borrowings from shareholders	—	2,000
Dividends paid	—	(275)
Repayment of shareholder notes payable	(2,000)	(22)
Repayment of shareholder promissory notes	—	(1,400)
Due from related parties, net	—	(4)
Proceeds from issuance of stock	—	4
Proceeds from initial public offering of stock, net	—	16,494

Net cash (used in) provided by financing activities	(3,033)	17,735
Effect of exchange rate changes on cash and cash equivalents	80	(67)

Net (decrease) increase in cash and cash equivalents	(6,214)	15,937
Cash and cash equivalents at beginning of fiscal period	14,649	51

Cash and cash equivalents at end of fiscal period	$8,435	$15,988

Supplemental disclosures of cash flow information:
Cash paid during fiscal period for:
Interest	$140	$176

Income taxes	$300	$396

Non-cash financing and investing activities:
Property acquired under long-term debt	$—	$63
Property acquired other than for cash	$75	$—

See accompanying notes to the consolidated financial statements

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts in thousands except share and per share amounts)

NOTE 1 —	Description of the Company’s Business

Global Traffic Network, Inc. (the “Company”) is a Delaware corporation that was formed on May 16, 2005 as a holding company for the purpose of becoming the ultimate parent company of Canadian Traffic Network, ULC (“CTN”) and The Australia Traffic Network Pty Limited (“ATN”). At the time of the Company’s formation, ATN was a separate entity controlled by the same shareholders as the Company. On December 13, 2005, the Company entered into a Securities Exchange Agreement with ATN and the holders of all of the outstanding shares of ATN pursuant to which the Company exchanged 4,000,000 shares of its common stock and issued $1,400 in promissory notes to the ATN shareholders for all of the outstanding ordinary shares of ATN. The share exchange became effective on March 23, 2006, the effective date of the Company’s initial public offering (“IPO”), at which time ATN became a wholly-owned subsidiary of the Company.

NOTE 2 —	Basis of Presentation

The accompanying consolidated balance sheet as of March 31, 2007, the consolidated statements of income for the nine month periods ended March 31, 2007 and 2006, and the consolidated statements of cash flows for the nine month periods ended March 31, 2007 and 2006 are unaudited, but in the opinion of management include all adjustments necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented and have been prepared in a manner consistent with the audited financial statements for the year ended June 30, 2006. Results of operations for interim periods are not necessarily indicative of annual results. These financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended June 30, 2006, included in the Company’s annual report on Form 10-K (SEC File No. 333-130417) filed with the Securities and Exchange Commission. Interim financial statements do not include all the disclosures required in the audited annual statements.

The financial statements presented herein assume that the share exchange had occurred as of July 1, 2003 such that ATN had been a wholly-owned subsidiary of the Company for all periods presented. Any activity or balances prior to May 16, 2005 (the Company’s date of formation) pertain to ATN. Because GTN and ATN are presented on a consolidated basis, all material intercompany transactions and balances have been eliminated in the consolidation.

The consolidated financial statements consist of the Company and its three wholly-owned subsidiaries, ATN, Global Traffic Canada, Inc. (“GTC”) including its wholly-owned subsidiary, CTN, and Global Traffic Network (UK) Limited (“UK”). As of July 5, 2005 the consolidated financial statements consisted of the Company, ATN and GTC, as well as GTC’s wholly-owned subsidiary CTN. On October 19, 2006 the Company formed a wholly owned subsidiary Global Traffic Network (UK) Limited (“UK”) to operate the Company’s business in the United Kingdom. As of October 19, 2006, the consolidated financial statements consist of the Company, ATN, UK and GTC, as well as GTC’s wholly-owned subsidiary CTN. As of March 31, 2007, UK had not contracted to provide services to any radio or television stations. GTC is a holding company and had no assets or liabilities other than its ownership of CTN at March 31, 2007 or June 30, 2006.

NOTE 3 —	Summary of Significant Accounting Policies

a)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

evaluates its estimates and judgments including those related to allowances for doubtful accounts, useful lives of property, plant and equipment and intangible assets, income taxes and other contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

b)	Revenue recognition

Revenue is earned and recognized at the time commercial advertisements are broadcast. Payments received or amounts invoiced in advance are deferred until earned and such amounts are included as a component of deferred revenue in the accompanying balance sheets. All revenue pertains to cash sales and the company recognized no revenue related to the bartering of goods and services.

c)	Operating expenses

The cost of producing and distributing the radio and television traffic and news reports and services are considered operating expenses. These consist mainly of personnel, aviation costs, facility costs and station compensation. Operating expenses are recognized when incurred.

d)	Station compensation and reimbursement

The Company generally enters into multi-year contracts with radio and television stations. These contracts call for the provision of various levels of service (including, but not limited to providing professional broadcasters, gathering of information, communications costs and aviation services) and, in some cases, cash compensation or reimbursement of expenses. Station compensation and reimbursement is a component of operating expense and is recognized monthly per the contractual terms, which is not materially different than when the services are performed.

Contractual station commitments are as follows:

	March 31,	June 30,
	2007	2006

Year 1	$14,671	$6,312
Year 2	6,039	5,655
Year 3	215	883
Year 4	—	—
Year 5	—	—
Thereafter	—	—

e)	Cash and cash equivalents

The company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.

f)	Accounts Receivable

Accounts receivable are recorded at the invoice amount and are not interest bearing. The Company performs credit evaluations of its new customers and generally requires no collateral. The Company provides for losses from uncollectible accounts based on analyzing historical data and current trends and such losses

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

have historically been insignificant. Past due amounts are written off against the allowance for doubtful accounts when collection is deemed unlikely and all collection efforts have ceased. An allowance for doubtful accounts of $88 and $11 has been established for the periods ended March 31, 2007, and June 30, 2006.

Allowance for Doubtful Accounts

	Balance at			Balance at
	Beginning of	Additions	Deductions	End of
	Period	Expense	Write-offs	Period

Nine months ended March 31, 2007	$11	$83	$(6)	$88
Year ended June 30, 2006	$—	$63	$(52)	$11

g)	Property and Equipment

Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Recording, broadcasting and studio equipment	5 years
Furniture, and equipment and other	5 years
Motor vehicles	7 years
Helicopters and fixed wing aircraft	8 years
Helicopter engine rebuilds	3 years

Leasehold improvements and leased assets are amortized over the shorter of the lease term or the asset’s useful life. Depreciation expense was $651 and $414 for the nine month periods ended March 31, 2007 and 2006. Maintenance, repairs and minor replacements are charged to operations as incurred. Major replacements and betterments are capitalized and amortized over their useful lives.

h)	Intangible assets

Intangible assets reflected on the balance sheets primarily consist of costs relating to obtaining aircraft licenses. Due to the long term and indefinite nature of these assets, amortization expense is not reflected and the Company regularly reviews the assets for impairment. As of March 31, 2007 and June 30, 2006, there was no impairment of the assets. Amortization expense was $0 for both nine month periods ended March 31, 2007 and 2006.

i)	Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes.” Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to net operating loss carry-forwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in the statement of income in the period that included the enactment. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

j)	Per share data

Basic and diluted earnings per share is calculated in accordance with FASB Statement No. 128, “Earnings per Share.” In calculating basic earnings per share, net income is divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the fiscal year. For the year ended June 30, 2006 and the periods ended March 31, 2007 and 2006, there were common equivalent shares outstanding due to the issuance of stock options during the periods, and a warrant issued to the underwriter of the Company’s IPO to purchase 380,000 common shares. Common stock equivalents are not taken into account for the calculation of diluted earnings per share for those periods with negative net income since they are anti-dilutive. Options and warrants with an exercise price greater than the average stock price for the period are also excluded from diluted shares since they would be anti-dilutive. As a result of the Company’s negative net income for the nine month periods ending March 31, 2007 and 2006, all common stock equivalents were anti-dilutive and, therefore, were not included in the calculation of diluted earnings per share.

k)	Fair value of financial instruments

FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information about financial instruments for which it is practical to estimate that value. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short-term maturities. The carrying amounts of the Company’s shareholder notes payable and long-term debt approximate fair value of these obligations based upon management’s best estimate of interest rates that would be available for similar debt obligations as of March 31, 2007 and June 30, 2006.

l)	Foreign currency translation

ATN’s functional currency is Australian dollars, CTN’s functional currency is Canadian dollars and UK’s functional currency is British pounds while for reporting purposes the Company’s financial statements are presented in United States dollars. The financial statements have been translated into United States dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation.” Realized gains and losses resulting from currency translation adjustments are recognized in the accompanying statements of income as a component of other expense (income). Foreign currency translation adjustments upon translation of the Company’s financial statements to United States dollars are recognized as other comprehensive income (loss).

m)	Recent Accounting Pronouncements

In June 2006, FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, which is an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position is a two step process. First step is recognition, in which the company determines whether it is more likely than not that a tax position will be sustained upon examination based on the merits of the position. The second step is measurement in which a tax position which meets the more likely than not threshold of the first step is measured to determine the amount of benefit to recognize in its financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 on July 1, 2007. The Company is still evaluating the impact of FIN 48 on its financial statements.

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

In September 2006, the SEC staff issued Staff Accounting Bulletin (“SAB”) 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires that public companies utilize a “dual approach” to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. The Company adopted SAB 108 effective July 1, 2006.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects to adopt SFAS 157 on July 1, 2008. The Company is currently assessing the impact of adopting SFAS 157, but does not expect that it will have a material effect on its consolidated financial position or results of operations.

n)	Concentration of Credit Risk

The Company maintains cash balances with what management believes to be high credit quality financial institutions. Balances have and continue to exceed those amounts insured, and the majority of the Company’s cash is maintained in instruments not subject to FDIC or other insurance.

o)	Major Supplier

A significant portion of the Company’s radio commercial airtime inventory in Australia (which, when sold to advertisers, generates a material amount of the Company’s Australian revenues) comes from a large broadcaster in Australia, which includes inventory received from this broadcaster under a two year agreement effective July 1, 2006 to provide radio traffic reporting services and a three year agreement dated July 1, 2005 to provide radio news reporting services.

As of March 31, 2007, the majority of the Canadian radio stations with which the Company has contracted to provide radio traffic reports are owned by one company. The sale of such inventory constitutes a majority of the Company’s Canadian revenue. The agreement between the Company and the owner of such stations governs the Company’s delivery of radio traffic reports in seven different Canadian markets for three year terms that commence on various dates between November 2005 and January 2006, depending on the market. However, either party may terminate the agreement after eighteen months by giving six months notice, effectively making the agreement a two year agreement if such notice is given.

p)	Deferred offering costs

Deferred offering costs primarily consist of costs related to the IPO. As of the closing of the IPO, the deferred offering costs were offset against the proceeds of the IPO and the difference between the gross IPO proceeds less expenses related to the IPO (including the deferred offering costs) was credited to shareholders’ equity.

NOTE 4 —	Related Party Transactions

ATN had entered into a management agreement with Wisconsin Information Systems, Inc., an Ohio corporation doing business as Milwaukee Traffic Network (“MTN”), which is owned by certain shareholders of the Company. ATN had historically compensated MTN with an annual fee as determined by the board of directors. Additionally, the management agreement provided MTN the opportunity to earn an incentive bonus

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

if ATN exceeded pre-determined targeted cash flows approved by the board of directors of ATN. For the fiscal year ended June 30, 2006, ATN paid MTN $337 pursuant to this management agreement. For the nine month periods ended March 31, 2007 and 2006, ATN paid MTN $0 and $337, respectively. The management agreement was terminated on March 31, 2006.

The Company employs and or contracts for services with certain stockholders, relatives of certain stockholders or entities controlled by such stockholders. For the year ended June 30, 2006, the Company paid these stockholders $466. For the nine month periods ended March 31, 2007 and 2006, the Company paid these related parties $470 and $284 respectively. The majority of these payments pertain to salaries paid to these stockholders and their relatives for their services as employees of the Company.

In addition to the services described above, on November 9, 2005, CTN entered a mutual sales representation agreement with a stockholder under which both parties agree to market the others commercial spot inventory in their respective markets. For the year ended June 30, 2006, CTN recognized net revenues of $44 and incurred $1 of expense due to bad debt. For the nine month periods ended March 31, 2007 and 2006, CTN recognized net revenues of $86 and $7, respectively.

The Company has also entered into note payable agreements with certain stockholders. (see Note 8)

NOTE 5 —	Property and Equipment, Net

Property and equipment, net is as follows as of March 31, 2007 and June 30, 2006:

	March 31,	June 30,
	2007	2006

Helicopters and fixed wing aircraft	$5,827	$3,588
Recording, broadcasting and studio equipment	1,532	1,304
Furniture and equipment and other	845	666
Less: Accumulated depreciation and amortization	2,079	1,370

Property and equipment, net	$6,125	$4,188
Plant and equipment held as security under specific loans:	$1,943	$1,773

NOTE 6 —	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of March 31, 2007 and June 30, 2006:

	March 31,	June 30,
	2007	2006

Trade payables	$4,546	$2,936
Accrued payroll expenses	1,114	640
Accrued expenses and other liabilities	614	296

Total	$6,274	$3,872

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

NOTE 7 —	Long Term Debt

Long-term debt consists of the following as of:

	March 31,	June 30,
	2007	2006

Term loan with bank, bearing variable interest rate of ANZ Mortgage Index rate plus .33% (8.75% at March 31, 2007), monthly principal and interest payments of $13 secured by all Company assets, matures on June 30, 2008	$216	$309
Financial leases with financing company, bearing fixed interest of 7.67% and 6.99%, monthly principal and interest payments of $2 and $2, secured by automobiles, matures August 25, 2010 and April 16, 2008	89	108
Note payable to bank, bearing fixed interest of 8.43%, monthly principal and interest payments of $12, secured by a helicopter, matures November 6, 2008	220	288
Notes payable to bank bearing fixed interest of 6.97%, Monthly principal and interest payments of $27, secured by 2 helicopters, matures September 6, 2010	1,041	1,138

	1,566	1,843
Less current portion	632	557

Long term debt less current portion	$934	$1,286

On April 3, 2005, the Company increased its existing over draft line of credit facility from $1,525 to $2,287 (“new facility”) until September 9, 2005, at which time it reverted to its original amount. Interest on the new facility is variable at the ANZ Mortgage Index rate plus .83% (9.25% at March 31, 2007) and is secured by all ATN’s assets. The new facility contains covenants relating to dividends, liens, indebtedness, capital expenditures and interest coverage and leverage ratios. The covenants are measured annually as of June 30. In connection with the closing of the new facility, the Company utilized $1,372 of the facility to purchase two new helicopters. The next review date for the over draft line of credit was May 12, 2007. While the Company has not received formal extension of the review date, the Company has received indication from the bank that the review date will be extended.

On September 6, 2005, the helicopters were refinanced under $1,372 bank term loans (“Helicopter II Loan”). The Helicopter II Loan has a fixed interest rate of 6.97% with principal and interest payments due under a 60 month amortization schedule and is secured by the two helicopters. The balance of the bank overdraft was $611 at June 30, 2006 and, based on the rates of exchange on that date, $874 was available to the Company. The balance of the bank overdraft was $0 on March 31, 2007 and, based on the rates of exchange on that date, $1,617 was available to the Company.

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

The aggregate maturities of long term debt as of March 31, 2007 and June 30, 2006, are as follows (excluding market value adjustments, if any):

	March 31,	June 30,
	2007	2006

Year 1	$632	$557
Year 2	444	570
Year 3	342	343
Year 4	148	320
Year 5	—	53

NOTE 8 —	Shareholder Notes Payable

On November 9, 2005, CTN entered into a $2 million note purchase agreement with a stockholder. The note bore interest at 10% and was payable quarterly. The note was due on March 29, 2007 (the first anniversary of the closing date of the IPO), was secured by substantially all the assets of CTN (subject to certain conditions) and was guaranteed by the Company, GTC and ATN.

For the year ended June 30, 2006 the Company incurred interest expense of $126 under the CTN shareholder note payable. For the nine month periods ended March 31, 2007 and 2006 the Company incurred interest expense of $38 and $76 respectively under the CTN shareholder note payable.

On September 7, 2006 the Company repaid the CTN shareholder note payable in full.

ATN issued notes payable to shareholders in order to fund the start of its operations and later to fund its cash needs. These notes were issued between 1998 and 2004. Each note bore interest at 5% and the interest was due upon maturity of the notes as stipulated in the note payable agreements. During the year ended June 30, 2006, ATN incurred interest expense of $1 under shareholder notes payable. For the nine month periods ended March 31, 2007 and 2006, the Company incurred interest expense of $0 and $1, respectively, under shareholder notes payable.

The balance of notes payable in respect of directors at June 30, 2006 and at March 31, 2007 was $0 and $0, respectively. The interest expense in respect of notes held by directors during the year ended June 30, 2006 and the nine month periods ended March 31, 2007 and 2006 was: $0, $0 and $0, respectively.

During September 2005, ATN repaid all outstanding shareholder notes payable and the related interest in full.

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

NOTE 9 —	Income Taxes

Income tax expense consists of the following:

		Nine Months			Year
		Ended			June 30,
		March 31,			Ended
		2007			2006
	Domestic	Foreign	Total	Domestic	Foreign	Total

Income tax provision	$95	$761	$856	$—	$128	$128
Current deferred tax asset (liability), net	37	(19)	18	(78)	(58)	(136)
Non-current deferred tax asset (liability), net	(74)	(91)	(165)	(24)	(6)	(30)
Tax carried forward losses	55	(1,180)	(1,125)	(235)	(864)	(1,099)
Valuation allowance	(113)	1,226	1,113	337	888	1,225

Income tax expense	$—	$697	$697	$—	$88	$88

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities on the Company’s balance sheets and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Period Ended	Year Ended
	March 31,	June 30,
	2007	2006

Deferred tax assets:
Depreciation	$100	$43
Deferred rent	47	43
Capital losses	4	4
Foreign tax credit	132	132
Stock option expense	91	18
Accrued expenses and other	211	161
Tax carried forward losses	2,184	1,154

Total deferred tax assets	2,769	1,555
Deferred tax liabilities
Prepaid expenses	91	54

Total deferred tax liabilities	91	54

Net deferred tax assets before valuation allowance	2,678	1,501
Valuation allowance	(2,393)	(1,280)

Net deferred tax assets	$285	$221

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

	Nine Months	Year
	Ended	Ended
	March 31,	June 30,
	2007	2006

Income tax expense consists of the following:
Domestic	$—	$—
Foreign	697	88
Income tax expense	$697	$88

The reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is:

	Nine Months	Year
	Ended	Ended
	March 31,	June 30,
	2007	2006

Federal statutory rate	35.0%	35.0%
State taxes net of federal benefit	0.6	0.2
Differences between U.S. and foreign tax rates	(5.6)	1.1
Permanent differences between book and tax income	0.1	2.8
Impact of valuation allowance	(80.5)	(42.1)

Effective tax rate	(50.4)%	(3.0)%

Management evaluates the recoverability of the deferred tax asset and the amount of the required valuation allowance. Due to the uncertainty surrounding the realization of the tax deductions in future tax returns, the Company has recorded a valuation allowance against its net deferred tax asset for Global Traffic Network, Inc. (unconsolidated) (“GTN”), CTN and UK at March 31, 2007 and GTN and CTN at June 30, 2006. At such time as it is determined that it is more likely than not that the deferred tax assets will be realized, the valuation allowance will be reduced. The Company has recorded a valuation allowance for the deferred tax assets of ATN at March 31, 2007 and June 30, 2006 of $4 and $4, respectively.

NOTE 10 —	Commitments

The Company has various non-cancelable, long-term operating leases for its facilities and office equipment. The facility leases have escalation clauses and provisions for payment of taxes, insurance, maintenance and repair expenses. Total rent expense under these leases is recognized ratably over the lease terms. Future minimum payments, by year and in the aggregate, under such non-cancelable operating leases with initial or remaining terms of one year or more, consist of the following as of March 31, 2007 and June 30, 2006:

	March 31,	June 30,
	2007	2006

Year 1	$906	$463
Year 2	359	253
Year 3	369	256
Year 4	344	265
Year 5	299	223
Thereafter	622	524

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

Total rent expense charged to operating expenses for the fiscal year ending June 30, 2006 was $414. Total rent expense charged to operating expenses in the accompanying statements of income for the nine months ended March 31, 2007 and 2006 was $371 and $293, respectively.

With respect to ATN’s leased office premises in Sydney, should ATN vacate the premises prior to the expiration of the lease term, ATN will be required to make the following payments to the lessor:

Vacation of premises prior to:
September 8, 2007	$98
September 8, 2008	$72
September 8, 2009	$45
September 8, 2010	$18

In March 2007, the Company made a $35 deposit on the purchase of a helicopter. The total purchase price is approximately $685. The Company is scheduled to take delivery of the helicopter in May 2007. The Company can cancel the purchase of the helicopter by forfeiting the deposit.

NOTE 11 —	Capital Stock

On March 29, 2006, the Company consummated an IPO in which it sold 3,800,000 shares of its common stock at a price to the public of $5.00 per share. Prior to the IPO, ATN was a separate entity which was controlled by the same shareholder base that controlled the Company. Pursuant to a Securities Exchange Agreement dated December 13, 2005, immediately prior to the effective time of the IPO, the Company exchanged 4,000,000 shares of its common stock and issued an aggregate of $1.4 million in promissory notes to ATN shareholders for all of the outstanding ordinary shares of ATN (the “Share Exchange”), at which time ATN became a wholly-owned subsidiary of the Company. The promissory notes (the “Share Exchange Notes”), which were intended to cover the estimated tax consequences to such shareholders of the Share Exchange, were paid in their entirety on the closing date of the IPO out of the net proceeds from the IPO. The issuance of the Share Exchange Notes reduced the additional paid in capital of the Company from the IPO. The net proceeds to the Company of the IPO were approximately $16,494. Due to the identical voting control of the Company and ATN prior to the Share Exchange, the transaction was treated as a combination and the equity section of the balance sheet reflects the combination of ATN and the Company’s equity. On April 28, 2006, the underwriter for the IPO exercised its over-allotment option to acquire an additional 570,000 shares of the Company’s common stock for a purchase price of $4.65 per share (representing the IPO price to the public less underwriting discounts and commissions). On May 4, 2006, the purchase of the shares was completed, resulting in additional net proceeds to the Company of approximately $2,579 after deducting offering expenses.

NOTE 12 —	Stock Based Compensation

On September 30, 2005, the Company’s board of directors adopted the Global Traffic Network, Inc. 2005 Stock Incentive Plan (the “Plan”). Under the Plan, there are an aggregate of 1,200,000 shares of common stock available for issuance, of which 635,000 and 325,000 were outstanding under previously issued incentive grants as of March 31, 2007 and June 30, 2006, respectively. Options granted under the Plan vest in equal annual installments over three years and expire after ten years from the date of the grant.

As prescribed by SFAS 123(R), the Company is required to determine the fair value of the employee, contractor and director stock options issued under the Global Traffic Network, Inc. 2005 Stock Incentive Plan. The fair value of these options that were still outstanding as of March 31, 2007 was estimated at the dates of

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

the grants using the Black-Scholes option pricing model with the following assumptions (no options were issued during any period prior to January 1, 2006):

	Issued Nine	All Grants
	Months Ended	as of
	March 31,	March 31,
	2007	2007

Risk-free interest rate	4.53-4.71%	4.53-5.12%
Volatility factor	60.35-65.89%	32.52-65.89%
Dividend yield	—	—
Option price	$4.05-5.25	$4.05-6.28
Weighted average expected life of options	6 years	6 years
Weighted average grant date fair value per option	$2.90	$2.55

The Company’s outstanding stock options as of March 31, 2007 were as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Fair
	Shares	Price	Term	Value

Balance, June 30, 2006	325,000	$5.22	9.79 years	$702
Grants	335,000	4.71	9.84 years	972
Exercised	—	—	—	—
Forfeitures/expirations	(25,000)	$5.00	8.98 years	$(52)
Balance, March 31, 2007	635,000	$4.96	9.46 years	$1,622
Exercisable, March 31, 2007	66,668	$5.00	8.98 years	$138

Based on the following assumptions, the expense with regards to all options issued and outstanding as of March 31, 2007 is $1,622 and the expense with regards to options issued during the nine month period ended March 31, 2007 is $971, which will be expensed by the straight line method over the three year vesting period of the options. This expense is based on an assumption that there will be no forfeitures; this assumption is based on the positions of the grantees of the options and the lack of history with regards to forfeitures as of March 31, 2007. Prior to the three month period ended March 31, 2007, the only previous forfeiture was due to an outside director becoming an employee of the Company and the forfeited director stock options were simultaneously replaced with employee stock options. The expense for the year ended June 30, 2006 is $53. The expense for the nine months periods ended March 31, 2007 and 2006 is $210 and $5 and is included in selling, general and administrative expenses on the accompanying statements of income. The intrinisic value of the options granted during the three month period ending March 31, 2007 and all options outstanding as of March 31, 2007 is $116 and $285, respectively. The intrinsic value of options exercisable at March 31, 2007 is $22.

Black-Scholes was developed for estimating the fair value of traded options which have no vesting restrictions and are freely transferable. The options issued under the Global Traffic Network, Inc. 2005 Stock Incentive Plan provide for limited transferability by the employee, contractor or director, and become exercisable with respect to one third of their shares on each of the first three anniversaries of the date of grant. In addition, volatility is a subjective estimate that is further made difficult by the fact that, due to the very limited trading history of the Company’s stock, a proxy for the Company’s volatility initially must be used. Since the Company believes it is the only public company offering traffic services outside the United States, the Company initially chose a recent six year volatility of the largest provider of traffic information in the

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

United States, which is a much larger and longer established company than the Company. The impact of volatility on the expense recognized is that, all things being equal, the greater the volatility, the larger the expense. Effective October 1, 2006, the Company commenced using an estimate of the Company’s stock’s volatility from the IPO date until the grant of the options, which is the largest sample size available. In addition, because the Company has no experience with regards to the expected life of the options granted with regards to both expected forfeiture rates and expected exercise dates, the Company elected to utilize the weighted mid-point between the vesting period of one third per year for three years and the maximum life of ten years, which is the point in time at which the options expire. The impact of weighted average life on the expense recognized is to the extent all other factors are the same, the expense increases as the time to exercise (life) increases. The risk free rate of interest was based on yields for five year United States Treasury bonds at the time of the grants, which most closely matched the expected life of the options.

Subsequent to March 31, 2007, 60,000 additional stock options have been granted to individuals in connection with the commencement of their employment or per their employment arrangement.

NOTE 13 —	Warrant

Pursuant to the underwriting agreement entered into in connection with the IPO, the Company issued a warrant to the underwriter to purchase 380,000 shares of its common stock at a purchase price equal to $6.00 per share, which represents 120% of the $5.00 price to public in the IPO. The underwriter may exercise the warrant at any time commencing on March 24, 2007 and ending on March 23, 2011 (the fifth anniversary of the date of the final prospectus used in the IPO).

NOTE 14 —	Segment Reporting

The Company operates in two geographic areas, Australia and Canada, through its wholly-owned subsidiaries ATN and GTC, which operates through its wholly-owned subsidiary CTN. Select income statement information and capital expenditures for the nine months ended March 31, 2007 and 2006 and the year ended June 30, 2006 and select balance sheet information as of March 31, 2007 and 2006 and June 30, 2006 is provided below. The All Other category consists primarily of expenses and assets of GTN and UK.

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

Nine months ended March 31, 2007

	Australia		Canada		All Other		Total
	Nine	Nine	Nine	Nine	Nine	Nine	Nine	Nine
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	$19,895	$13,776	$2,044	$97	$—	$—	$21,939	$13,873
Interest expense	102	144	38	76	—	—	140	220
Depreciation/amortization	518	390	133	24	—	—	651	414
Income tax expense (benefit)	697	(47)	—	—	—	—	697	(47)
Segment profit (loss)	1,604	(132)	(3,337)	(1,369)	(347)	(308)	(2,080)	(1,809)
Expenditure for segment assets	400	250	2,429	866	—	—	2,829	1,116

	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006	2007	2006	2007	2006

Segment assets	$12,193	$6,523	$5,036	$945	$5,658	$16,164	$22,887	$23,632
Deferred tax assets, net	285	217	—	—	—	—	285	217

Year ended June 30, 2006

	Australia	Canada	All Other	Total

Revenues	$19,007	$495	$—	$19,502
Interest expense	193	126	—	319
Depreciation/amortization	530	57	—	587
Income tax expense	88	—	—	88
Segment profit (loss)	165	(2,601)	(560)	(2,996)
Segment assets	8,037	1,597	14,654	24,288
Deferred tax assets, net	221	—	—	221
Expenditure for segment assets	1,023	965	—	1,988

NOTE 15 —	Contingencies

In October 2006, ATN received a draft lawsuit from a terminated employee alleging, among other things, misrepresentations by ATN and breach of contract. The Company has accrued an amount it has estimated may be necessary to settle the claim, but as of the date of the financial statements, it is not possible to estimate the Company’s liability above this accrual, if any, should the lawsuit proceed.

NOTE 16 —	Asset Disposal Outside the Ordinary Course

On February 2, 2007, a helicopter owned by Canadian Traffic Network ULC, but operated by a third-party, crashed during a maintenance flight. None of our employees and no personnel of our network affiliates were in the helicopter at the time of the accident. The net book value of the helicopter at the time of the accident was $576 and the Company expects substantially all of the cost of replacing the helicopter and any other expenses related to the accident, less applicable deductibles, will be covered by the third-party insurance. Based on the expected insurance proceeds, the Company has recognized a gain of $66 on disposal of the helicopter. The Company has made a $35 deposit on a replacement helicopter, with an expected purchase price of approximately $685. The Company can cancel the purchase by forfeiting the deposit.

GLOBAL TRAFFIC NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands except share and per share amounts)

In June 2007, CTN received all of the expected insurance proceeds.

NOTE 17 —	Subsequent Events

Effective April 2, 2007, CTN purchased substantially all the assets of Wise Broadcasting Network, Inc. (“Wise”) for approximately $347. Wise provided traffic, news, business, weather and sports reports to radio stations in exchange for commercials that Wise sold to advertisers. Wise also provided content and sold advertising for digital signage. On the same date, CTN also granted stock options and entered into a three year employment agreement with the president and sole shareholder of Wise. It is anticipated that the operations of Wise will be combined with the existing operations of CTN since the majority of the stations are in markets either served by CTN or in the same region as markets served by CTN.

Effective April 24, 2007, ATN entered into a two-year traffic network affiliation agreement with three radio stations. The contract commences on July 1, 2007. The contract requires ATN to make cash compensation payments of approximately $3,500 over the term of the agreement.

On May 30, 2007, ATN settled a dispute with a terminated employee pursuant to which the former employee was paid a severance payment of approximately $57 in full settlement of his claims.

SELECTED AUSTRALIAN NETWORK AFFILIATES

Perth
5 Radio Stations
1 TV stations
Brisbane
8 Radio stations
3 TV Stations
Gold Coast
3 Radio Stations
1 TV station
Newcastle
4 Radio stations
Gosford
3 Radio stations
Adelaide
5 Radio Stations
1 TV stations
Sydney
13 Radio stations
3 TV stations
Melbourne
11 Radio Stations
3 TV stations
Canberra
4 Radio Stations
1 TV station
Wollongong
2 Radio Stations

SELECTED CANADIAN NETWORK AFFILIATES

Edmonton
6 Radio Stations
1 TV Station
Toronto
8 Radio Stations
1 TV Station
Montreal
6 Radio Stations
Vancouver
6 Radio Stations
1 TV Station
Calgary
7 Radio Stations
1 TV Station
Winnipeg
6 Radio Stations
Hamilton
2 Radio Stations
1 TV Station

GTN
GLOBAL TRAFFIC NETWORK

4,500,000 Shares

Common Stock

Oppenheimer & Co.
JMP Securities
Feltl and Company

The date of this prospectus is          , 2007.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distributions

The Registrant estimates that expenses payable by the Registrant is connection with the offering described in this Registration Statement will be as follows:

SEC registration fee		$1,131.17
NASD filing fee		$4,184.60
NASDAQ listing application fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Miscellaneous	$	*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify any person, including persons who are not our directors and officers, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

In addition, pursuant to our Bylaws, we will indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

The underwriting agreement provides that the Underwriter is obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

We have directors and officers liability insurance in place for the benefit of our directors and certain of our officers.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the United States Securities Act of 1933.

Item 15.	Recent Sales of Unregistered Securities.

Since our inception on May 20, 2005, we have issued unregistered securities to a limited number of persons as described below:

In connection with our organization, on May 20, 2005, we issued 1,529,468 shares of our common stock to our Chairman and Chief Executive Officer, William L. Yde III, 1,363,325 shares of our common stock to our Treasurer and Secretary, Dale C. Arfman, 531,550 shares of our common stock to Thomas M. Gilligan, 210,427 shares of our common stock to Questcom Media Brokerage, Inc. and 49,833 shares of our common stock to Donald Bussell. On November 7, 2005, we issued 815,397 shares of our common stock to Metro Networks Communications, Inc. All such shares were issued for a purchase price of $0.001 per share.

Pursuant to a Securities Exchange Agreement entered into on December 13, 2005, on March 23, 2006, we issued 4,000,000 shares of our common stock for all of the issued and outstanding ordinary shares of The Australia Traffic Network Pty Limited, an Australian proprietary company registered under the Corporations Act of Australia (“The Australia Traffic Network”), comprising 135,453 ordinary shares, and The Australia Traffic Network became our wholly-owned subsidiary.

We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of our securities listed above.

At the March 29, 2006 closing our initial public offering, we sold to Feltl and Company, the underwriter for our initial public offering, for $50 a warrant to purchase 380,000 shares of our common stock exercisable at $6.00 per share. The warrant became exercisable in its entirety on March 24, 2007 (the one year anniversary of the date of the final prospectus from our initial public offering) and expires on March 23, 2011. The warrant contains customary anti-dilution provisions and certain demand and participatory registration rights.

Except as noted above, the sales of the securities identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, we believe that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and rules promulgated thereunder. Each of the above-referenced investors in our common stock represented to us in connection with their investment that they were “accredited investors” (as defined by Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”)) and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities were deemed restricted securities for purposes of the Securities Act when issued.

Item 16.	Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this Registration Statement:

Exhibits:

Exhibit No.	Description

1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation of Global Traffic Network, Inc. (incorporated by reference to Exhibit 3.1 to the Form S-l registration statement of the registrant (File No. 333-130417)).
3.2	Bylaws of Global Traffic Network, Inc. (incorporated by reference to Exhibit 3.2 to the Form S-l registration statement of the registrant (File No. 333-130417)).
4.1	Form of Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Form S-l registration statement of the registrant (File No. 333-130417)).
4.2	Underwriter’s Warrant Agreement dated March 29, 2006 between Global Traffic Network, Inc. and Feltl and Company, Inc. and related Warrant Certificate. (incorporated by reference to Appendix A of Exhibit 1.1 to the Form S-l registration statement of the registrant (File No. 333-130417)).
5.1	Opinion of Maslon Edelman Borman & Brand, LLP
10.1	Global Traffic Network, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.2	Senior Note Purchase Agreement dated November 9, 2005 by and between Canadian Traffic Network ULC and Metro Networks Communications, Inc. (incorporated by reference to Exhibit 10.2 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.3	Senior Secured Note dated November 9, 2005 by Canadian Traffic Network ULC in favor of Metro Networks Communications, Inc. (incorporated by reference to Exhibit 10.3 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.4	Security Agreement dated November 9, 2005 by and between Canadian Traffic Network ULC and Metro Networks Communications, Inc. (incorporated by reference to Exhibit 10.4 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.5	Guaranty Agreement dated November 9, 2005 by and among Global Traffic Network, Inc., Global Traffic Canada, Inc., The Australia Traffic Network Pty Limited and Metro Networks Communications, Inc. (incorporated by reference to Exhibit 10.5 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.6	Mutual Sales Representation Agreement dated November 9, 2005 by and between Metro Networks Communications, Limited Partnership and Canadian Traffic Network ULC (incorporated by reference to Exhibit 10.6 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.7	Traffic Data Agreement dated November 9, 2005 by and between Metro Networks Communications, Limited Partnership and Canadian Traffic Network ULC (incorporated by reference to Exhibit 10.7 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.8	Aircraft Traffic Report Supply Agreement dated October 21, 2005 by and between Canadian Traffic Network ULC and Corus Entertainment Inc. (incorporated by reference to Exhibit 10.8 to the Form S-l registration statement of the registrant (File No. 333-130417)).†
10.9	Traffic Report Supply Agreement commencing July 1, 2006 by and between The Australia Traffic Network Pty Limited and Austereo Pty Limited, as amended.††

Exhibit No.	Description

10.10	News Report Broadcasting Agreement dated July 1, 2005 by and between The Australia Traffic Network Pty Limited and Austereo Pty Limited (incorporated by reference to Exhibit 10.10 to the Form S-l registration statement of the registrant (File No. 333-130417)).†
10.11	Securities Exchange Agreement dated December 13, 2005 by and among Global Traffic Network, Inc., The Australia Traffic Network Pty Limited, William L. Yde III, Dale C. Arfman, Thomas M. Gilligan, Donald R. Bussell, Questcom Media Brokerage, Inc. and Metro Networks Communications, Inc. (incorporated by reference to Exhibit 10.11 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.12	Employment Agreement dated November 18, 2005 by and between Global Traffic Network, Inc. and William L. Yde III (incorporated by reference to Exhibit 10.12 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.13	Employment Agreement dated November 18, 2005 by and between Global Traffic Network, Inc. and Dale C. Arfman (incorporated by reference to Exhibit 10.13 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.14	Form of Global Traffic Network, Inc. Stock Option Agreement (2005 Stock Incentive Plan — Employee Non-Qualified) (incorporated by reference to Exhibit 10.14 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.15	Form of Global Traffic Network, Inc. Stock Option Agreement (2005 Stock Incentive Plan — Director) (incorporated by reference to Exhibit 10.15 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.16	Employment Agreement dated February 14, 2006 by and between Global Traffic Network, Inc. and Scott E. Cody (incorporated by reference to Exhibit 10.16 to the Form S-l registration statement of the registrant (File No. 333-130417)).
10.17	Amendment No. 1 to Employment Agreement dated April 4, 2007 by and between Global Traffic Network, Inc. and Scott E. Cody (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed April 4, 2007).
10.18	Management Agreement dated August 1, 2002 by and between The Australia Traffic Network Pty Limited and Wisconsin Information Systems dba Milwaukee Traffic Network (incorporated by reference to Exhibit 10.17 to the Form S-l registration statement of the registrant (File No. 333-130417)).
21.1	Subsidiaries of Global Traffic Network, Inc. (incorporated by reference to Exhibit 10.1 to the Form S-l registration statement of the registrant (File No. 333-130417)).
23.1	Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5.1).
23.2	Consent of BDO Kendalls (NSW) (formerly BDO).
24.1	Power of Attorney (included on signature page).

*	To be provided by amendment

†	Confidential treatment has been granted as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

††	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

Item 17.	Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on June 28, 2007.

GLOBAL TRAFFIC NETWORK, INC.

By:	/s/ William L. Yde III
William L. Yde III
Chairman and Chief Executive Officer
and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William L. Yde III and Scott E. Cody, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and additional registration statements relating to the same offering, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William L. Yde III William L. Yde III	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer) and Director	June 28, 2007

/s/ Scott E. Cody Scott E. Cody	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)	June 28, 2007

/s/ Dale C. Arfman Dale C. Arfman	Treasurer, Secretary and Director	June 28, 2007

/s/ Gary O. Benson Gary O. Benson	Director	June 28, 2007

/s/ Shane E. Coppola Shane E. Coppola	Director	June 28, 2007

/s/ Robert L. Johander Robert L. Johander	Director	June 28, 2007

Signature	Title	Date

/s/ Stuart R. Romenesko Stuart R. Romenesko	Director	June 28, 2007

/s/ Gary L. Worobow Gary L. Worobow	Director	June 28, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement*
5.1	Opinion of Maslon Edelman Borman & Brand, LLP
10.9	Traffic Report Supply Agreement commencing July 1, 2006 by and between The Australia Traffic Network Pty Limited and Austereo Pty Limited, as amended. ††
23.2	Consent of BDO Kendalls (NSW) (formerly BDO)
24.1	Power of Attorney (included on signature page)

*	To be provided by amendment

††	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.